As filed with the Securities and Exchange Commission on March 29, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DURATA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	27-1247903
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 South Wacker Drive, Suite 2550

Chicago, Illinois 60606

(312) 219-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul R. Edick

Chief Executive Officer

Durata Therapeutics, Inc.

200 South Wacker Drive, Suite 2550

Chicago, Illinois 60606

(312) 219-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew E. Nagel Brian A. Johnson Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center, 250 Greenwich Street New York, New York 10007 (212) 230-8800	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$57,500,000	$7,843

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 29, 2013

P R O S P E C T U S

Shares

Common Stock

We are selling              shares of our common stock.

Our common stock is listed on The NASDAQ Global Market under the symbol “DRTX.” The last reported sale price of our common stock on                     , 2013 was $             per share.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company disclosure standards. Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discount and commission	$	$
Proceeds, before expenses, to us	$	$

The underwriters may exercise their option to purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2013.

BofA Merrill Lynch	Credit Suisse	Jefferies

JMP Securities	RBC Capital Markets

The date of this prospectus is                     , 2013.

We have not authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

DURATA THERAPEUTICS, INC.

Company Overview

We are a pharmaceutical company focused on the development and commercialization of novel therapeutics for patients with infectious diseases and acute illnesses. We recently completed two global Phase 3 clinical trials with our lead product candidate, dalbavancin, for the treatment of patients with acute bacterial skin and skin structure infections, or ABSSSI. We announced the preliminary top-line results of our first Phase 3 clinical trial in December 2012 and our second Phase 3 clinical trial in February 2013. Dalbavancin is an intravenous antibiotic product candidate designed for once-weekly dosing, which we believe will facilitate the treatment of patients with ABSSSI in both the in-patient and out-patient settings by reducing the length of a patient’s hospital stay or avoiding hospital admission altogether and, ultimately, lowering the overall cost of care for these patients. We conducted each of these Phase 3 clinical trials pursuant to special protocol agreements, or SPAs, with the U.S. Food and Drug Administration, or FDA, based on draft guidance issued by the FDA in 2010 for the development of drugs to treat ABSSSI. We also designed these trials based on scientific advice that we received from the European Medicines Agency, or EMA, in December 2010 to meet regulatory filing requirements in the European Union. Preliminary top-line data from each of our two recently completed global Phase 3 clinical trials indicate that dalbavancin achieved its primary efficacy endpoint of non-inferiority, which is clinical response at 48 to 72 hours after initiation of therapy, as determined by the cessation of spread of the lesion, as well as the resolution of fever. The data also indicate that dalbavancin achieved its secondary efficacy endpoint, which was clinical success at the end of treatment. We expect that this secondary outcome measurement will be the primary measure of efficacy for regulatory review in Europe. We plan to submit a New Drug Application, or NDA, to the FDA in mid-2013 and a marketing authorization application, or MAA, to the EMA by the end of 2013. If approved, we intend to directly commercialize dalbavancin in the United States and possibly Western Europe with a targeted hospital sales force and to use a variety of types of collaboration arrangements for commercialization in other markets.

We believe that dalbavancin offers a number of potential advantages compared to currently available treatments for ABSSSI, including a strong safety and tolerability profile, broad coverage and activity against Gram-positive bacteria, including resistant bacterial strains, suitability in a wide range of patients due to limited drug-drug interaction or need for therapeutic drug monitoring, and simpler administration that facilitates use in multiple settings. In addition, dalbavancin’s pharmacokinetic profile and its relatively long half-life compared to many currently available treatments result in continuous bactericidal, or bacteria killing, activity over a prolonged period of time following treatment. We believe that these potential advantages may provide a more rapid and effective cure for patients with ABSSSI, greater patient compliance, improved safety outcomes and lower overall cost of care, even with branded pricing at a premium to generic products.

We own worldwide commercial rights to dalbavancin. Our worldwide rights are royalty free, other than in Japan, where we are obligated to pay royalties on net sales of dalbavancin. We will also owe a single milestone payment following the first commercial sale of dalbavancin in the United States or one of five major European markets, which we have the right to defer for up to five years. Our dalbavancin rights include four U.S. patents covering dalbavancin’s use and formulation. Each of these patents is scheduled to expire in 2023, and any one, but not all, of these U.S. patents may be eligible for patent term extension. In addition, in October 2012, the FDA designated dalbavancin as a Qualified Infectious Disease Product, or QIDP. The QIDP designation provides for priority review by the FDA, eligibility for “fast-track” status with its associated rolling review, and extension of statutory exclusivity periods with respect to the product for an additional five years upon FDA approval. Also, if dalbavancin is approved by the EMA, we expect that dalbavancin will qualify for eight years of data exclusivity and an additional two years of marketing exclusivity in the European Union. In addition to ABSSSI, we are exploring development of dalbavancin for additional indications, including pediatric and adult osteomyelitis, diabetic foot infection and pneumonia. We intend to enhance our product pipeline through strategically in-licensing or acquiring approved products or clinical stage product candidates for the hospital and acute care markets.

Our Market Opportunity

Overview

Based on our analysis of data from industry sources, we estimate that approximately 84% of all ABSSSI and 94% of cellulitis are caused by Gram-positive bacteria. Common Gram-positive bacteria that can result in ABSSSI include species of Staphylococcus, such as Methicillin-Resistant Staphylococcus aureus, or MRSA, and species of Streptococcus. Currently, the most widely prescribed antibiotic for treating Gram-positive infections in the United States is vancomycin, which is available in both branded and generic versions. Vancomycin and other generic antibiotics account for a substantial number of the injectable antibiotic units used in the United States. Based on our analysis of data from industry sources, we believe that vancomycin alone is used for approximately 7.2 million days of treatment annually for patients with ABSSSI at risk for MRSA. However, because of an increase in MRSA infections that are resistant to treatment with vancomycin and the need to dose vancomycin multiple times per day, more effective antibiotics and antibiotics with less-frequent dosing schedules are gaining a larger share of the market for the treatment of MRSA infections. According to publicly available financial information, three major branded antibiotics, daptomycin (marketed as Cubicin), tigecycline (marketed as Tygacil) and linezolid (marketed as Zyvox), recorded overall sales of approximately $1.5 billion in the United States in 2011. Based on our analysis of data from industry sources, we believe that approximately $510 million of these sales were solely related to the treatment of ABSSSI.

Although difficult to precisely estimate, based on our analysis of data from industry sources, we believe that in the United States there are approximately 35 million days of treatment annually for patients with ABSSSI that are at risk for MRSA utilizing intravenous antibiotics, with approximately 75% of these treatments occurring in the hospital setting and the remaining 25% occurring in the out-patient setting. This market is significantly larger when expanded to include Methicillin-Sensitive Staphylococcus aureus, or MSSA, treatments and oral step-down therapies prescribed to patients in connection with their discharge from the hospital. We believe that dalbavancin will also be appropriate for use in both the MSSA and oral step-down segments of treatment. We expect the number of treatment days in the out-patient setting to grow at a faster rate than in the hospital in-patient setting as a result of increased use of current agents in the out-patient setting as well as the potential use, if approved, of product candidates with more convenient dosing schedules.

Limitations of Currently Available Treatment Options

Despite widespread use, currently available treatment options have significant limitations in the treatment of ABSSSI. Treatment for ABSSSI typically begins in the out-patient or emergency room setting, where physicians often treat ABSSSI patients with a first-line antibiotic, such as vancomycin. The initial infusion of antibiotics can be a time-consuming process, taking up space and resources in both settings. Because most currently available treatments require multi-day dosing, after initial treatment physicians may admit ABSSSI patients to the hospital depending on the severity of the infection and out of concern about patients complying with their dosing regimen. The multi-day stays required for hospital treatment include significant overhead cost and an increased threat of the spread of MRSA, both to and from a particular patient. In addition, because hospitals can be both an expensive and unpleasant treatment setting for patients, the patients may leave the hospital during the course of treatment and not seek further treatment unless the infection returns. This failure to continue treatment may cause patients to then be readmitted to the hospital, which in turn may result in the imposition of reimbursement penalties on the hospital and higher overall cost to the healthcare system.

Dalbavancin

Overview

Dalbavancin is a second generation, semi-synthetic lipoglycopeptide designed for once-weekly intravenous dosing. We are initially developing dalbavancin for the treatment of patients with ABSSSI caused by Gram- positive bacteria, such as Staphylococcus aureus, or S. aureus, including Methicillin-Resistant and multi-drug resistant strains, and certain Streptococcal species. We recently completed two global Phase 3 clinical trials with dalbavancin, each of which was conducted pursuant to SPAs with the FDA based on draft guidance issued by the FDA in 2010 for the development of drugs to treat ABSSSI. We also designed these trials based on scientific advice that we received from the EMA in December 2010 to meet the regulatory filing requirements in the European Union. Preliminary top-line data from each of our two recently completed trials indicate that dalbavancin achieved its primary efficacy endpoint of non-inferiority of clinical response at 48 to 72 hours after initiation of therapy, as determined by the cessation of spread of the lesion, as well as resolution of fever. The data also indicate that dalbavancin achieved its secondary endpoint, which was clinical success at the end of treatment. We expect that this secondary outcome measurement will be the primary measure of efficacy for regulatory review in Europe. Dalbavancin previously completed three other Phase 3 clinical trials in May and June 2004 pursuant to prior FDA guidelines that are no longer in effect, in which more than 1,000 patients in total received dalbavancin. Dalbavancin achieved its primary efficacy endpoint in evaluable patients’ clinical response at test of cure, 28 days following therapy, in each of these first three completed Phase 3 clinical trials when compared to linezolid, cefazolin or vancomycin, three of the standard-of-care agents for uncomplicated skin and skin structure infections, or uSSSI, and complicated skin and skin structure infections, or cSSSI. The primary efficacy endpoint in each of these first three completed clinical trials was non-inferiority of dalbavancin compared to the other drug being evaluated based on a pre-determined non-inferiority margin. Non-inferiority comparisons of drugs are the standards for antibiotic drug development, and non-inferiority margins are used in the statistical analysis comparing two treatment arms in a study to distinguish the degree of potential difference between the antibiotics being evaluated. In these clinical trials, dalbavancin was well tolerated and generated a large database of safety information. The rate and duration of adverse events in clinical trials to date for dalbavancin are similar to that of the comparator drugs used in the trials, and we have not observed any negative drug-drug interactions with dalbavancin in clinical development to date.

In 2010, the FDA issued new draft guidance for the study of ABSSSI. The purpose of this guidance was to address many of the uncertainties regarding the FDA’s expectations concerning clinical trials for ABSSSI. As part of the new draft guidance, the FDA re-evaluated the types of skin and skin structure infections that should be included in clinical trials to support an indication for treatment. The FDA termed these types of infections ABSSSI rather than uSSSI or cSSSI. We conducted a retrospective analysis of the previously completed Phase 3 clinical trial comparing dalbavancin and linezolid and determined that dalbavancin could have achieved its primary endpoint if the trial had been designed and conducted under the new FDA draft guidance. Although we expect that, if successful, the results from our two recently completed Phase 3 clinical trials will form the primary basis for the FDA’s review of our planned NDA submission and for the evaluation of the efficacy, safety and overall benefit-risk relationship of dalbavancin for marketing approval, we also expect that the FDA will consider as part of its review the results of all submitted preclinical studies and clinical trials of dalbavancin, including the three previously completed Phase 3 clinical trials, as well as chemistry, manufacturing and control information in the NDA.

Differentiating Factors of Dalbavancin

The use of dalbavancin in any treatment setting may have significant advantages over currently available treatments. By limiting or eliminating the admission of patients for treatment in the hospital, we believe use of dalbavancin could reduce overall cost of ABSSSI to hospitals and third-party payors and to the healthcare system overall, improve patient compliance and decrease the spread and cost of MRSA. Although generic vancomycin is a relatively inexpensive drug, the overhead costs of administering vancomycin can be very high. Among other costs, treatment with multi-day antibiotics such as vancomycin generally requires the insertion of a peripherally inserted central catheter, or PICC, line to deliver the drug and either overnight hospital stays or, if a patient is treated on an out-patient basis, at least daily follow-up visits. We believe that treatment with dalbavancin, even with branded pricing at a premium to generic products, would generally be less costly overall than treatment with a generic antibiotic, such as vancomycin.

Dalbavancin is designed for once-weekly administration, contains the complete first week of treatment in the initial dose and is continuously bactericidal. We believe these attributes could allow doctors to administer dalbavancin to patients and release them without admission to the hospital, with confidence in the patients’ antibiotic treatment. Dalbavancin can be delivered through any intravenous catheter, which can be removed after dosing is complete, so that there is no need for insertion of a PICC line. Additionally, we believe that because dalbavancin’s second dose occurs seven days after the first dose, dalbavancin is particularly well suited for use in an emergency room or out-patient setting. In both the emergency room and the out-patient settings, a patient could be diagnosed, treated with the initial dose and released all in a few hours without admission to the hospital, with just one follow-up visit to complete treatment seven days later. We believe that this short, infrequent dosing would be less disruptive to a patient than currently available treatments and would allow doctors to send patients home directly from the emergency room or out-patient setting, rather than admitting patients to the hospital.

We also believe dalbavancin could provide significant therapeutic and economic benefits when administered in the hospital in-patient setting. Because treatment with dalbavancin requires only two doses one week apart, use of dalbavancin in the hospital may make an overall hospital stay shorter and less expensive. We believe that after dosing a patient with dalbavancin, hospitals could discharge the patient after only a short stay and then schedule a follow-up appointment for the second infusion. This second appointment would serve the dual purpose of allowing a doctor to reexamine the patient and to administer the second dose of dalbavancin, all while limiting the duration of the patient’s hospital stay.

We believe that with effective treatment of patients outside the hospital, the use of dalbavancin could decrease the threat of the spread of MRSA, both to and from a particular patient. We also believe that limiting the admission of patients for further treatment in the hospital and avoiding patient compliance and MRSA concerns could decrease readmission rates of patients with ABSSSI and therefore increase reimbursement rates for hospitals. In addition, we believe that as the healthcare system evolves with new programs seeking to reduce cost and provide better care for patients, accountable coordinated care models will begin to subject hospitals to quality bonuses or penalties from both government and commercial payors. The accountability metrics, which we expect to be implemented over the next few years, include reduced hospital readmissions, reduced healthcare-acquired infections, minimizing exposure to bundled payments and other improvements based on quality and cost of care. In addition, limiting the admission of patients for further treatment in the hospital may decrease the risk of improper admission of patients for one-day stays under audits conducted pursuant to government payor rules.

Our Strategy

Our goal is to become a fully integrated pharmaceutical company that develops and commercializes specialist oriented therapeutics in areas of high unmet medical need for patients with infectious diseases and acute illness. Key elements of our strategy to achieve this goal are:

•	Complete dalbavancin clinical development in its lead indication (ABSSSI).

•	Obtain regulatory approval for dalbavancin in the United States and subsequently in the European Union.

•	Maximize the commercial potential of dalbavancin.

•	Pursue development of dalbavancin in additional indications.

•	Opportunistically in-license or acquire approved products or additional clinical stage product candidates in our areas of focus.

Our History

We acquired our rights to dalbavancin through our acquisition of Vicuron Pharmaceuticals Inc., or Vicuron, from Pfizer Inc., or Pfizer, in December 2009. After Vicuron filed an NDA for dalbavancin with the FDA in December 2004, Pfizer acquired Vicuron in September 2005. In July 2007, Pfizer filed an MAA for dalbavancin with the EMA. Between 2005 and 2007, the FDA issued three approvable letters relating to the NDA filed in December 2004 for dalbavancin. In general, approvable letters identify issues that must be addressed in order to obtain approval of a pending NDA. The first two approvable letters raised, in part, open items on the manufacturing process of dalbavancin. After addressing the first approvable letter by making changes to the manufacturing process, Pfizer made additional changes to the manufacturing process, resulting in a second approvable letter. The third approvable letter in part requested that Pfizer justify the non-inferiority margin used for the then-current Phase 3 clinical trial comparing dalbavancin and cefazolin. In addition, the EMA questioned the approvability of Pfizer’s MAA application based on remaining objections that a single pivotal trial in cSSSI did not provide sufficiently robust data and that patients enrolled in the trial were not sick enough to support use in the desired indication. In September 2008, Pfizer globally withdrew all marketing applications while it considered conducting a second pivotal trial for the treatment of cSSSI in adults. We believe Vicuron had no substantive operations in 2009 prior to our acquisition of Vicuron from Pfizer in December 2009. Based on discussions with the FDA in June 2010 and in anticipation of the publication of new FDA draft guidance we resumed development of dalbavancin.

Risks Associated With Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•

We currently depend entirely on the success of dalbavancin. Our ability to generate product revenues, which we do not expect will occur before 2014, at the earliest, will depend heavily on the successful development and commercialization of dalbavancin.

•

Clinical trials of dalbavancin or any other product candidate we develop may not be successful. If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of dalbavancin or any other product candidate we develop, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

•

Although dalbavancin is protected by four issued U.S. patents, patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for dalbavancin.

•	We may be unable to in-license or acquire from third parties rights to approved products or additional product candidates.

•	We have a short operating history. We currently have no commercial products and we have not received marketing approval for any product candidate.

•

We have incurred significant operating losses since inception and may need substantial additional funding. We expect to incur losses for at least the next 12 to 24 months. Our net loss was $62.5 million for the year ended December 31, 2012, $33.0 million for the year ended December 31, 2011 and $11.0 million for the year ended December 31, 2010. As of December 31, 2012, we had a deficit accumulated during the development stage of $107.3 million.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on November 4, 2009 under the name Durata Therapeutics, Inc. Our principal executive offices are located at 200 South Wacker Drive, Suite 2550, Chicago, Illinois 60606, and our telephone number is (312) 219-7000. Our website address is http://www.duratatherapeutics.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “Durata,” “we,” “us,” “our” and similar references refer to Durata Therapeutics, Inc. and its consolidated subsidiaries. The trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds	We intend to use the net proceeds from this offering to seek marketing approval in the United States and the European Union for dalbavancin, for the scale up of the manufacturing of dalbavancin, to pursue the development of dalbavancin in additional indications, to fund additional commercial activities for dalbavancin in the United States and possibly Western Europe and for working capital and other general corporate purposes, which may include the in-licensing or acquisition of other products or technologies. See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	“DRTX”

The number of shares of our common stock to be outstanding after this offering is based on 18,404,087 shares of our common stock outstanding as of March 29, 2013.

The number of shares of our common stock to be outstanding after this offering excludes:

•	2,356,752 shares of our common stock issuable upon the exercise of stock options outstanding as of March 29, 2013 at a weighted average exercise price of $3.69 per share;

•	67,999 shares of our common stock issuable upon the exercise of warrants outstanding as of March 29, 2013 at an exercise price of $8.68 per share; and

•	407,648 additional shares of our common stock available for future issuance, as of March 29, 2013, under our 2012 stock incentive plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options or warrants described above; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock.

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and for the period from inception (November 4, 2009) to December 31, 2012 and the balance sheet data as of December 31, 2012 from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, an independent registered public accounting firm. We have derived the consolidated statement of operations data for the period from inception (November 4, 2009) to December 31, 2009 from our audited financial statements not included in this prospectus. We began operations on November 4, 2009, and therefore no financial data exist before such date. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

				Period from Inception (November 4, 2009) to December 31, 2009	Period from Inception (November 4, 2009) to December 31, 2012
	Year Ended December 31,
	2012	2011	2010
	(In Thousands, Except Share and Per Share Data)
Consolidated Statements of Operations Data
Operating expenses:
Research and development expense	$51,695	$30,133	$4,818	$198	$86,844
General and administrative expense	9,788	4,305	2,777	912	17,782
Acquisition related charges, net	1,097	1,121	6,300	26	8,544

Operating Loss	62,580	35,559	13,895	1,136	113,170
Interest income	(41)	(15)	(3)	—	(59)

Loss before income tax benefit	62,539	35,544	13,892	1,136	113,111
Income tax benefit	—	(2,511)	(2,878)	(422)	(5,811)

Net loss	$(62,539)	$(33,033)	$(11,014)	$(714)	$(107,300)

Net loss per common share—Basic and Diluted	$(7.48)	$(551.51)	$(469.92)	$(130.30)
Weighted-average common shares—Basic and Diluted	8,364,432	59,896	23,438	5,483

The unaudited as adjusted balance sheet data set forth below give effect to our issuance and sale of              shares of our common stock in this offering at an assumed public offering price of $              per share, which is the last reported sale price of our common stock on                     , 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 2012
	Actual	As Adjusted (1)(2) (Unaudited)
	(In Thousands)
Balance Sheet Data
Cash and cash equivalents	$32,257	$
Working capital	29,695
Total assets	86,548
Long-term debt	—
Common stock	184
Additional paid-in capital	150,989
Accumulated deficit during the development stage	(107,300)
Total stockholders’ equity	$43,873	$

(1)	A $1.00 increase (decrease) in the assumed public offering price of $ per share, which is the last reported sale price of our common stock on , 2013, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The unaudited as adjusted balance sheet data do not give effect to the loan and security agreement, or loan agreement, with Oxford Finance LLC, or Oxford, pursuant to which our wholly-owned Dutch subsidiaries borrowed an aggregate principal amount of $20.0 million in March 2013.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses for at least the next several years and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was $62.5 million for the year ended December 31, 2012 and $33.0 million for the year ended December 31, 2011. As of December 31, 2012, we had a deficit accumulated during the development stage of $107.3 million. To date, we have not generated any revenues and have financed our operations primarily through private placements of our preferred stock, an initial public offering of our common stock, which we closed in July 2012, and a secured debt financing, which we completed in March 2013. We have devoted substantially all of our efforts to research and development. We expect to continue to incur significant expenses and operating losses for at least the next several years. The net losses we incur may fluctuate significantly from quarter to quarter.

We anticipate that we will continue to incur significant expenses in connection with evaluating the results of our recently completed Phase 3 clinical trials of our lead product candidate, dalbavancin, for the treatment of patients with ABSSSI, seeking marketing approval for dalbavancin, manufacturing drug product, and establishing our commercial organization. In addition, if we obtain marketing approval of dalbavancin, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expenses, as well as ongoing research and development expenses. Our expenses also will increase if and as we:

•	maintain, expand and protect our intellectual property portfolio;

•	in-license or acquire other products and technologies;

•	hire additional clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval for and commercialize dalbavancin. This will require us to be successful in a range of challenging activities, including:

•	subject to positive results from our recently completed Phase 3 clinical trials, applying for and obtaining marketing approval for dalbavancin;

•	protecting our rights to our intellectual property portfolio related to dalbavancin;

•	contracting for the manufacture of commercial quantities of dalbavancin; and

•	establishing sales, marketing and distribution capabilities to effectively market and sell dalbavancin in the United States and possibly Western Europe.

We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are an early-stage company. We were incorporated and commenced active operations in the fourth quarter of 2009. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital and acquiring and developing dalbavancin. We have not yet demonstrated our ability to successfully complete the development of or obtain marketing approval for any product candidate, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a product development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We may need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect to continue to incur significant expenses in connection with our ongoing activities, particularly as we evaluate the results of our recently completed Phase 3 clinical trials, seek marketing approval for dalbavancin and, possibly, other product candidates, manufacture drug product, and establish our commercial organization. In addition, if we obtain marketing approval for dalbavancin, or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we have begun to incur additional costs associated with operating as a public company. Accordingly, we may need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, including proceeds from the secured debt financing that we completed in March 2013, will enable us to sustain our operations through early 2015. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. This estimate assumes, among other things, that, at our sole discretion pursuant to the terms of our agreement with Pfizer, we elect to defer for a period of up to five years payment of the $25 million milestone that we will become obligated to pay upon the first commercial sale of dalbavancin by delivering to Pfizer a promissory note for such amount. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually. Our future capital requirements will depend on many factors, including:

•	the final results of our recently completed Phase 3 clinical trials of dalbavancin;

•	the costs, timing and outcome of regulatory review of dalbavancin;

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the costs of commercialization activities for dalbavancin if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of marketing approval, revenue received from commercial sales of dalbavancin;

•	the costs of developing dalbavancin for additional indications;

•	our ability to establish collaborations on favorable terms, if at all;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property-related claims;

•	the extent to which we in-license or acquire other products and technologies; and

•	the scope, progress, results and costs of product development for our product candidates.

Conducting clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, if approved, dalbavancin or any other product candidate that we develop may not achieve commercial success. Accordingly, we may need to continue to rely on additional financing to achieve our business objectives. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. Adequate additional financing may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Additional debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Our existing indebtedness and the pledge of our assets as collateral limit our ability to obtain additional debt financing.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our indebtedness may limit cash flow available to invest in the ongoing needs of our business.

In March 2013, we and certain of our subsidiaries entered into the loan agreement with Oxford, pursuant to which our wholly-owned Dutch subsidiaries borrowed an aggregate principal amount of $20.0 million. Amounts borrowed under our loan agreement are guaranteed by us and certain of our subsidiaries. The loan is secured by a lien on all or substantially all of our assets and the assets of our subsidiaries (other than Durata Therapeutics Limited), including the pledge of the equity interests in each of our subsidiaries. We could in the future incur additional indebtedness beyond such amount.

Our debt combined with our other financial obligations and contractual commitments could have significant adverse consequences, including:

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requiring us to dedicate a substantial portion of cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce the amounts available to fund working capital, capital expenditures, product development efforts and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and market conditions;

•	obligating us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

We intend to satisfy our current and future debt service obligations with our cash and cash equivalents and short-term investments and funds from external sources. However, we may not have sufficient funds or may be unable to arrange for additional financing to pay the amounts due under our existing debt. Funds from external sources may not be available on acceptable terms, if at all. In addition, a failure to comply with the covenants under our debt instruments could result in an event of default under those instruments. In the event of an acceleration of amounts due under our debt instruments as a result of an event of default, including an event of default under our loan agreement with Oxford triggered by the occurrence of any material adverse change in our business, operations or condition (financial or otherwise) or material impairment of the prospect of repayment of any portion of such debt, we may not have sufficient funds and may be unable to arrange for additional financing to repay our indebtedness, and the lenders could seek to enforce security interests in the collateral securing such indebtedness. In addition, the covenants under our debt instruments and the pledge of our assets as collateral limit our ability to obtain additional debt financing.

We have begun to incur increased costs as a result of recently becoming a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an “emerging growth company,” we have begun to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

However, for as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies as described in the preceding risk factor. We may remain an emerging growth company until December 31, 2017, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting. However, as an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm until we are no longer an emerging growth company. To achieve compliance with Section 404 within the prescribed period, we will be engaged in, and as of December 31, 2012 have begun, a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Risks Related to Product Development and Commercialization

We currently depend entirely on the success of our lead product candidate, dalbavancin, which we are developing for the treatment of patients with ABSSSI. If we are unable to commercialize dalbavancin or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of dalbavancin for the treatment of patients with ABSSSI. Our ability to generate product revenues, which we do not expect will occur before 2014, at the earliest, will depend heavily on our obtaining marketing approval for and commercializing, dalbavancin. The success of dalbavancin will depend on several factors, including the following:

•	the final results of our recently completed Phase 3 clinical trials of dalbavancin;

•	receipt of marketing approvals from applicable regulatory authorities;

•	making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity;

•	protecting our rights in our intellectual property portfolio;

•	launching commercial sales of dalbavancin, if and when approved, whether alone or in collaboration with others;

•	acceptance of dalbavancin, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies; and

•	a continued acceptable safety profile of dalbavancin following approval.

Successful development of dalbavancin for additional indications, including pediatric and adult osteomyelitis, diabetic foot infection and pneumonia, as well as new formulations, will depend on similar factors.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize dalbavancin for the treatment of ABSSSI or any additional indication, which would materially harm our business.

If clinical trials of dalbavancin or any other product candidate that we develop fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of dalbavancin or any other product candidate.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

For example, based on the available top-line data we have reviewed, we believe that we have met the primary efficacy endpoint of non-inferiority in each of our two recently completed Phase 3 clinical trials. However, final results from these two clinical trials may not support this conclusion.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

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clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•

the number of patients required for future clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

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regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

•

our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials.

For example, following an interim analysis of 60% of the blinded enrolled patients in the second of our two recently completed Phase 3 clinical trials of dalbavancin and based on the advice of our independent data monitoring committee which was charged with assessing the pooled and blinded early response rate, we enrolled an additional 184 patients in the second trial in order to maintain the original degree of statistical power specified in the trial protocol. A similar interim analysis of 60% of the blinded enrolled patients in the first of our two recently completed Phase 3 clinical trials of dalbavancin indicated that we did not need to increase the number of patients we had intended to enroll in the first trial. Although the increase in the number of patients in the second of our two recently completed trials did not delay our anticipated development and approval timelines for dalbavancin, other developments could nonetheless cause our expectations to change.

If we are required to conduct additional clinical trials or other testing of dalbavancin or any other product candidate that we develop beyond those that we contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for dalbavancin or any other product candidate that we develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Many of our competitors also have ongoing clinical trials for product candidates that treat the same indications as dalbavancin, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by other factors including:

•	severity of the disease under investigation;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the product candidate under study;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse or inappropriate side effects are identified during the development of dalbavancin or any other product candidate that we develop, we may need to abandon or limit our development of dalbavancin or any other product candidate.

It is impossible to predict when or if dalbavancin or any other product candidate that we develop will prove effective or safe in humans or will receive marketing approval. If our product candidates are associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause side effects that prevented further development of the compound.

For example, although data from completed clinical trials for dalbavancin suggest that dosing should be adjusted for patients with severe renal impairment to maintain appropriate drug concentration and exposure rather than as a response to any safety concern, final results from our recently completed Phase 3 clinical trials may not support this conclusion. In addition, changes in blood glucose levels have been observed in clinical trials of dalbavancin.

If dalbavancin is found to cause changes in blood glucose levels that would be unsafe for patients, the FDA could restrict its use or physicians may be unwilling to prescribe it, which would negatively impact the revenue potential of dalbavancin.

Even if dalbavancin or any other product candidate that we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for dalbavancin may be smaller than we estimate.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current treatments for ABSSSI, including generic options, are well established in the medical community, and doctors may continue to rely on these treatments. If dalbavancin does not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of dalbavancin or any other product candidate that we develop, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	the ability to offer our products for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage or reimbursement;

•	the prevalence and severity of any side effects; and

•	the development of resistance by bacterial strains to treatment with dalbavancin.

In addition, the potential market opportunity for dalbavancin is difficult to precisely estimate, particularly in the out-patient setting. Our estimates of the potential market opportunity for dalbavancin include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. If any of these assumptions proves to be inaccurate, then the actual market for dalbavancin could be smaller than our estimates of our potential market opportunity. If the actual market for dalbavancin is smaller than we expect, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

If we are unable to establish sales and marketing capabilities or enter into sales and marketing agreements with third parties, we may not be successful in commercializing dalbavancin or any other product candidate that we develop if and when dalbavancin or any other product candidate is approved.

In 2012, we began to build our commercialization and marketing infrastructure for dalbavancin in the United States. However, we have no prior experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must continue to develop a sales and marketing organization or outsource these functions to third parties. Ultimately, we expect that our commercial organization that we plan to build in the United States and possibly Western Europe will include a targeted hospital sales force, a marketing and medical affairs staff, a reimbursement support team, a hospital formulary specialist team and a specialty distribution team. Although we are currently evaluating our commercialization strategy outside the United States and Western Europe, we expect that we would commercialize dalbavancin in other markets through a variety of types of collaboration arrangements with leading pharmaceutical and biotechnology companies.

There are risks involved with both establishing our own sales, marketing and distribution capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to dalbavancin, and will face competition with respect to any other product candidate that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of ABSSSI. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

There are a variety of available therapies marketed for the treatment of ABSSSI. Some of these drugs are branded and subject to patent protection, and others, including vancomycin, are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. We expect that if dalbavancin is approved, it will be priced at a significant premium over vancomycin and other competitive generic products. This may make it difficult for us to replace existing therapies with dalbavancin.

There are also a number of products in clinical development by third parties to treat ABSSSI. These companies include pharmaceutical companies, biotechnology companies, and specialty pharmaceutical and generic drug companies of various sizes, such as The Medicines Company, Trius Therapeutics, Inc., Cempra, Inc., Rib-X Pharmaceuticals, Inc., Paratek Pharmaceuticals, Inc., Nabriva Therapeutrics AG, Tetraphase Pharmaceuticals, Inc. and Furiex Pharmaceuticals, Inc. Our competitors may develop products that are more effective, safer, more convenient or less costly than dalbavancin or that would render dalbavancin obsolete or non-competitive. Our competitors may also obtain marketing approval from the FDA or other regulatory authorities for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Even if we are able to commercialize dalbavancin or any other product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize dalbavancin or any other product candidate successfully also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will cover and pay for and, in doing so, establish payment levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payment for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for dalbavancin or any other product that we commercialize and, if reimbursement is available, the level of payment. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement schemes and payment rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payment levels already set for lower cost drugs, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Private third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate payment rates from both government-funded and private third-party payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Our strategy of obtaining rights to product candidates and approved products for the hospital and acute care markets through in-licenses and acquisitions may not be successful.

We intend to enhance our product pipeline through strategically in-licensing or acquiring approved products or clinical stage product candidates for the hospital and acute care markets. Because we do not engage in drug discovery or early stage research, the future growth of our business will depend in significant part on our ability to in-license or acquire rights to approved products or additional product candidates. However, we may be unable to in-license or acquire any products or product candidates from third parties. The in-licensing and acquisition of pharmaceutical products is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire products or product candidates that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to in-license or acquire the relevant products or product candidates on terms that would allow us to make an appropriate return on our investment. Furthermore, we may be unable to identify suitable products or product candidates within our area of focus. If we are unable to successfully obtain rights to suitable products or product candidates, our business, financial condition and prospects for growth could suffer.

Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of dalbavancin and any other product candidate that we develop in human clinical trials and will face an even greater risk if we commercially sell any products that we develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	reduced resources of our management to pursue our business strategy;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We currently hold $15 million in product liability insurance coverage, which may not be adequate to cover all liabilities that we may incur. We will need to increase our insurance coverage when and if we begin commercializing dalbavancin or any other product candidate that receives marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and wastes, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Our Dependence on Third Parties

We expect to depend on collaborations with third parties for the development and commercialization of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

Although we expect to commercialize dalbavancin ourselves in the United States and possibly Western Europe, we intend to seek to commercialize dalbavancin through a variety of types of collaboration arrangements in other markets, including Eastern Europe and Asia. In addition, we may seek third-party collaborators for development and commercialization of other product candidates. Our likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are not currently party to any such arrangement. However, if we do enter into any such arrangements with any third parties in the future, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates would pose the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•

collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•

disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

The potential commercialization of dalbavancin and the development and potential commercialization of other product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates. For example, we intend to seek to commercialize dalbavancin through a variety of types of collaboration arrangements outside the United States and Western Europe.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We have relied on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials for dalbavancin and expect to rely on these third parties to conduct clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government—sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We also rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of dalbavancin for clinical trials and expect to continue to do so in connection with the commercialization of dalbavancin and for clinical trials and commercialization of any other product candidates that we develop. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of dalbavancin and have limited personnel with manufacturing experience. We currently rely on and expect to continue to rely on third-party contract manufacturers to manufacture clinical supplies and commercial quantities of dalbavancin and other drug substances and drug product candidates if and when approved for marketing by applicable regulatory authorities.

We currently rely on one third-party manufacturer to supply us with dalbavancin drug substance and another third-party manufacturer to conduct fill and finish services.

We have a supply agreement with Gnosis Bioresearch srl., or Gnosis, to supply us with the drug substance for dalbavancin in the form of injectable grade powder. Although Gnosis has agreed to supply us with a specified percentage of our worldwide demand for drug substance, Gnosis is not obligated to supply any drug substance in excess of this specified percentage. If Gnosis should become unavailable to us for any reason for the supply of drug substance, we believe that there are a number of potential replacements, although we might incur some delay in identifying or qualifying such replacements. In the event Gnosis breaches its supply obligations as specified in the agreement, we may engage an alternate supplier to supply us with drug substance until Gnosis demonstrates to our reasonable satisfaction that Gnosis has fully remedied such supply failure.

We have identified a possible secondary supplier of drug substance and are currently engaged in a technology transfer process with this manufacturer.

We have a development and supply agreement with Hospira Worldwide, Inc., or Hospira, for our fill and finish services. If Hospira should become unavailable to us for any reason for fill and finish services, we believe that there are a number of potential replacements, although we might incur some delay in identifying or qualifying such replacements. Although Hospira has agreed to supply us with a specified percentage of our requirements of dalbavancin, Hospira is not obligated to manufacture any products in excess of this specified percentage. If Hospira is unable to supply us with product as a result of its breach, a force majeure event or restrictions under applicable law, we may engage an alternate manufacturer to supply us with the quantity of product which Hospira was unable to supply.

Even if we are able to establish and maintain such arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know—how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and harm our business and results of operations.

Dalbavancin and any other product that we develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance for dalbavancin or for fill-finish services. If either of our existing manufacturers should become unavailable to us for any reason, we believe that there are a number of potential replacements, although we might incur some delay in identifying or qualifying such replacements. We have identified a possible secondary supplier of drug substance and are currently engaged in a technology transfer process with this manufacturer.

Our current and anticipated future dependence upon others for the manufacture of dalbavancin and any other product candidate or product that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis

If we fail to comply with our obligations in the agreements under which we in-license or acquire development or commercialization rights to products or technology from third parties, we could lose commercial rights that are important to our business.

In December 2010, we acquired from RaQualia Pharma Inc., or RaQualia, rights to commercialize dalbavancin in Japan, which Pfizer had previously granted to RaQualia pursuant to a marketing rights agreement. Under our agreement with RaQualia, if we fail to use reasonable efforts to file a regulatory approval application in Japan for dalbavancin within a specified time, RaQualia has the right to regain rights to dalbavancin in Japan. Although we currently plan to pursue the filing of a regulatory approval application in Japan within the specified time, our failure to do so could result in the loss of our commercial rights in Japan and reduce the commercial value of our rights to dalbavancin.

We may enter into additional agreements, including license agreements, in the future that impose diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these future obligations, third parties may have the right to terminate these agreements, in which event we might not be able to market any product that is covered by these agreements, which could materially adversely affect the value of the product candidate being developed under any such license agreement. Termination of these license agreements or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms, or cause us to lose right in important intellectual property or technology.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, if we license technology or product candidates from third parties in the future, these license agreements may not permit us to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering this intellectual property. These agreements could also give our licensors the right to enforce the licensed patents without our involvement, or to decide not to enforce the patents without our consent. Therefore, in these circumstances, we could not be certain that these patents and applications would be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. In addition, we may not pursue or obtain patent protection in all major markets. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office or become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

For example, although dalbavancin is protected by four issued U.S. patents consisting of two method-of-treatment patents, a dosage-form patent and a formulation patent, patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for dalbavancin. Because dalbavancin lacks composition-of-matter protection for its active pharmaceutical ingredient, competitors will be able to offer and sell products with the same active pharmaceutical ingredient so long as these competitors do not infringe any other patents covering this drug. Moreover, method-of-treatment patents, are more difficult to enforce than composition-of-matter patents because of the risk of off-label sale or use of the subject compound. Physicians are permitted to prescribe an approved product for uses that are not described in the product’s labeling. Although off-label prescriptions may infringe our method-of-treatment patents, the practice is common across medical specialties and such infringement is difficult to prevent or prosecute. Off-label sales would limit our ability to generate revenue from the sale of our product candidates, if approved for commercial sale. In addition, if a third party were able to design around our dosage-form and formulation patents and create a different formulation and dosage form that is not covered by our patents or patent applications, we would likely be unable to prevent that third party from manufacturing and marketing its product.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In October 2012, the FDA designated dalbavancin as a QIDP. This designation provides 10 years of exclusivity in the United States if FDA approves dalbavancin for the treatment of ABSSSI.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such marks. In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference proceedings before the U.S. Patent and Trademark Office. Third parties may assert infringement claims against us based on existing or future intellectual property rights. We have not conducted a freedom-to-operate search or analysis for dalbavancin, and we may not be aware of pending or future patent applications that, if issued, would block us from commercializing dalbavancin. Thus, we cannot guarantee that dalbavancin, or our commercialization thereof, does not and will not infringe any third party’s intellectual property.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while we typically require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Moreover, because we acquired the rights to our lead product candidate from Pfizer, we must rely on Pfizer’s practices, and those of its predecessors, with regard to the assignment of intellectual property therein. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and could distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets.

Moreover, because we acquired the rights to our lead product candidate from Pfizer, we must rely on Pfizer’s practices, and those of its predecessors, with regard to parties that may have had access to our trade secrets related thereto before our acquisition. Any party with whom we or they have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

Our trademark applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the U.S. Patent and Trademark Office and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

In addition, we have not yet proposed a proprietary name for dalbavancin in any jurisdiction. Any proprietary name we propose to use with dalbavancin in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize dalbavancin or any other product candidate that we develop, and our ability to generate revenue will be materially impaired.

Our product candidates, including dalbavancin, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market dalbavancin or any other product candidate from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party contract research organizations to assist us in this process. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing FDA approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA. The FDA or other regulatory authorities may determine that dalbavancin or any other product candidate that we develop is not effective, or is only moderately effective, or has undesirable or unintended side effects, toxicities, safety profile or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

For example, between 2005 and 2007, the FDA issued three approvable letters relating to the NDA filed in December 2004 for dalbavancin, and in September 2008, Pfizer globally withdrew all marketing applications for dalbavancin. In general, approvable letters identify issues that must be addressed in order to obtain approval of a pending NDA. The first two approvable letters raised, in part, open items on the manufacturing process of dalbavancin. After addressing the first approvable letter by making changes to the manufacturing process, Pfizer made additional changes to the manufacturing process, resulting in a second approvable letter. Because of the close scrutiny by the FDA in the prior review, as well as questions raised in these prior approvable letters, regarding the manufacturing process for dalbavancin active pharmaceutical ingredient, or API, we expect the manufacture of dalbavancin again may be a focus of the FDA’s review of our planned NDA submission. The dalbavancin API manufacturing process is complicated and the Gnosis facility has only made a small amount in the past two to five years. We are working closely with Gnosis and several consultants on the process to obtain the data we need for our planned NDA submission and review. We plan to submit to the FDA data from several non-cGMP batches of previously manufactured API, for the sole purpose of meeting long-term stability requirements. These batches are not intended for clinical or commercial use. During the FDA’s review, as part of the rolling submission we have been granted, we intend to submit data from new batches of dalbavancin API currently being produced to satisfy registration requirements and provide further stability data, if required. The third approvable letter in part requested that Pfizer justify the non-inferiority margin used for the then-current Phase 3 clinical trial comparing dalbavancin and cefazolin. In addition, the EMA questioned the approvability of Pfizer’s marketing authorization application based on remaining objections that a single pivotal trial in complicated skin and skin structure infections did not provide sufficiently robust data and that patients enrolled in the trial were not sick enough to support use in the desired indication. The FDA and the EMA may identify additional issues as their review of our current or future applications proceeds.

If we experience further delays in obtaining approval or if we fail to obtain approval of dalbavancin or any other product candidate that we develop, the commercial prospects for dalbavancin or any other product candidate may be harmed and our ability to generate revenues will be materially impaired.

Our special protocol agreements with the FDA and scientific advice from the European Medicines Agency for dalbavancin do not guarantee ultimate approval and may not lead to a faster development or regulatory review or approval process.

We recently completed our Phase 3 clinical trial program for dalbavancin pursuant to SPAs with the FDA based on draft guidance issued by the FDA in 2010 for the development of drugs to treat ABSSSI. We also designed our recently completed Phase 3 clinical trials based on scientific advice that we received from the EMA in December 2010 to meet the regulatory filing requirements for dalbavancin in the European Union. Once the FDA and an applicant reach an agreement under the special protocol assessment process regarding the design and size of a clinical trial, the agreements generally cannot be changed after the clinical trial begins. However, the FDA may revoke or alter an agreement under defined circumstances, such as changes in the relevant data or assumptions provided by the sponsor or the emergence of new public health concerns. A revocation or alteration in our existing SPAs could significantly delay or prevent approval of our application. In addition, any significant change to the protocols for a clinical trial subject to an SPA would require prior FDA approval, which could delay implementation of such a change and the conduct of the related clinical trial. Our SPAs with the FDA and the scientific advice from the EMA do not ensure that dalbavancin will receive marketing approval or that the approval process will be faster than conventional regulatory procedures or other timeline that has been approved by the FDA.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell dalbavancin and any other product candidate that we develop in the European Union and many other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Any product candidate, including dalbavancin, for which we obtain marketing approval could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate, including dalbavancin, for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance, complaints and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or may be subject to significant conditions of approval, or may impose requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling and regulatory requirements. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we do not restrict the marketing of our products only to their approved indications, we may be subject to enforcement action for off-label marketing.

In addition, later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates, including dalbavancin, for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•

the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federally funded healthcare programs such as Medicare and Medicaid;

•

the federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•

the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•

the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

•

analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of dalbavancin or any other product candidate that we develop, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates, including dalbavancin, for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

More recently, in March 2010, President Obama signed into law the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revises the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with health care practitioners. We will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the full effect of the Health Care Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Paul R. Edick, our Chief Executive Officer, Corey N. Fishman, our Chief Operating Officer and Chief Financial Officer, Michael Dunne, our Chief Medical Officer, and John Shannon, our Chief Marketing Officer, as well as the other principal members of our management and scientific teams. Although we have formal employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory and sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to Our Common Stock and This Offering

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control or significantly influence all matters submitted to stockholders for approval.

Our executive officers, directors and stockholders who own more than 5% of our outstanding common stock, in the aggregate, beneficially own a majority of our capital stock and will continue to own a majority of our capital stock after this offering. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The price of our common stock in this offering is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed public offering price of $             per share, which is the last reported sale price of our common stock on                  , 2013, you will experience immediate dilution of $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering.

An active trading market for our common stock may not be sustained following this offering.

Although our common stock is listed on The NASDAQ Global Market, an active trading market for our shares may not be sustained following this offering. If there is no active market for our common stock, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price may be volatile. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, our stockholders could incur substantial losses. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of dalbavancin and any other product candidate that we develop;

•	results of clinical trials of product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to develop, in-license or acquire additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company through December 31, 2017. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. As of March 29, 2013, we had outstanding 18,404,087 shares of common stock, including the shares that we sold in our initial public offering, that may be resold in the public market immediately without restriction, unless owned or purchased by our affiliates. Of these shares,              shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, holders of an aggregate of 9,537,533 shares of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

In October 2012, we registered all shares of common stock that we may issue under our equity compensation plans. These shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriters” section of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	the timing and substance of the final results of our recently completed global Phase 3 clinical trials of dalbavancin for the treatment of ABSSSI;

•

the timing of and our ability to obtain U.S. and foreign marketing approval of dalbavancin and other product candidates we develop and the ability of dalbavancin and other product candidates to meet existing or future regulatory standards;

•	the potential receipt of revenues from future sales of dalbavancin;

•	our plans to pursue development of dalbavancin for additional indications other than ABSSSI;

•	the potential advantages of dalbavancin;

•	the rate and degree of market acceptance and clinical utility of dalbavancin;

•	our estimates regarding the potential market opportunity for dalbavancin;

•	our ability to in-license or acquire approved products or additional clinical stage product candidates in our areas of focus;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to establish and maintain arrangements for manufacture of dalbavancin and any other product candidates we develop;

•	our intellectual property position;

•	our expectations related to the use of proceeds from this offering;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	the impact of government laws and regulations; and

•	our competitive position.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section of this prospectus, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of              shares of our common stock in this offering will be approximately $             million, assuming a public offering price of $             per share, which is the last reported sale price of our common stock on                  , 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $ million.

A $1.00 increase (decrease) in the assumed public offering price of $             per share, which is the last reported sale price of our common stock on                  , 2013, would increase (decrease) the net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We currently estimate that we will use the net proceeds from this offering, together with our cash and cash equivalents and short term investments, as follows:

•	to seek marketing approval in the United States and the European Union for dalbavancin for the treatment of patients with ABSSSI;

•	to fund the scale-up of manufacturing for dalbavancin for commercial launch;

•	to pursue the development of dalbavancin in additional indications;

•	to fund additional commercial activities for dalbavancin in the United States and possibly Western Europe; and

•	for working capital and other general corporate purposes, which may include the in-licensing or acquisition of other products or technologies.

This expected use of the net proceeds from this offering and our existing cash and cash equivalents and short-term investments represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the acceptance of our NDA by the FDA, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current understandings, agreements or commitments for any material acquisitions or licenses of any products, businesses or technologies.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents and short-term investments, including the proceeds from the secured debt financing that we completed in March 2013, we estimate that such funds will be sufficient to enable us to seek marketing approval in the United States and the European Union for the treatment of patients with ABSSSI, and, if approved, to commercially launch dalbavancin in the United States and possibly Western Europe, as well as explore the development of dalbavancin in additional indications. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. This estimate assumes, among other things, that, at our sole discretion pursuant to the terms of our agreement with Pfizer, we elect to defer for a period of up to five years payment of the $25 million milestone that we will become obligated to pay upon the first commercial sale of dalbavancin by delivering to Pfizer a promissory note for such amount. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on The NASDAQ Global Market under the symbol “DRTX” since July 19, 2012. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low intraday sales prices of our common stock as reported by The NASDAQ Global Market:

	High	Low
Year Ended December 31, 2012
Third Quarter (July 19, 2012 – September 30, 2012)	$10.50	$6.68
Fourth Quarter	$10.63	$6.75
Year Ended December 31, 2013
First Quarter (January 1, 2013 – March 28, 2013)	$9.63	$7.26

On                      , 2013, the closing price of our common stock as reported on The NASDAQ Global Market was $             per share. As of the date of this prospectus, we had approximately 15 holders of record of our common stock (not including beneficial owners whose shares are held in street name).

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions under the terms of the loan agreement governing our secured debt financing.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2012:

•	on an actual basis;

•

on an as adjusted basis to give effect to our issuance and sale of              shares of our common stock in this offering at an assumed public offering price of $             per share, which is the last reported sale price of our common stock on                  , 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Financial Data,” our financial statements and the related notes appearing at the end of this prospectus, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of December 31, 2012
	Actual	As Adjusted(1)
	(In Thousands, Except Share and Per Share Data)
Cash and cash equivalents	$32,257	$

Stockholders equity:
Common stock, par value $0.01 per share; 125,000,000 shares authorized, 18,375,879(2) shares issued and outstanding, actual; 125,000,000 shares authorized, shares issued and outstanding, as adjusted	184
Additional paid-in capital	150,989
Accumulated deficit during the development stage	(107,300)

Total stockholders’ equity	43,873

Total capitalization	43,873

(1)	The as adjusted capitalization does not give effect to the loan agreement with Oxford, pursuant to which our wholly-owned Dutch subsidiaries borrowed an aggregate principal amount of $20.0 million in March 2013.

(2)	Includes 15,421 shares of unvested restricted stock.

A $1.00 increase (decrease) in the assumed public offering price of $             per share, which is the last reported sale price of our common stock on                  , 2013, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on an as adjusted basis by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above is based on actual shares of our common stock outstanding as of December 31, 2012. The table above does not include:

•	2,138,479 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2012 at a weighted average exercise price of $3.17 per share; and

•	654,129 additional shares of our common stock available for future issuance as of December 31, 2012 under our 2012 stock incentive plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of December 31, 2012 was $10.4 million, or $0.56 per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

After giving effect to our issuance and sale of              shares of our common stock in this offering at an assumed public offering price of $             per share, which is the last reported sale price of our common stock on                  , 2013, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2012 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value per share of $             to existing stockholders and immediate dilution of $             in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$
Historical net tangible book value per share as of December 31, 2012	$0.56
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed public offering price of $             per share, which is the last reported sale price of our common stock on             , 2013, would increase (decrease) our pro forma net tangible book value by approximately $             million, our pro forma net tangible book value per share by approximately $             and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares or if any additional shares are issued in connection with outstanding options or warrants, you will experience further dilution.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

We have derived the consolidated statement of operations data for the years ended December 31, 2012, 2011, and 2010 and for the period from November 4, 2009 (inception) to December 31, 2012 and the balance sheet data as of December 31, 2012 and 2011 from our audited financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, an independent registered public accounting firm. We have derived the consolidated statement of operations data for the period November 4, 2009 (inception) to December 31, 2009 and the balance sheet data as of December 31, 2010 and 2009 from our audited financial statements not included in this prospectus. We began operations on November 4, 2009, and therefore no financial data exist before such date. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,			Period from Inception (November 4, 2009) to December 31, 2009	Period from Inception (November 4, 2009) to December 31, 2012
	2012	2011	2010
	(In Thousands, Except Share and Per Share Data)
Consolidated Statement of Operations Data
Operating expenses:
Research and development expense	$51,695	$30,133	$4,818	$198	$86,844
General and administrative expense	9,788	4,305	2,777	912	17,782
Acquisition related charges, net	1,097	1,121	6,300	26	8,544

Operating Loss	62,580	35,559	13,895	1,136	113,170
Interest income	(41)	(15)	(3)	—	(59)

Loss before income tax benefit	62,539	35,544	13,892	1,136	113,111
Income tax benefit	—	(2,511)	(2,878)	(422)	(5,811)

Net loss	$(62,539)	$(33,033)	$(11,014)	$(714)	$(107,300)

Net loss per common share—Basic and Diluted	$(7.48)	$(551.51)	$(469.92)	$(130.30)
Weighted-average common shares—Basic and Diluted	8,364,432	59,896	23,438	5,483

	December 31,
	2012	2011	2010	2009
	(In Thousands)
Balance Sheet Data
Cash and cash equivalents	$32,257	$11,485	$2,264	$3,626
Short-term investments	13,094	—	—	—
Working capital	29,694	9,156	3,797	3,480
Total assets	86,548	33,625	26,455	25,356
Long-term debt	—	—	—	—
Redeemable portion-preferred stock	—	6,000	6,000	6,000
Common stock	184	1	1	—
Preferred stock	—	492	132	80
Additional paid-in capital	150,989	49,829	13,407	7,927
Accumulated deficit during the development stage	(107,300)	(44,761)	(11,728)	(715)
Total stockholders’ equity	43,872	5,560	1,812	7,294

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a pharmaceutical company focused on the development and commercialization of novel therapeutics for patients with infectious diseases and acute illnesses. We have recently completed two global Phase 3 clinical trials with our lead product candidate, dalbavancin, for the treatment of patients with acute bacterial skin and skin structure infections, or ABSSSI. Dalbavancin is an intravenous antibiotic product candidate designed for once-weekly dosing. Preliminary top-line data from each of our two recently completed global Phase 3 clinical trials indicate that dalbavancin achieved its primary efficacy endpoint of non-inferiority of clinical response at 48 to 72 hours after initiation of therapy, as determined by the cessation of spread of the lesion, as well as the resolution of fever. The data also indicate that dalbavancin achieved its secondary endpoint, which was clinical success at the end of treatment. We expect that this endpoint will be the primary efficacy endpoint for regulatory review in Europe. We plan to submit a new drug application, or NDA, to the U.S. Food and Drug Administration, or FDA, in mid-2013 and a marketing authorization application, or MAA, to the Eurpoean Medicines Agency, or EMA, by the end of 2013. If approved, we intend to directly commercialize dalbavancin in the United States and possibly Western Europe with a targeted hospital sales force and to use a variety of types of collaboration arrangements for commercialization in other markets.

We acquired our rights to dalbavancin through our acquisition of all of the outstanding shares of capital stock of Vicuron Pharmaceuticals Inc., or Vicuron, from Pfizer Inc., or Pfizer, in December 2009. We paid total upfront consideration of $10 million for the Vicuron shares and dalbavancin inventory to be used in research. In March 2011, Pfizer refunded to us $6 million of the initial purchase price under the terms of our stock purchase agreement, based on documentation we provided that supported the position that marketing approval for dalbavancin required more than one new Phase 3 clinical trial. Following the first commercial sale of dalbavancin for the treatment of ABSSSI in the United States, the United Kingdom, Germany, Italy, Spain or France, we are obligated to pay Pfizer an additional milestone payment of $25 million. However, at our sole discretion, we may elect to defer the milestone payment for a period of up to five years if we deliver to Pfizer a promissory note for the full amount of such milestone payment. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually.

We were incorporated and commenced active operations in the fourth quarter of 2009. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital and acquiring and developing dalbavancin. To date, we have not generated any revenues and have financed our operations primarily with net proceeds from private placements of our preferred stock, our initial public offering of common stock, which we closed in July 2012, and a $20.0 million secured debt financing, which we completed in March 2013. As of December 31, 2012, we had a deficit accumulated during the development stage of $107.3 million. Our net loss was $62.5 million, $33.0 million, and $11.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In July 2012, we closed the initial public offering of our common stock pursuant to a registration statement on Form S-1, as amended. We sold an aggregate of 8,625,000 shares of common stock under the registration statement at a public offering price of $9.00 per share, including 1,125,000 shares pursuant to the exercise by the underwriters of an over-allotment option. Net proceeds were approximately $73.9 million, after deducting underwriting discounts and commissions but prior to the payment of remaining offering expenses payable by us. In March 2013, we and certain of our subsidiaries entered into the loan and security agreement, or loan agreement, with Oxford Finance LLC, or Oxford, pursuant to which our wholly-owned Dutch subsidiaries borrowed an aggregate principal amount of $20.0 million. Amounts borrowed under our loan agreement are guaranteed by us and certain of our subsidiaries. The loan is secured by a lien on all or substantially all of our assets and the assets of our subsidiaries (other than Durata Therapeutics Limited), including the pledge of the equity interests in each of our subsidiaries.

We expect to continue to incur significant expenses particularly as we evaluate the results of our recently completed Phase 3 clinical trials, seek marketing approval for dalbavancin and, possibly, other product candidates, manufacture drug product, and establish our commercial organization. In addition, if we obtain marketing approval of dalbavancin, or any other product candidate that we develop, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expenses, as well as ongoing research and development expenses. Furthermore, with the July 2012 closing of our initial public offering, we have begun to incur additional costs associated with operating as a public company. These costs include significant legal, accounting, investor relations and other expenses that we did not incur as a private company. Moreover, additional rules and regulations applicable to public companies will continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly. Accordingly, we may need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts. We will need to generate significant revenues to achieve profitability, and we may never do so.

Financial Operations Overview

Revenue

To date, we have not generated any revenues. Our ability to generate product revenues, which we do not expect will occur before 2014 at the earliest, will depend heavily on our obtaining marketing approval for and successfully commercializing dalbavancin.

Research and Development Expenses

Research and development expenses consist of costs associated with our research activities, and the development and clinical testing of dalbavancin. Our research and development expenses consist of:

•	employee-related expenses, including salaries, benefits, travel and share-based compensation expense;

•

external research and development expenses incurred under arrangements with third parties, such as contract research organizations, or CROs, manufacturing organizations and consultants, including our scientific advisory board; and

•	facilities and laboratory and other supplies.

We expense research and development costs to operations as incurred. We account for non-refundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received, rather than when the payment is made.

We intend in the future to use our employee and infrastructure resources across multiple research and development projects. We do not allocate employee-related expenses or depreciation to any particular project. To date, the large majority of our research and development work has related to dalbavancin and completing clinical testing to support approval to market dalbavancin.

We anticipate that we will continue to incur significant research and development expenses in connection with evaluating the results of our recently completed Phase 3 clinical trials of dalbavancin for the treatment of patients with ABSSSI, seeking marketing approval for dalbavancin and manufacturing drug product. In addition, if we obtain marketing approval of dalbavancin, we expect to incur significant research and development expenses, including expenses for clinical trials for additional product candidates in the future.

The successful development of dalbavancin and future product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;

•	our ability to market, commercialize and achieve market acceptance for dalbavancin or any other product candidate that we may develop in the future;

•	clinical trial results;

•	the terms and timing of regulatory approvals; and

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of dalbavancin or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of dalbavancin or such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of dalbavancin or if we experience significant delays in enrollment in any clinical trials of dalbavancin, we could be required to expend significant additional financial resources and time on the completion of the clinical development of dalbavancin.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel, including share-based compensation expense, in our executive, finance, medical affairs, marketing and business development functions. Other general and administrative expenses include facility costs and professional fees for legal, patent, consulting and accounting services.

We anticipate that our general and administrative expenses will increase in future periods to support increases in our research and development and commercialization activities and as a result of increased headcount, expanded infrastructure, increased legal, compliance, accounting and investor and public relations expenses associated with being a public company and increased insurance premiums, among other factors.

Acquisition Related Charges, Net

In connection with our acquisition of Vicuron in December 2009, we were required to fair value two contingent payment streams on the closing date of the acquisition. The first related to the $25 million milestone payment that we will owe to Pfizer upon the first commercial sale of dalbavancin and the other related to the potential refund of $6 million of the initial purchase price. We completed an assessment of the probability of the successful clinical development, regulatory approval and commercial sale of dalbavancin in future periods and determined that a liability of $5.8 million should be recorded at December 11, 2009 to reflect the best estimate of additional cash consideration likely to be paid related to the potential $25 million milestone payment. We also recorded the fair value of a contingent asset of $0.6 million at December 11, 2009 based on the probability of receiving the potential refund from Pfizer of $6 million of the initial purchase price.

Subsequent to the closing date of the acquisition, we measure the contingent consideration arrangements at fair value for each period with changes in fair value recognized in our statements of operations under acquisition related charges, net. Changes in fair value reflect new information about the acquired in process research and development asset and its progress toward approval, and the passage of time, and therefore ultimately the probability of achieving regulatory approval for dalbavancin. Separately, the possibility of receiving the $6 million contingent asset was also reassessed as development efforts continued. In the absence of new information, changes in fair value reflect only the passage of time as development work towards the achievement of the milestones progresses. The balance of the contingent liability consideration, which reflects the fair value of the contingent milestone payment, was $19.8 million as of December 31, 2012 and $18.7 million as of December 31, 2011. We have classified this liability as noncurrent in our consolidated balance sheets, as payment is not expected to occur until at least 2014. We received the $6 million contingent receivable in March 2011.

Interest Income

Our cash and cash equivalents are invested primarily in money market accounts and other short-term investments, which generate a small amount of interest income. We expect to continue that investment philosophy as we obtain more financing proceeds.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and share-based compensation described in greater detail below. We base our estimates on our limited historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus. However, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations:

•	accrual of research and development expenses;

•	share-based compensation; and

•	valuation of intangible assets and goodwill.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses are related to costs incurred by CROs in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to CROs on our estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepayment expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in us reporting amounts that are too high or too low in any particular period. There have been no material changes in estimates for the periods presented.

Share-Based Compensation

As we continue to expand our headcount, we expect to make additional stock option grants, which will result in additional share-based compensation expense. Accordingly, we describe below the methodology we have employed to date in measuring such expenses. Since the closing of our initial public offering, stock option values have been determined based on the market price of our common stock.

We apply the fair value recognition provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, which we refer to as ASC 718. Determining the amount of share-based compensation to be recorded requires us to develop estimates of the fair value of stock options as of their grant date. Share-based compensation expense is recognized ratably over the requisite service period, which in most cases is the vesting period of the award. Calculating the fair value of share-based awards requires that we make highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Use of this valuation methodology requires that we make assumptions as to the volatility of our common stock, the expected term of our stock options, the risk free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. Because we have a limited operating history and only recently became a public company, we use data from a representative group of companies to estimate expected stock price volatility. We selected companies from the biopharmaceutical industry with similar characteristics to us, including those in the early stage of product development and with a therapeutic focus. We use the simplified method as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of stock option grants to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees. We use a dividend yield of zero based on the fact that we have never paid cash dividends and have no current intention to pay cash dividends. The risk-free interest rate used for each grant is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life. See note 9 to the consolidated financial statements for significant assumptions used to estimate the fair value of options granted.

Share-based compensation expense associated with stock options granted to employees was $1.4 million, $0.8 million and $0.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, we had $5.5 million of total unrecognized share-based compensation expense, which we expect to recognize over a weighted-average remaining vesting period of approximately 2.95 years. While our share-based compensation for stock options granted to employees to date has not been material to our financial results, we expect the impact to grow in future periods due to the potential increases in the value of our common stock and headcount.

Under ASC 718, we are required to estimate the level of forfeitures expected to occur and record share-based compensation expense only for those awards that we ultimately expect will vest. Due to the lack of historical forfeiture activity of our plan, we estimated our forfeiture rate based on data from a representative group of companies with similar characteristics to us. Through December 31, 2012, actual forfeitures have not been material.

Valuation of Intangible Assets and Goodwill

Acquired in-process research and development intangible assets represent the right to develop, use, sell or offer for sale intellectual property that we have acquired with respect to processes that have not been completed. These assets are required to be classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. At that time, we will determine the useful life of the asset, reclassify the asset out of in-process research and development and begin amortization. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated. Acquired in-process research and development assets which are determined to have had a decrease in their fair value are adjusted to fair value with an impairment charge. Such assets are tested at least annually or when a triggering event occurs that could indicate a potential impairment.

If the associated research and development effort is abandoned, the related assets likely will be written-off and we will record a non-cash impairment loss on our consolidated statement of operations.

Intangible assets with definite useful lives will be amortized over their estimated useful lives and reviewed for impairment if certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We test our indefinite-lived intangible assets annually for impairment each December 31 using Accounting Standards Update, or ASU, 2012-02, which allows a company the option to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under ASU 2012-02, we are not required to calculate the fair value of a given indefinite-lived intangible asset unless we determine, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. Recoverability of intangible assets is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the assets exceed their estimated future undiscounted net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceed the fair value of the assets.

Goodwill represents the excess of purchase price over fair value of net assets acquired in a business combination accounted for by the acquisition method of accounting and is not amortized, but subject to impairment testing at least annually or when a triggering event occurs that could indicated a potential impairment. We test our goodwill annually for impairment each December 31 using ASU 2011-08, which allows a company the option to assess qualitative factors to determine whether it is necessary to perform a two-step quantitative goodwill impairment test. Under ASU 2011-08, we are not required to calculate the fair value of a reporting unit unless we determine, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

Results of Operations

Comparison of Years Ended December 31, 2012 and 2011

The following table summarizes selected operating expense data for the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
	(In Thousands)
Operating Expenses:
Research and development expenses	$51,695	$30,133
General and administrative expenses	9,788	4,305
Acquisition related charges, net	1,097	1,121

Research and Development Expenses

Our research and development work since our inception is principally related to the activities associated with seeking approval to market dalbavancin. Such activities include clinical trial costs, trial product manufacturing and sourcing, and regulatory activities related to a potential NDA submission. Our research and development expenses in the year ended December 31, 2012 increased $21.6 million to $51.7 million from $30.1 million in the year ended December 31, 2011. The increase is primarily due to the increase in clinical trial activities from our recently completed Phase 3 clinical trials of dalbavancin. Research and development expenses during the years ended December 31, 2012 and 2011 included the following:

•

CRO and other clinical trial related expenses were $37.3 million for the year ended December 31, 2012, representing 72% of total research and development expenses during the period, and were principally comprised of expenses for clinical trial activities. CRO and other clinical trial expenses were $18.3 million for the year ended December 31, 2011. The increase of $19.0 million is primarily due to the increase in clinical trial activities, including patient enrollment, from our recently completed Phase 3 clinical trials.

•

Chemistry, manufacturing and control, or CMC, related expenses were $3.7 million for the year ended December 31, 2012, representing 7% of total research and development expenses during the period, and were principally comprised of production of active pharmaceutical ingredient, or API, production of clinical trial drug product and acquisition of comparator products used in the clinical trials. CMC related expenses were $7.0 million for the year ended December 31, 2011, and were principally comprised of acquisition of comparator products used in the clinical trials and production of clinical trial drug product. The decrease of $3.3 million is primarily due to the decrease in the acquisition of comparator products from the prior year.

•

Consulting fees were approximately $6.4 million for the year ended December 31, 2012, representing 13% of total research and development expenses during the period, and were comprised of $1.7 million for regulatory consultants, $1.0 million for CMC consultants and $3.7 million for clinical activity consultants, including database, microbiology, toxicology and pharmacology consultants. Consulting fees were $2.6 million for the year ended December 31, 2011, and were comprised of $1.0 million for regulatory consultants, $0.7 million for CMC consultants and $0.9 million for clinical activity consultants, including database, microbiology and pharmacology consultants. The increase of $3.8 million is primarily due to the increase in clinical trial activities as we carried out our recently completed Phase 3 clinical trials.

•

Payroll expenses were approximately $4.3 million for the year ended December 31, 2012, representing 8% of total research and development expenses during the period, and were principally comprised of salaries, payroll taxes and benefits for our employees in research and development. We had 17 employees in research and development at December 31, 2012. Payroll expenses for the year ended December 31, 2012 also included share-based compensation expense for employees of approximately

$300,000. Payroll expenses for the year ended December 31, 2011 were $2.2 million, which included $0.1 million of share-based compensation expense. The increase is primarily related to increased headcount.

General and Administrative Expenses

Our general and administrative expenses in the year ended December 31, 2012 increased $5.5 million to $9.8 million from $4.3 million in the year ended December 31, 2011. The increase related to our continued expansion efforts in preparation for the anticipated commercial launch of dalbavancin and increased cost associated with operating as a public company. General and administrative expenses during the years ended December 31, 2012 and 2011 included the following:

•

Payroll expense for the year ended December 31, 2012 was $5.0 million, representing 51% of total general and administrative expenses during the period, and was principally comprised of salaries, payroll taxes and benefits for our general and administrative employees. Payroll expense of a similar nature was $2.1 million for the year ended December 31, 2011. Payroll expense for the years ended December 31, 2012 and 2011 included share-based compensation expense for employees of $1.1 million and $0.6 million, respectively. The increase in payroll related expenses were primarily due to increased headcount.

•

Professional fee expense for the year ended December 31, 2012 was $0.9 million, representing 9% of total general and administrative expenses during the period, and was principally comprised of fees for legal services. Professional fee expense of a similar nature was $0.6 million for the year ended December 31, 2011.

•

Consulting fees for the year ended December 31, 2012 were $2.0 million, representing 21% of total general and administrative expenses during the period, and were principally comprised of tax services, including those related to the transfer of the worldwide economic rights to dalbavancin to a wholly-owned foreign subsidiary in June 2012, business development, public relations and audit fees. Consulting fees were $0.7 million for the year ended December 31, 2011.

•

Occupancy and other operating expense for the year ended December 31, 2012 was $1.6 million, representing 16% of total general and administrative expenses during the period, and was principally comprised of rent, utilities, office and other expenses. Occupancy and other operating expense of a similar nature was $0.6 million for the year ended December 31, 2011. The increase of $1.0 million is primarily related to an increase in insurance related costs due to operating as a public company and costs associated with information technology.

•

Non-employee compensation expense for the year ended December 31, 2012 was $0.3 million, representing 3% of total general and administrative expense during the period, and included board of director fees and expense related to non-employee director stock option awards. Non-employee share-based compensation expense for the year ended December 31, 2011 was $0.3 million.

Acquisition Related Charges, Net

For the year ended December 31, 2012, acquisition related charges, net of $1.1 million, principally consisted of the accretion of the contingent liability related to the $25.0 million milestone payment that will be due upon the successful clinical development, regulatory approval and first commercial sale of dalbavancin. For the year ended December 31, 2011, the contingent liability increased due to accretion and the increase in our estimate of the probability of success of obtaining regulatory approval of dalbavancin, which totaled $4.1 million. Partially offsetting this expense was an increase in the contingent asset of $3.0 million as the $6.0 million refund was received in March 2011.

Income Taxes

We recorded an income tax benefit of $0 and $2.5 million for the years ended December 31, 2012 and 2011, respectively.

In June 2012, we formed a wholly-owned foreign subsidiary to which we transferred the worldwide rights to dalbavancin. This transaction provided us with the ability to fully utilize all of our available U.S. federal and state net operating loss carryforwards and resulted in cash tax payments in the United States of $9.8 million during the year ended December 31, 2012. In accordance with ASC 810-10-45-8, we recorded this payment as a deferred charge in other assets in our 2012 consolidated balance sheet and will amortize it as a component of income tax expense in our consolidated statement of operations over the estimated life of the intellectual property, beginning on the date of approval of dalbavancin for commercial sale in a major worldwide market. We expect that this transaction could potentially lower our blended statutory tax rate once we begin commercial sales of dalbavancin. Losses incurred after the date of such transaction resulted in net operating losses outside the United States. For the year ended December 31, 2012, we generated net operating loss carryforwards outside the United States of $48.7 million. As of December 31, 2012, these net operating losses were not-more-likely-than-not to be realized, therefore a full valuation allowance was recorded and no financial statement tax benefit was recorded in 2012.

The income tax benefit in 2011 was based on a 38% effective tax rate on pre-tax losses, after permanent expense items, and was recorded as an offset to certain deferred tax liabilities recorded in connection with the initial acquisition accounting recorded in December 2009. Once such deferred tax liabilities were fully offset, which occurred in 2011, the additional losses generated net operating losses which were offset by a valuation allowance. As of December 31, 2011, these net operating losses were not not-more-likely-than-not to be realized, therefore a full valuation allowance was recorded and no additional financial statement tax benefit was recorded in 2011.

Comparison of Years Ended December 31, 2011 and 2010

The following table summarizes selected operating expense data for years ended December 31, 2011 and 2010:

	December 31,
	2011	2010
	(In Thousands)
Operating Expenses:
Research and development expenses	$30,133	$4,818
General and administrative expenses	4,305	2,777
Acquisition related charges, net	1,121	6,300

Research and Development Expenses

Our research and development expenses in the year ended December 31, 2011 increased $25.3 million to $30.1 million from $4.8 million in the year ended December 31, 2010. The increase is due to the full scale clinical trial activities in 2011 and production of drug product for our clinical trials and acquisition of comparator products used in the clinical trials. Research and development expenses during the years ended December 31, 2011 and 2010 included the following:

•

CRO and other clinical trial related expenses were $18.3 million for the year ended December 31, 2011, representing 61% of total research and development expenses during the period, and were principally comprised of expenses for clinical trial activities. CRO and other clinical trial expenses were $0.9 million for the year ended December 31, 2010.

•	CMC related expenses were $7.0 million for the year ended December 31, 2011, representing 23% of total research and development expenses during the period, and were principally comprised of

$2.1 million for production of API, $0.9 million for production of clinical trial drug product, and $3.7 million for acquisition of comparator products used in the clinical trials. CMC related expenses were $1.8 million for the year ended December 31, 2010, and were principally comprised of $0.4 million for production of clinical trial drug product and $1.0 million for acquisition of comparator products used in the clinical trials.

•

Consulting fees were $2.6 million for the year ended December 31, 2011, representing 9% of total research and development expenses during the period, and were principally comprised of $1.0 million for regulatory consultants, $0.7 million for CMC consultants and $0.9 million for clinical activity consultants, including database, microbiology, toxicology and pharmacology consultants. Consulting fees were $1.6 million for the year ended December 31, 2010, and were principally comprised of $0.4 million for regulatory consultants, $0.4 million for CMC consultants and $0.7 million for clinical activity consultants, including database, microbiology, toxicology and pharmacology consultants.

•

Payroll expenses were $2.2 million for the year ended December 31, 2011, representing 7% of total research and development expenses during the period, and were principally comprised of salaries, payroll taxes and benefits for our employees in research and development. We had eight employees in research and development at December 31, 2011. Payroll expenses for 2011 also included share-based compensation expense for employees of $0.1 million. Payroll expenses for the year ended December 31, 2010 were $0.5 million, which included $19,000 of share-based compensation expense.

General and Administrative Expenses

Our general and administrative expenses in the year ended December 31, 2011 increased $1.5 million to $4.3 million from $2.8 million in the year ended December 31, 2010. The increase related to our continued expansion efforts in preparation for the anticipated commercial launch of dalbavancin. This includes the hiring of our executive management team in mid-2010. Therefore, 2011 has a full year of expense for those individuals. We also incurred certain expenses related to our IPO. General and administrative expenses during the years ended December 31, 2011 and 2010 included the following:

•

Payroll expense for the year ended December 31, 2011 was $2.1 million, representing 49% of total general and administrative expenses during the period, and was principally comprised of salaries, payroll taxes and benefits for our general and administrative employees. Payroll expense in 2011 included share-based compensation expense for employees of $0.6 million. Payroll expenses of a similar nature were $1.2 million in 2010, which included $0.3 million of share-based compensation.

•

Professional fee expense for the year ended December 31, 2011 was $0.6 million, representing 14% of total general and administrative expenses during the period, and was principally comprised of fees for audit, tax and legal services. Professional fee expense was $0.7 million in 2010 and was principally comprised of legal fees.

•

Consulting fees for the year ended December 31, 2011 were $0.7 million, representing 16% of total general and administrative expenses during the period, and were principally comprised of business development, public relations, market research and finance consultants. Consulting fees were $0.3 million in 2010.

•

Occupancy and other operating expense for the year ended December 31, 2011 was $0.6 million, representing 14% of total general and administrative expenses during the period, and was principally comprised of rent, utilities, office and other expenses. Occupancy and other operating expense of a similar nature was $0.3 million in 2010.

•

Non-employee share-based compensation expense for the year ended December 31, 2011 was $0.3 million, representing 7% of total general and administrative expenses during the period, and was principally comprised of expense related to restricted stock awarded to a non-employee. Share-based compensation expense related to the same restricted stock award was $0.1 million in 2010.

Acquisition Related Charges, Net

For the year ended December 31, 2011, the contingent liability increased due to accretion and the increase in our estimate of the probability of success of obtaining regulatory approval of dalbavancin, which totaled $4.1 million. Partially offsetting this expense was an increase in the contingent asset of $3.0 million as the $6.0 million refund was received in March 2011. For the year ended December 31, 2010, the contingent liability increased by $8.7 million, which was a charge to acquisition related charges, net. Such increase was due to accretion over the year combined with an increase in our estimate of the probability of success of obtaining regulatory approval of dalbavancin. Partially offsetting this amount in 2010 was an increase in the contingent asset, a credit to this account of $2.4 million, as we also increased our probability assumption for receiving the refund of $6.0 million at December 31, 2010.

Income Taxes

We recorded an income tax benefit of $2.5 million for the year ended December 31, 2011 and $2.9 million for the year ended December 31, 2010. Such benefits were based on a 38% effective tax rate on pre-tax losses, adjusted for permanent expense items, and were recorded as an offset to certain deferred tax liabilities recorded in connection with the initial acquisition accounting recorded in December 2009. Once such deferred tax liabilities were fully offset, which occurred by the end of 2011, the additional losses generated net operating losses. Because those net operating losses were not more-likely-than-not to be realized, a full valuation allowance was recorded and no additional financial statement tax benefit recorded.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have not generated any revenues and have financed our operations primarily through private placements of our preferred stock, an initial public offering of our common stock, which we closed in July 2012, and a secured debt financing, which we completed in March 2013. As of December 31, 2012, we had cash and cash equivalents totaling $32.3 million and short-term investments of $13.0 million. We primarily invest our cash and cash equivalents in money market funds. The following table summarizes our cash flow activity for the years ended December 31, 2012, 2011, and 2010:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(In Thousands)
Net cash used by operating activities	$(58,011)	$(27,358)	$(6,519)
Net cash used by investing activities	$(14,663)	$—	$(40)
Net cash provided by financing activities	$93,446	$36,579	$5,198

The foregoing table does not include our loan agreement with Oxford, pursuant to which our wholly-owned Dutch subsidiaries borrowed an aggregate principal amount of $20.0 million in March 2013.

Operating Activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in the components of working capital. The increase in net cash used in 2012 was primarily related to the increased spending in research and development due to the advancement of our development program for dalbavancin, the payment of income taxes in 2012, and the receipt of $6.0 million in 2011 as a partial refund of our original purchase price from the acquisition. The increase in net cash used in 2011 compared to 2010 was primarily related to the increased spending in research and development due to the advancement of our development program for dalbavancin. This was partially offset by the receipt of $6.0 million as a partial refund of our original purchase price from the acquisition.

For the year ended December 31, 2012, cash used by operating activities was primarily related to clinical trial activities for dalbavancin and the payment of income taxes. For the year ended December 31, 2011, cash used by operating activities consisted primarily of spending on research and development related to the advancement of our development program for dalbavancin, partially offset by the receipt of the partial refund of the purchase price for the acquisition. For the year ended December 31, 2010, cash used by operating activities consisted primarily of spending on research and development.

Investing Activities

Net cash used by investing activities during the year ended December 31, 2012 was primarily related to the purchase of property and equipment, cash invested in short-term investments and certificates of deposit held by the bank as collateral for two irrevocable standby letters of credit issued to secure office leases.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2012 was principally the result of net proceeds of $73.9 million related to our initial public offering, which closed in July 2012, and net proceeds of $22 million from the sale and issuance of our series A preferred stock, partially offset by the payment of deferred offering costs of $2.6 million related to our initial public offering. Net cash provided by financing activities for the year ended December 31, 2011 was the result of $36.0 million from the sale and issuance of our series A preferred stock and the receipt of the $0.6 million contingent receivable. Net cash provided by financing activities for the year ended December 31, 2010 was the result of the sale and issuance of our series A preferred stock.

Funding Requirements

Dalbavancin is still in clinical development. We anticipate that we will continue to incur significant expenses in connection with evaluating the results of our recently completed Phase 3 clinical trials of our lead product candidate, dalbavancin, seeking marketing approval for dalbavancin, manufacturing drug product, and establishing our commercial organization. In addition, if we obtain marketing approval of dalbavancin, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expenses, as well as ongoing research and development expenses. Our expenses also will increase if and as we:

•	maintain, expand and protect our intellectual property portfolio;

•	in-license or acquire other products and technologies;

•	hire additional clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

We expect that the net proceeds of this offering, together with our existing cash and cash equivalents and short-term investments, including the proceeds from the secured debt financing that we completed in March 2013, will enable us to sustain our operations through early 2015. We estimate that such funds will be sufficient to enable us to seek marketing approval in the United States and the European Union for the treatment of patients with ABSSSI, and, if approved, to commercially launch dalbavancin in the United States and possibly Western Europe, as well as explore the development of dalbavancin in additional indications. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. This estimate assumes, among other things, that, at our sole discretion pursuant to the terms of our agreement with Pfizer, we elect to defer for a period of up to five years payment of the $25 million milestone that we will become obligated to pay upon the first commercial sale of dalbavancin by delivering to

Pfizer a promissory note for such amount. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually. Our future capital requirements will depend on many factors, including:

•	the final results of our recently completed Phase 3 clinical trials of dalbavancin;

•	the costs, timing and outcome of regulatory review of dalbavancin;

•

the costs of commercialization activities for dalbavancin if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of marketing approval, revenue received from commercial sales of dalbavancin;

•	the costs of developing dalbavancin for additional indications;

•	our ability to establish collaborations on favorable terms, if at all;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we in-license or acquire other products and technologies; and

•	the scope, progress, results and costs of product development for our product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us.

We do not have any committed external source of funds. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2012:

Estimated payments due by period

Contractual obligations	Total	2013	2014-2015	2016-2017	2018 and Thereafter
Operating Leases	$2,948,394	$409,464	$1,178,619	$1,233,668	$126,643
Purchase Obligations (a)(b)	29,782,500	10,022,500	14,885,000	4,875,000	—
Contingent consideration (c)(d)	27,000,000	—	25,000,000	2,000,000	—

Total	59,730,894	10,431,964	41,063,619	8,108,668	126,643

(a)

We have entered into a supply agreement with Gnosis Bioresearch srl., or Gnosis, to supply us with the drug substance for dalbavancin in the form of injectable grade powder. Gnosis has agreed to produce a specified percentage of our worldwide demand for drug substance. Under this agreement, Gnosis is required to manufacture and supply and we are required to purchase specified minimum annual purchase volumes of drug substance at specified prices. The agreement expires on June 12, 2017, subject to automatic renewal for successive two-year periods. We currently have purchase commitments of approximately $22.6 million associated with the first three years of the initial five-year term of the agreement. We have agreed with Gnosis to define our purchase commitments for the subsequent two years of the initial term by a date specified in the agreement. As of December 31, 2012, we have not incurred any amounts under the purchase commitments in this contract. The contracted amounts are estimated to be paid from 2013 through 2016. In addition, Gnosis is responsible for producing validation batches that we intend to submit to the FDA in connection with our NDA. We had purchase commitments of approximately $6.0 million to Gnosis for these validation batches, but as of December 31, 2012, we have paid approximately $4.6 million of this amount which we have recorded in prepaid expenses and other current assets on our consolidated balance sheet. We have also entered into an agreement with a potential secondary supplier of drug substance to manufacture registration and validation batches. We have purchase commitments of $5.2 million under this agreement. As of December 31, 2012, we have not incurred any amounts under this agreement. The contracted amounts are estimated to be paid in 2013.
(b)	We have entered into a development and supply agreement with Hospira Worldwide, Inc., or Hospira, for our fill and finish services. Under this agreement, Hospira is required to supply and we are required to purchase a specified percentage of our commercial requirements of dalbavancin. We are also required to pay Hospira aggregate development fees of $1.7 million based on the occurrence of specified milestone events. Through December 31, 2012, we have incurred $1.2 million of this amount. The remaining amount is expected to be paid in 2013. The agreement expires five years after the first commercial sale of dalbavancin, subject to an automatic renewal for an indefinite period.
(c)	Following the first commercial sale of dalbavancin for the treatment of ABSSSI in the United States, the United Kingdom, Germany, Italy, Spain or France, we are obligated to pay Pfizer a milestone payment of $25 million. However, at our sole discretion, we may elect to defer the milestone payment for a period of up to five years if we deliver to Pfizer a promissory note for the full amount of such milestone payment. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually. We also have the option, in our sole discretion, exercisable at any time before a specified date following the FDA’s acceptance of our NDA for dalbavancin to make a one-time payment to Pfizer of $20 million in lieu of, and in full satisfaction of, our obligation to pay the $25 million milestone payment.
(d)	Following the first receipt of the first regulatory approval for dalbavancin in Japan, we are obligated to pay RaQualia Pharma, Inc., or RaQualia, a milestone payment of $2 million. We also agreed to pay RaQualia high single digit royalties of net sales of dalbavancin in Japan until the later of the tenth anniversary of the first commercial sale of dalbavancin in Japan and the last expiration of all patents owned by Durata or Vicuron as of December 2010 that cover the sale of dalbavancin in Japan.

The foregoing table does not include our loan agreement with Oxford, pursuant to which our wholly-owned Dutch subsidiaries borrowed an aggregate principal amount of $20.0 million in March 2013. Amounts borrowed under the loan agreement are guaranteed by us and certain of our subsidiaries. The loan is secured by a lien on all or substantially all of our assets and the assets of our subsidiaries (other than Durata Therapeutics Limited), including the pledge of the equity interests in each of our subsidiaries.

The Oxford term loan bears interest at an annual rate equal to 8.55%. The loan agreement provides for interest-only payments through April 1, 2014, and payment of interest and principal in monthly installments starting on May 1, 2014 and continuing for 29 months thereafter through October 1, 2016. If dalbavancin is approved by the FDA before May 1, 2014, then the interest-only period may be extended by 12 months at our option so that the aggregate outstanding principal balance of the loan would be repaid in monthly installments starting on May 1, 2015 and continuing for 29 months thereafter through October 1, 2017.

We paid a fee of $150,000 when we entered into the loan agreement. In addition, we are required to pay a fee that is equal to the amount of the term loan (at maturity, acceleration or prepayment, as applicable) multiplied by 5.95% (provided that such percentage shall be 9.85% if the interest only period is extended through April 2015). At our option, we may elect to prepay all of the outstanding term loan plus any accrued interest, plus a prepayment penalty determined with respect to the principal amount of the term loan outstanding. During the first 12 months of the term loan, the penalty is 2.50% of the outstanding principal. During months 13 to 24 after the funding date of a term loan, the penalty is 1.50% of the outstanding principal. From month 25 to the maturity of a loan, the penalty is 0.50% of the outstanding principal. The loan agreement also provides for indemnification of Oxford and the other lenders from time to time party to the loan agreement.

In connection with the loan agreement, we granted Oxford warrants for the purchase of 67,999 shares of our common stock at an exercise price of $8.68 per share. The warrants are exercisable for seven years from the date of issuance.

The loan agreement also contains certain representations, warranties and non-financial covenants applicable to us and our subsidiaries. The loan agreement contains certain events of default. The obligations under the loan agreement and the other loan documents may at Oxford’s option be accelerated upon the occurrence of certain events of default, and are automatically accelerated upon certain bankruptcy-related events of default.

We have employment agreements with certain employees which require the funding of a specific level of payments if certain events, such as a change in control or termination without cause, occur.

In the course of normal business operations, we also have agreements with contract service providers to assist in the performance of our research and development and manufacturing activities. We can elect to discontinue the work under these agreements at any time. We could also enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require upfront payments and even long-term commitments of cash.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under Securities and Exchange Commission rules.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. We had cash and cash equivalents and available for sale securities of $45.4 million and $11.5 million as of December 31, 2012 and 2011, respectively. Our current investment policy is to invest our cash in a variety of financial instruments, principally deposits, securities issued by the U.S. government and its agencies, corporate fixed income, and money market instruments. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs, and fiduciary control of cash and investments. We seek to maximize income from our investments without assuming significant risk.

Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, because our investments are primarily in short-term debt securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our portfolio.

We contract with CROs and contract manufacturers globally. We may be subject to fluctuations in foreign currency rates in connection with certain of these agreements. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. As of December 31, 2012 and 2011, substantially all of our liabilities were denominated in the U.S. dollar.

BUSINESS

Overview

We are a pharmaceutical company focused on the development and commercialization of novel therapeutics for patients with infectious diseases and acute illnesses. We recently completed two global Phase 3 clinical trials with our lead product candidate, dalbavancin, for the treatment of patients with acute bacterial skin and skin structure infections, or ABSSSI. We announced the preliminary top-line results of our first Phase 3 clinical trial in December 2012 and our second Phase 3 clinical trial in February 2013. The preliminary top-line data from each of our two recently completed global Phase 3 clinical trials indicate that dalbavancin achieved its primary efficacy endpoint of non-inferiority, which is clinical response at 48 to 72 hours after initiation of therapy, as determined by the cessation of spread of the lesion, as well as the resolution of fever. The data also indicate that dalbavancin achieved its secondary efficacy endpoint, which was clinical success at the end of treatment. We expect that this secondary outcome measurement will be the primary measure of efficacy for regulatory review in Europe.

We conducted each of these Phase 3 clinical trials pursuant to special protocol agreements, or SPAs, with the U.S. Food and Drug Administration, or FDA, based on draft guidance issued by the FDA in 2010 for the development of drugs to treat ABSSSI. We also designed these trials based on scientific advice that we received from the European Medicines Agency, or EMA, in December 2010 to meet the regulatory filing requirements in the European Union. We plan to submit a new drug application, or NDA, to the FDA in mid-2013 and a marketing authorization application, or MAA, to the EMA by the end of 2013. If approved, we intend to directly commercialize dalbavancin in the United States and possibly Western Europe with a targeted hospital sales force and to use a variety of types of collaboration arrangements for commercialization in other markets.

Dalbavancin is an intravenous antibiotic product candidate designed for once-weekly dosing. We believe that dalbavancin’s once-weekly dosing will facilitate the treatment of patients with ABSSSI in both the in-patient and out-patient settings by reducing the length of a patient’s hospital stay or avoiding hospital admission altogether and, ultimately, lowering the overall cost of care for these patients. Dalbavancin’s pharmacokinetic profile, which reflects the absorption, distribution and metabolism of a drug in the body, and its relatively long half-life compared to many currently available treatments result in continuous bactericidal, or bacteria killing, activity over a prolonged period of time following treatment. We believe that dalbavancin offers a number of other important potential advantages compared to currently available treatments for ABSSSI, including a strong safety and tolerability profile, broad coverage and activity against Gram-positive bacteria, including resistant bacterial strains, suitability in a wide range of patients due to limited drug-drug interaction or need for therapeutic drug monitoring, and simpler administration that facilitates use in multiple settings. We believe that these potential advantages may provide a more rapid and effective cure for patients with ABSSSI, greater patient compliance, improved safety outcomes, and a lower overall cost of care, even with branded pricing at a premium to generic products.

Prior to the recent completion of our two global Phase 3 clinical trials, dalbavancin had already completed three Phase 3 clinical trials, in which more than 1,000 patients in total received dalbavancin. Dalbavancin achieved its primary efficacy endpoint in each of these three completed Phase 3 clinical trials when compared to linezolid, cefazolin or vancomycin, three of the standard-of-care agents for uncomplicated skin and skin structure infections, or uSSSI, and complicated skin and skin structure infections, or cSSSI. The primary efficacy endpoint in each of these completed clinical trials was non-inferiority of dalbavancin compared to the other drug being evaluated based on a pre-determined non-inferiority margin. Non-inferiority comparisons of drugs are the standards for antibiotic drug development, and non-inferiority margins are used in the statistical analysis comparing two treatment arms in a study to distinguish the degree of potential difference between the antibiotics being evaluated. These Phase 3 clinical trials were completed in May and June 2004 and were designed and conducted pursuant to prior FDA guidelines, which the FDA revised in 2010 and are no longer in effect. Our two recently completed Phase 3 clinical trials were designed to compare dalbavancin to vancomycin, with an option to switch to oral linezolid, under the new FDA draft guidance. We conducted a retrospective analysis of the previously completed Phase 3 clinical trial comparing dalbavancin and linezolid and determined that dalbavancin could have achieved its primary endpoint if the trial had been designed and conducted under the new FDA draft guidance. In each of the first three completed clinical trials, dalbavancin was well tolerated and generated a large database of safety information. The rate and duration of adverse events in clinical trials to date for dalbavancin are similar to that of the comparator drugs used in the trials, and we have not observed any negative drug-drug interactions with dalbavancin in clinical development to date. Although we expect that, if successful, the results from our two recently completed Phase 3 clinical trials will form the primary basis for the FDA’s review of our planned NDA submission and for the evaluation of the efficacy, safety and overall benefit-risk relationship of dalbavancin for marketing approval, we also expect that the FDA will consider as part of its review the results of all submitted preclinical studies and clinical trials of dalbavancin, including the three previously completed Phase 3 clinical trials, as well as chemistry, manufacturing and control information in the NDA.

We own worldwide commercial rights to dalbavancin. Our worldwide rights are royalty free, other than in Japan, where we are obligated to pay royalties on net sales of dalbavancin. We will also owe a single milestone payment following the first commercial sale of dalbavancin in the United States or one of five major European markets, which we have the right to defer for up to five years. Our dalbavancin rights include four U.S. patents covering dalbavancin’s use and formulation. Each of these patents is scheduled to expire in 2023, and any one, but not all, of these U.S. patents may be eligible for patent term extension. In addition, in October 2012, the FDA designated dalbavancin as a Qualified Infectious Disease Product, or QIDP. The QIDP designation provides, among other benefits, for an extension of statutory exclusivity periods with respect to the product for an additional five years upon FDA approval of the product for the treatment of ABSSSI. Also, if dalbavancin is approved by the EMA, we expect that dalbavancin will qualify for eight years of data exclusivity and an additional two years of marketing exclusivity in the European Union.

Our Strategy

Our goal is to become a fully integrated pharmaceutical company that develops and commercializes specialist oriented therapeutics in areas of high unmet medical need for patients with infectious diseases and acute illness. Key elements of our strategy to achieve this goal are:

•

Complete dalbavancin clinical development in its lead indication (ABSSSI). We have recently completed two Phase 3 clinical trials with dalbavancin for the treatment of patients with ABSSSI. Preliminary top-line data from each of our two recently completed trials indicate that dalbavancin achieved its primary efficacy endpoint of non-inferiority of clinical response. The data also indicate that dalbavancin achieved its secondary endpoint of clinical success at the end of treatment. We expect that this secondary outcome measure will be the primary measure of efficacy for regulatory review in Europe. These data are consistent with our previous Phase 3 clinical trials in patients with skin and skin structure infections ABSSSI.

•

Obtain regulatory approval for dalbavancin in the United States and subsequently in the European Union. We conducted each of our recently completed Phase 3 clinical trials pursuant to SPAs with the FDA based on new draft guidance issued by the FDA in 2010. We also designed these trials based on scientific advice that we received from the EMA in December 2010 to meet the regulatory filing requirements in the European Union. We plan to submit an NDA to the FDA in mid-2013 and an MAA to the EMA by the end of 2013. In October 2012, the FDA designated dalbavancin as a QIDP. The QIDP designation provides for priority review by the FDA, eligibility for “fast-track” status with its associated rolling review, and extension of statutory exclusivity periods with respect to the product for an additional five years upon FDA approval of the product for the treatment of ABSSSI.

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Maximize the commercial potential of dalbavancin. If approved, we intend to directly commercialize dalbavancin in the United States and possibly Western Europe with a targeted hospital sales force and to use a variety of types of collaboration arrangements for commercialization in other markets. We believe that dalbavancin’s pharmacokinetic profile will allow it to be used to treat patients successfully in hospital, emergency room and out-patient clinic settings, with the out-patient clinic setting increasing in importance over time due to a changing reimbursement landscape and resulting health economic advantages. We have established a highly educated health resources group of regional medical directors to communicate with doctors and payors about the intended treatment and compliance benefits of dalbavancin and the potential for dalbavancin to reduce the length of a patients’ hospital stay or avoid hospital admission altogether.

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Pursue development of dalbavancin in additional indications. If dalbavancin receives marketing approval, we expect our initial label to be limited to ABSSSI caused by susceptible Gram-positive bacteria. We are pursuing development of dalbavancin in additional indications, including pediatric and adult osteomyelitis, diabetic foot infection and pneumonia, as well as new formulations.

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Opportunistically in-license or acquire approved products or additional clinical stage product candidates in our area of focus. We intend to enhance our product pipeline through strategically in-licensing or acquiring approved products or clinical stage product candidates for the hospital and acute care markets. We believe that our focus on the acute care and hospital markets will make us an attractive partner for companies seeking to out-license products or product candidates in our areas of focus.

Background

Antibiotic Market Overview

Bacteria are broadly classified as Gram-positive or Gram-negative. Gram-positive bacteria possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. Based on our analysis of data from industry sources, we estimate that approximately 84% of all ABSSSI and 94% of cellulitis are caused by Gram-positive bacteria. Common Gram-positive bacteria that can result in ABSSSI include species of Staphylococcus, such as Methicillin-Resistant Staphylococcus aureus, or MRSA, and species of Streptococcus. Gram-positive bacteria can also cause other serious illness, including pediatric and adult osteomyelitis, community- and hospital-acquired bacterial pneumonia and diabetic foot infection.

Antibiotics that treat bacterial infections can be classified as broad spectrum, focused spectrum or narrow spectrum. Antibiotics that are active against both Gram-positive and Gram-negative bacteria are referred to as broad spectrum. Those that are active against either Gram-positive or Gram-negative bacteria, but not both, are referred to as focused spectrum. Antibiotics that are active only against a select subset of Gram-positive or Gram-negative are referred to as narrow spectrum. Because it usually takes from 24 to 48 hours from the time the specimen is received in the laboratory to definitively diagnose a particular bacterial infection, effective first-line treatment in hospital emergency departments of serious infections requires the use of broad-spectrum antibiotics or focused spectrum antibiotics with activity against Gram-positive bacteria, including coverage of MRSA, until the bacterial infection can be diagnosed.

Currently, the most widely prescribed antibiotic for treating Gram-positive infections in the United States is vancomycin, which is available in both branded and generic versions. Vancomycin and other generic antibiotics account for a substantial number of the injectable antibiotic units used in the United States. Based on our analysis of data from industry sources, we believe that vancomycin alone is used for approximately 7.2 million days of treatment annually for patients with ABSSSI at risk for MRSA. However, because of an increase in MRSA infections that are resistant to treatment with vancomycin and the need to dose vancomycin multiple times per day, more effective antibiotics and antibiotics with less-frequent dosing schedules are gaining a larger share of the market for the treatment of MRSA infections. According to publicly available financial information, three major branded antibiotics, daptomycin (marketed as Cubicin), tigecycline (marketed as Tygacil) and linezolid (marketed as Zyvox), recorded overall sales of approximately $1.5 billion in the United States in 2011. Based on our analysis of data from industry sources, we believe that approximately $510 million of these sales were solely related to the treatment of ABSSSI.

The issue of antibiotic-resistant bacterial infections has been widely recognized as an increasingly urgent public health threat, including by the World Health Organization, the Centers for Disease Control and Prevention and the Infectious Disease Society of America. Antibiotic resistance has limited the effectiveness of many existing drugs, and the discovery of new antibiotics to address resistance has not kept pace with the increasing incidence of difficult-to-treat microorganisms. A particular clinical concern relates to the appearance and spread of community-acquired MRSA. According to the Infectious Diseases Society of America, the estimated cost to the U.S. healthcare system of antibiotic-resistant infections is approximately $21 billion to $34 billion annually, a substantial portion of which is due to increased length of stay. Based on our analysis of data from industry sources, we believe that approximately 18.1% of all antibiotic usage in the hospital setting is for treatment of ABSSSI.

Although difficult to precisely estimate, based on our analysis of data from industry sources, we believe that in the United States there are approximately 35 million days of treatment annually for patients with ABSSSI that are at risk for MRSA utilizing intravenous antibiotics, with approximately 75% of these treatments occurring in the hospital setting and the remaining 25% occurring in the out-patient setting. This market is significantly larger when expanded to include Methicillin-Sensitive Staphylococcus aureus, or MSSA, treatments and oral step-down therapies prescribed to patients in connection with their discharge from the hospital. We believe that dalbavancin will also be appropriate for use in both the MSSA and oral step-down segments of treatment. We expect the number of treatment days in the out-patient setting to grow at a faster rate than in the hospital in-patient setting as a result of increased use of current agents in the out-patient setting as well as the potential use, if approved, of product candidates with more convenient dosing schedules.

Limitations of Currently Available Treatment Options

Treatment for ABSSSI typically begins in the out-patient or emergency room setting, where physicians often treat ABSSSI patients with a first-line antibiotic, such as vancomycin. The initial infusion of antibiotics can be a time-consuming process, taking up space and resources in both settings. Because most currently available treatments require multi-day dosing, after initial treatment physicians may admit ABSSSI patients to the hospital depending on the severity of the infection and out of concern about patients complying with their dosing regimen. The multi-day stays required for hospital treatment include significant overhead cost and an increased threat of the spread of MRSA, both to and from a particular patient. In addition, because hospitals can be both an expensive and unpleasant treatment setting for patients, the patients may leave the hospital during the course of treatment and not seek further treatment unless the infection returns. This failure to continue treatment may cause patients to then be readmitted to the hospital, which in turn may result in the imposition of reimbursement penalties on the hospital and higher overall cost to the healthcare system.

Despite widespread use, currently available treatment options have significant limitations in the treatment of ABSSSI. These limitations include:

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Dosing Schedule, Duration and Compliance. Most current intravenous treatment options typically require multiple infusions per day for up to 14 days. The required infusions can be as long as two hours per dose. Because of the duration and frequency of dosing required for current injectable treatment options, including vancomycin, lack of patient compliance may reduce the effectiveness of a treatment. For example, vancomycin is generally administered every six or twelve hours with a 60 to 120 minute infusion time, intravenous Zyvox is administered twice a day with a 30 to 120 minute infusion time, and Tygacil is administered twice a day with a 30 to 60 minute infusion time. Although Cubicin has an infusion time of two minutes as one of its dosing options, Cubicin is administered daily for seven to 14 days. Some oral treatments are available and do not require prolonged hospital stays, but patients receiving oral treatments have significantly lower compliance rates and, as a result, may be at increased risk for hospital readmission.

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Safety, Tolerability and Suitability of Use. Many current treatment options are associated with adverse events, including allergic reactions, kidney damage, renal toxicity and high rates of vomiting and nausea. Vancomycin, for example, is associated with infusion reactions and can cause kidney damage or renal toxicity, loss of balance, or vestibular toxicity, and loss of hearing, or oto-toxicity, in certain patients. In addition, adjusting the dosage of vancomycin requires frequent therapeutic drug monitoring to ensure safe administration. Zyvox is associated with bone marrow suppression and contraindicated for use in patients taking monoamine oxidase inhibitors, a class of drugs used as anti-depressants, and should not be used without careful observation in people taking selective serotonin reuptake inhibitors, a class of drugs commonly used as anti-depressants, among other uses. Tygacil is generally not used as a front-line antibiotic due to a potentially greater risk of mortality as compared to the active comparators in clinical trials and high rates of vomiting and nausea. Cubicin has been associated with the development of antibiotic resistance during the course of therapy, a reduction of efficacy in patients with moderate renal insufficiency and a side effect profile that includes muscle damage. In vivo potency at the prescribed dose can be limited by restrictions around the amount of drug delivered stemming from safety concerns surrounding some currently available treatments.

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Spectrum of Coverage, Resistance Profile and Potency. Some of the most frequently prescribed currently available treatment options are narrow spectrum drugs, which prevents their use as a monotherapy for the first-line treatment of serious bacterial infections in which a broader spectrum of coverage is required. Of the most frequently prescribed currently available treatments for ABSSSI, only Tygacil is broad spectrum. The predominant branded oral medication on the market, Zyvox, is a narrow spectrum drug. Other currently available treatments, such as vancomycin and Cubicin, are focused spectrum drugs and active against Gram-positive bacteria, but are beginning to show signs of bacterial resistance. For example, there have been reports of resistance developing during treatment with Cubicin and concerns about an increasing frequency of strains of S. aureus with reduced susceptibility to vancomycin.

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Cidality. Antibiotics are either bactericidal or bacteriostatic. Bactericidal antibiotics kill the bacterial pathogen directly, which is particularly important for patients with weakened immune systems that cannot effectively eradicate the infecting bacteria on their own. Numerous currently available treatment options, including both Zyvox and Tygacil, are bacteriostatic, which means that although they stop bacteria from growing or reproducing, the patient’s own immune system must be strong enough to kill the static bacteria itself. Because of the short half-life of many currently available bactericidal treatment options, such as vancomycin and Cubicin, the killing effects of these drugs is limited by the duration of the drug in the blood, and these drugs do not exhibit bactericidal activity for a prolonged, or continuous, period following administration.

Dalbavancin

Overview

Dalbavancin is a second generation, semi-synthetic lipoglycopeptide designed for once-weekly intravenous dosing. We are initially developing dalbavancin for the treatment of patients with ABSSSI caused by Gram-positive bacteria, such as S. aureus, including Methicillin-Resistant and multi-drug resistant strains, and certain Streptococcal species. We recently completed two global Phase 3 clinical trials with dalbavancin for the treatment of patients with ABSSSI. Preliminary top-line data from each of our two recently completed trials indicate that dalbavancin achieved its primary efficacy endpoint of non-inferiority of clinical response at 48 to 72 hours after initiation of therapy, as determined by the cessation of spread of the lesion, as well as resolution of fever. The data also indicate that dalbavancin achieved its secondary endpoint, which was clinical success at the end of treatment. We expect that this secondary outcome measurement will be the primary measure of efficacy for regulatory review in Europe. Dalbavancin previously completed three other Phase 3 clinical trials in May and June 2004 pursuant to prior FDA guidelines that are no longer in effect, in which more than 1,000 patients in total received dalbavancin. Dalbavancin achieved its primary efficacy endpoint of non-inferiority in evaluable patients’ clinical response at test of cure, 28 days following therapy, in each of these first three completed Phase 3 clinical trials when compared to linezolid, cefazolin or vancomycin, three of the standard-of-care agents for uSSSI and cSSSI. In these trials, dalbavancin was well tolerated and generated a large database of safety information. The rate and duration of adverse events in clinical trials to date for dalbavancin are similar to that of the comparator drugs used in the trials, and we have not observed any negative drug-drug interactions with dalbavancin in clinical development to date.

After Vicuron Pharmaceuticals Inc., or Vicuron, filed an NDA for dalbavancin with the FDA in December 2004, Pfizer Inc., or Pfizer, acquired Vicuron in September 2005. In July 2007, Pfizer filed an MAA for dalbavancin with the EMA. Between 2005 and 2007, the FDA issued three approvable letters relating to the NDA filed in 2004 for dalbavancin. The first two approvable letters raised, in part, open items on the manufacturing process of dalbavancin. After addressing the first approvable letter by making changes to the manufacturing process, Pfizer made additional changes to the manufacturing process, resulting in a second approvable letter. The third approvable letter in part requested that Pfizer justify the non-inferiority margin used for the then-current Phase 3 clinical trial comparing dalbavancin and cefazolin. In addition, the EMA questioned the approvability of Pfizer’s MAA application based on remaining objections that a single pivotal trial in cSSSI did not provide sufficiently robust data and that patients enrolled in the trial were not sick enough to support use in the desired indication. In September 2008, Pfizer globally withdrew all marketing applications while it considered conducting a second pivotal trial for the treatment of cSSSI in adults.

We acquired our rights to dalbavancin through our acquisition of Vicuron from Pfizer in December 2009. In 2010, the FDA issued new draft guidance for the study of ABSSSI. The purpose of this new guidance was to address many of the uncertainties regarding the FDA’s expectations concerning clinical trials for ABSSSI. As part of the new draft guidance, the FDA re-evaluated the types of skin and skin structure infections that should be included in clinical trials to support an indication for treatment. The FDA termed these types of infections ABSSSI rather than uSSSI or cSSSI. We conducted a retrospective analysis of the previously completed Phase 3 clinical trial comparing dalbavancin and linezolid and determined that dalbavancin could have achieved its primary endpoint if the trial had been designed and conducted under the new FDA draft guidance. In addition, as part of the new draft guidance, the FDA requested that sponsors of drugs for the treatment of ABSSSI include additional measurements of lesion size in their evaluation of efficacy that the FDA believes to be more objective and less susceptible to interpretation by investigators.

Based on discussions with the FDA in June 2010 and in anticipation of the publication of the FDA draft guidance, we resumed development of dalbavancin. We also received scientific advice from the EMA on our clinical program in December 2010, including with respect to the design of a new trial to support the ABSSSI indication. In preparation for Phase 3 clinical development of dalbavancin pursuant to the new FDA draft guidance, we conducted a Phase 2 clinical trial with the primary objective of defining the variability regarding measurement of lesion size with a ruler when the same investigator measures the lesion on two different occasions, referred to as intra-observer variability, or when different investigators measure the same lesion, referred to as inter-observer variability. We negotiated two SPAs with the FDA and conducted our two recently completed Phase 3 clinical trials on the basis of these SPAs. In addition, we successfully completed the dosing of one QT study and one Phase 1 clinical trial to evaluate the plasma concentration, safety and tolerability of administration of dalbavancin in a single 1,500 mg dose, and have completed a pharmacokinetic Phase 1 clinical trial in the Japanese population.

We have begun manufacturing drug substance with a third-party manufacturer and have also had clinical supplies of dalbavancin manufactured at an additional source.

Differentiating Factors of Dalbavancin

The use of dalbavancin in any treatment setting may have significant advantages over currently available treatments. By limiting or eliminating the admission of patients for treatment in the hospital, we believe use of dalbavancin could reduce overall cost of ABSSSI to hospitals and third-party payors and to the healthcare system overall, improve patient compliance and decrease the spread and cost of MRSA. Although generic vancomycin is a relatively inexpensive drug, the overhead costs of treatment with vancomycin can be very high. Among other costs, treatment with multi-day antibiotics such as vancomycin may require the insertion of a peripherally inserted central catheter, or PICC, line to deliver the drug and either overnight hospital stays or, if a patient is treated on an out-patient basis, at least daily follow-up visits. We believe that treatment with dalbavancin, even with branded pricing at a premium to generic products, would generally be less costly overall than treatment with a generic antibiotic, such as vancomycin.

Dalbavancin is designed for once-weekly administration, contains the complete first week of treatment in the initial dose and is continuously bactericidal. We believe these attributes could allow doctors to administer dalbavancin to certain patients and release them without admission to the hospital, with confidence in the patients’ antibiotic treatment. Dalbavancin can be delivered through any intravenous catheter, which can be removed after dosing is complete, so that there is no need for insertion of a PICC line. Additionally, we believe that because dalbavancin’s second dose occurs seven days after the first dose, dalbavancin is particularly well suited for use in an emergency room or out-patient setting. In both the emergency room and the out-patient settings, a patient could be diagnosed, treated with the initial dose and released all in a few hours without admission to the hospital, with just one follow-up visit to complete treatment seven days later. We believe that this short, infrequent dosing would be less disruptive to a patient than currently available treatments and would allow doctors to send patients home directly from the emergency room or out-patient setting, rather than admitting patients to the hospital.

We also believe dalbavancin could provide significant therapeutic and economic benefits when administered in the hospital in-patient setting. Because treatment with dalbavancin requires only two doses one week apart, use of dalbavancin in the hospital may make an overall hospital stay shorter and less expensive. We believe that after dosing a patient with the initial infusion of dalbavancin, hospitals could discharge the patient after only a short stay and then schedule a follow-up appointment for the second infusion. This second appointment would serve the dual purpose of allowing a doctor to reexamine the patient and to administer the second dose of dalbavancin, all while limiting the duration of the patient’s hospital stay.

We believe that with effective treatment of patients outside the hospital, the use of dalbavancin could decrease the threat of the spread of MRSA, both to and from a particular patient. We also believe that limiting the admission of patients for further treatment in the hospital and avoiding patient compliance and MRSA concerns could decrease readmission rates of patients with ABSSSI and therefore increase reimbursement rates for hospitals. As the healthcare system evolves with new programs seeking to reduce cost and provide better care for patients, we expect that accountable coordinated care models will begin to subject hospitals to quality bonuses or penalties from both government and commercial payors. The accountability metrics, which we expect to be implemented over the next few years, include reduced hospital readmissions, reduced healthcare-acquired infections, minimizing exposure to bundled payments and other improvements based on quality and cost of care. In addition, limiting the admission of patients for further treatment in the hospital may decrease the risk of improper admission of patients for one-day stays under audits conducted pursuant to government payor rules.

Other potential benefits of dalbavancin include the following:

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Dosing Schedule, Duration and Compliance. We believe that dalbavancin’s pharmacokinetic profile supports once-weekly dosing with a 30 minute infusion time, which may reduce the length of an ABSSSI patient’s hospital stay or avoid hospital admission altogether and, ultimately, lower the overall cost of care and lower the incidence of bacterial resistance to dalbavancin. We believe that once-weekly dosing will improve patient compliance compared to many currently existing treatment options that require dosing multiple times per day for up to 14 days. As shown in the graph below, over time, in clinical trials conducted to date, dalbavancin maintains high plasma concentration, which is critical to a drug’s effectiveness in treating ABSSSI, compared to vancomycin. Each peak on the graph represents the administration of a dose of either dalbavancin or vancomycin. With respect to dalbavancin, the first peak represents a 1,000 mg dose and the second peak represents a 500 mg dose. With respect to vancomycin, each peak represents a 1,000 mg dose.

The first three completed Phase 3 clinical trials for dalbavancin were conducted using the same dosing regimen that we are evaluating in our two recently completed Phase 3 clinical trials. That regimen is covered by an issued U.S. patent.

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Safety, Tolerability and Suitability of Use. Dalbavancin has been well tolerated in the first three completed Phase 3 clinical trials to date, which included dosing of over 1,000 patients with dalbavancin. In addition, the adverse event profile in our two recently completed Phase 3 clinical trials is consistent with results from the first three completed Phase 3 clinical trials. Notwithstanding dalbavancin’s relatively long half-life, the rate and duration of adverse events in clinical trials to date for dalbavancin are similar to that of the comparator drugs used in the trials, and we have not observed any negative drug-drug interactions with dalbavancin in clinical development to date. Results from clinical trials of dalbavancin indicate that there is no need to adjust dosing for patients of different body weights and that therapeutic drug monitoring will not be required for the use of dalbavancin. Our clinical data also suggest that the only dosing adjustment required is for patients with severe renal impairment and that this adjustment would be to maintain appropriate drug concentration and exposure rather than as a response to any safety concern.

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Spectrum of Coverage, Resistance Profile and Potency. In an in vitro assessment, the potency of dalbavancin was 16 to 32 times greater than that of vancomycin against Staphylococci, including MRSA. In vitro potency is measured by determining the concentration of a drug needed to inhibit the growth of 90% of a panel of bacterial strains isolated from patients, referred to as a MIC90 measurement. A lower MIC90 indicates greater potency against a particular bacterium. Based on this in vitro assessment, dalbavancin has a low MIC90 value (≤0.06 µg/ml) against S. aureus, including MRSA, compared to vancomycin (1 or 2µg/ml). Over approximately ten years of study, dalbavancin has been tested against more than 60,000 Staphylococcal clinical isolates, but has not yet shown evidence of bacterial resistance. We believe dalbavancin’s potency and activity against Gram-positive bacteria and its ability to date in avoiding resistance would make it a strong candidate for use in first-line treatment against bacterial infections.

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Cidality. Dalbavancin’s relatively long half-life means that dalbavancin is bactericidal over a prolonged period of time following treatment, as opposed to only a short period after administration. We believe this continuous bactericidal attribute, and the corresponding decrease in number of doses that must be given to treat each infection, means bacteria are less likely to develop a resistance to dalbavancin over time.

Based on a survey that we commissioned, approximately 69% of the 150 physicians who responded, consisting of 50 hospitalists, 50 infectious disease doctors and 50 emergency room doctors, ranked dalbavancin’s product profile at “8” or higher on a scale of “1” to “10,” with “1” corresponding with “very poor” and “10” corresponding with “excellent.” In addition, in this survey, physicians also favorably ranked specific attributes of dalbavancin’s product profile, such as its dosing schedule and compliance levels, and indicated that dalbavancin could allow many patients that are currently treated in the hospital to be treated on an outpatient basis.

Clinical Experience

Dalbavancin has completed a total of seventeen Phase 3, Phase 2 and Phase 1 clinical trials, over approximately ten years, in which more than 2,000 patients have been dosed with dalbavancin. These clinical trials and ongoing surveillance studies assessed more than 60,000 isolates, from over 600 centers worldwide, the majority of which were Staphylococci and Streptococci, in particular species that are relevant to ABSSSI, including MRSA and multiple resistant isolates.

Recently Completed Phase 3 Clinical Trials

Based on the draft guidance issued by the FDA in August 2010 regarding expectations from sponsors and clinical trials for ABSSSI, we negotiated two SPAs with the FDA for the clinical development of dalbavancin. On the basis of these SPAs, we recently completed two global multicenter, double-blind, double-dummy, randomized, controlled pivotal Phase 3 clinical trials to compare the clinical efficacy of dalbavancin to vancomycin, with the option to switch to oral linezolid after three days of dosing, for the treatment of patients with suspected or proven Gram-positive ABSSSI. We used the same two dose regimen for dalbavancin in these trials that has been used in each of the other three Phase 3 clinical trials for dalbavancin conducted to date, with a 1,000 mg dose administered on day 1 and a 500 mg dose administered on day 8. All patients randomized to active dalbavancin also received placebos to mimic the comparator regimen, which included placebo intravenous infusions to mimic vancomycin and oral placebos to mimic linezolid. Patients randomized to active vancomycin/ linezolid also received placebo intravenous infusions on days 1 and 8 to mimic dalbavancin. Pharmacists at each trial site were unblinded to the dosing regimens while the clinical investigators and patients remained blinded.

The primary outcome measure was a comparison of clinical response at 48 to 72 hours following initiation of treatment, based on the cessation of the spread of the lesion and resolution of fever. To achieve this primary outcome measure, we were required to demonstrate non-inferiority of dalbavancin compared to vancomycin based on a pre-determined non-inferiority margin. Non-inferiority comparisons of drugs are the standards for antibiotic drug development, and non-inferiority margins are used in the statistical analysis comparing two treatment arms in a study to distinguish the degree of potential difference between the antibiotics being evaluated. The pre-specified non-inferiority margin in our Phase 3 clinical trials is 10%.

The trial protocol provides for a secondary outcome measure of non-inferiority of clinical response at the end of treatment based on the investigator’s assessment of the resolution or improvement of all signs and symptoms of the infection. Based on input from the EMA during our scientific advice discussions we expect that this secondary outcome measurement will serve as the primary measure of efficacy for our MAA submission to the EMA.

Patients enrolled in these two Phase 3 clinical trials were required to have at baseline a minimum ABSSSI lesion size of 75 cm2 and at least one systemic manifestation of infection, based on fever or a minimum white blood cell count. We enrolled 573 patients in the first of our recently completed Phase 3 clinical trials and 739 patients in the second of our recently completed Phase 3 clinical trials. The number of patients in the second trial included 184 patients enrolled in response to the interim analysis of 60% of the blinded patients in order to maintain the original degree of statistical power specified in the trial protocol. We conducted the first of our recently completed Phase 3 clinical trials at 92 sites in North America, Europe, and Asia, and the second of our recently completed Phase 3 clinical trials at 139 sites in North America, Europe, Asia and Africa.

Preliminary top-line data for each of our two recently completed Phase 3 clinical trials indicate that dalbavancin achieved its primary efficacy endpoint of non-inferiority of clinical response at 48 to 72 hours after initiation of therapy, as determined by the cessation of spread of the lesion, as well as resolution of fever. The data also indicate that dalbavancin achieved its secondary endpoint, which was clinical success at the end of treatment. We expect that this secondary outcome measurement will be the primary measure of efficacy for regulatory review in Europe.

The table below summarizes the results of our two recently competed Phase 3 clinical trials:

Top-line data for the first recently completed Phase 3 clinical trial
	Endpoint	Dalbavancin	Vancomycin/ linezolid	Difference in point estimates (95% Confidence interval)
FDA Primary Endpoint	Early response (48-72 hours)	240/288 (83.3%)	233/285 (81.8%)	1.5% (-4.6, 7.9)

FDA Secondary Endpoint (EMA Primary Endpoint)	Clinical Status (1) (End of Treatment)	214/246 (87.0%)	222/243 (91.4%)	-4.4% (-9.6, 1.6)
	Investigator Assessment (End of Treatment)	233/246 (94.7%)	237/243 (97.5%)	-2.8% (-6.7, 0.7)

Top-line data for the second recently completed Phase 3 clinical trial
	Endpoint	Dalbavancin	Vancomycin/ linezolid	Difference in point estimates (95% Confidence interval)
FDA Primary Endpoint	Early response (48-72 hours)	285/371 (76.8%)	288/368 (78.3%)	-1.5% (-7.4, 4.6)

FDA Secondary Endpoint (EMA Primary Endpoint)	Clinical Status (1) (End of Treatment)	303/324 (93.5%)	280/302 (92.7%)	0.8% (-3.3, 4.9)
	Investigator Assessment (End of Treatment)	314/324 (96.9%)	290/302 (96.0%)	0.9% (-2.2, 4.1)

(1)	Pre-specified adjustment to the confidence interval by important baseline variables.

In the first of our recently completed Phase 3 clinical trials, the treatment-related adverse event rate for dalbavancin was 12.3% and for vancomycin/linezolid was 18.3%. Adverse events reported in at least 3% or more of patients receiving dalbavancin in this trial were nausea, diarrhea, headache and pruritus. Discontinuations due to treatment emergent adverse events were 1.8% and 2.1% for dalbavancin and vancomycin/linezolid, respectively. In the second of our recently completed Phase 3 clinical trials, the drug-related treatment-emergent adverse event rate for dalbavancin was 12.2% and for vancomycin/linezolid was 10.1%. The most commonly reported adverse events for dalbavancin in this trial were nausea, diarrhea, vomiting, pruritus and headache. Discontinuations due to treatment emergent adverse events were 2.4% and 1.9% for dalbavancin and vancomycin/linezolid, respectively. The adverse event profile of these two recently completed Phase 3 clinical trials is consistent with results from the three previously completed Phase 3 clinical trials.

We expect to submit an NDA to the FDA in mid-2013 and an MAA to the EMA by the end of 2013 for dalbavancin for the treatment of ABSSSI. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of twelve months from the date of the receipt of a standard non-priority NDA to review and act on the submission, or eight months for a priority NDA. However, in October 2012, the FDA designated dalbavancin as a QIDP. The QIDP designation provides for priority review by the FDA, eligibility for “fast-track” status with its associated rolling review, and extension of statutory exclusivity periods with respect to the product for an additional five years upon FDA approval of the product for the treatment of ABSSSI. After the efficacy and safety of dalbavancin are further defined from our recently completed Phase 3 clinical trials for ABSSSI, we also plan to submit a pediatric development plan to the FDA and EMA for review and comment.

Completed Phase 2 Clinical Trial

We previously completed a non-interventional observational Phase 2 clinical trial to determine the inter- and intra-observer variability regarding lesion size when measured with a ruler. We have submitted the results of this Phase 2 clinical trial to the FDA to support our use of these measurement methods in our recently completed Phase 3 clinical trials. The SPAs we reached with the FDA for our recently completed Phase 3 clinical trials incorporate both the draft FDA guidance issued in 2010 and the methods derived from our Phase 2 clinical trial into the design of the recently completed Phase 3 clinical trials of dalbavancin for ABSSSI. These clinical trials require physical and laboratory measurements of the extent and severity of the skin infections that are relatively independent of the traditional physicians’ global assessment of clinical outcome.

Recent Phase 1 Clinical Trials

We commenced dosing in a thorough QT study in April 2011 to evaluate the electrocardiographic effects of a therapeutic dose of 1,000 mg and a supratherapeutic dose of 1,500 mg of dalbavancin relative to a positive control of moxifloxacin and a placebo control. We had previously established tolerability of a single 1,500 mg supratherapeutic dose in a Phase 1 clinical trial in which we dosed eight healthy adults. We enrolled 200 healthy adult male and female subjects in our thorough QT study, with 50 subjects in each treatment group. In this trial, we found no impact of dalbavancin on cardiac conduction.

We recently completed a Phase 1 clinical trial that we had initiated in June 2011 to evaluate the pharmacokinetics, safety and tolerability of a 1,000 mg dose of dalbavancin administered to healthy Japanese adults. Based on the results of this trial, we determined that no dose adjustment was necessary for Japanese patients.

Previously Completed Phase 3 Clinical Trials

Dalbavancin has also been studied in three completed Phase 3 clinical trials in addition to the two Phase 3 clinical trials that we recently completed.

Phase 3 Clinical Trial Comparing Dalbavancin to Cefazolin for uSSSI. The first Phase 3 clinical trial was a randomized, double-blind, controlled study that compared the clinical efficacy and safety of dalbavancin in the treatment of uSSSI relative to cefazolin. Patients received either a 1,000 mg intravenous dose of dalbavancin on day 1 with the option to follow with a 500 mg dose on day 8, with a possible switch to an oral placebo given every six hours, or a 500 mg dose of intravenous cefazolin every eight hours, with a possible switch to a 500 mg dose of oral cephalexin every six hours. In each case, dosing occurred over seven to 14 days, and a total of 367 patients were dosed with dalbavancin. The trial was conducted at 70 sites in seven countries. In this trial, dalbavancin met the primary endpoint of non-inferiority. The pre-specified non-inferiority margin in this trial was -12.5%. Efficacy was assessed by determining clinical and microbiological responses at the end of therapy and at the test of cure visit, a subsequent visit 14 days later. The primary endpoint was based on an analysis of data on a per protocol basis in the clinically evaluable population at the test of cure visit, which includes data only from patients who complied with the trial protocol. Dalbavancin was effective in 89.1% of patients and cefazolin was effective in 89.1% of patients. Based on an intent to treat analysis, which includes data from all patients enrolled in the trial, dalbavancin was effective in 76.0% of patients and cefazolin was effective in 75.8% of patients. The table below summarizes the success rates of patients dosed with dalbavancin and cefazolin on both a per protocol and intent to treat basis. The table also shows the 95% confidence interval, or 95% CI, of non-inferiority of dalbavancin compared to cefazolin. A 95% CI is a statistical determination that demonstrates the range of possible differences in the point estimates of success that will arise 95% of the time the endpoint is measured. Non-inferiority is based on a lower limit of the difference of the two point estimates of success falling above a pre-determined amount.

Per Protocol (Number (%) of Patients)			Intent to Treat (Number (%) of Patients)
Dalbavancin (N=266)	Cefazolin (N=147)	(95% CI)	Dalbavancin (N=367)	Cefazolin (N=186)	(95% CI)
237 (89.1%)	131 (89.1%)	(-6.8, 6.8)	279 (76.0%)	141 (75.8%)	(-7.7, 8.2)

Phase 3 Clinical Trial Comparing Dalbavancin to Linezolid for cSSSI Caused by Gram-positive Pathogens. The second Phase 3 clinical trial was a randomized, double-blind, controlled study that compared the clinical efficacy and safety of dalbavancin relative to linezolid in cSSSI caused by Gram-positive pathogens. A secondary objective was to compare microbiological efficacy and obtain pharmacokinetic and pharmacodynamic data for dalbavancin. Patients received either a 1,000 mg intravenous dose of dalbavancin on day 1 and a 500 mg dose on day 8, with a possible switch to an oral placebo given every twelve hours, or a 600 mg dose of intravenous linezolid every twelve hours, with a possible switch to a 600 mg dose of oral linezolid every twelve hours. In each case, dosing occurred over 14 days, and a total of 571 patients were dosed with dalbavancin. The trial was conducted at 65 sites in seven countries. The pre-specified non-inferiority margin in this trial was -12.5%. In this trial, dalbavancin met the primary endpoint of non-inferiority. Efficacy was assessed by determining clinical and microbiological responses at the end of therapy and at the test of cure visit, a subsequent visit 14 days later. The primary endpoint was based on an analysis of data on a per protocol basis in the clinically evaluable population at the test of cure visit, which includes data only from patients who complied with the trial protocol. Dalbavancin was effective in 88.9% of patients and linezolid was effective in 91.2% of patients. Based on an intent to treat analysis of data from this clinical trial, dalbavancin was effective in 76.5% of patients and linezolid was effective in 82.7% of patients. In connection with its review of the NDA for dalbavancin, the FDA conducted a separate analysis of the same data. The FDA reassessed, among other things, data from patients who were considered failures in the trial results submitted as part of the NDA. In the FDA’s analysis, dalbavancin was effective on a per protocol basis in 88.3% of patients and linezolid was effective in 89.6% of patients. Based on the FDA’s separate intent to treat analysis of data from this clinical trial, dalbavancin was effective in 73.2% of patients and linezolid was effective in 75.3% of patients. The tables below summarize the success rates of patients dosed with dalbavancin and linezolid on both a per protocol and intent to treat basis using the original trial protocol and the FDA’s separate analysis of the same data. The tables also show the 95% CI of non-inferiority of dalbavancin compared to linezolid.

Original Analysis

Per Protocol (Number (%) of Patients)			Intent to Treat (Number (%) of Patients)
Dalbavancin (N=434)	Linezolid (N=226)	(95% CI)	Dalbavancin (N=571)	Linezolid (N=283)	(95% CI)
386 (88.9%)	206 (91.2%)	(-7.3, 2.9)	437 (76.5%)	234 (82.7%)	(-12.0, -0.3)

FDA Analysis

Per Protocol (Number (%) of Patients)			Intent to Treat (Number (%) of Patients)
Dalbavancin (N=392)	Linezolid (N=211)	(95% CI)	Dalbavancin (N=523)	Linezolid (N=263)	(95% CI)
346 (88.3%)	189 (89.6%)	(-6.9, 4.3)	383 (73.2%)	198 (75.3%)	(-8.8, 4.7)

Phase 3 Clinical Trial Comparing Dalbavancin to Vancomycin for Skin and Skin Structure Infections Known or Suspected to be Due to MRSA. The third Phase 3 clinical trial was a randomized, open-label controlled study that evaluated the clinical and microbiological efficacy, safety and tolerability of dalbavancin relative to vancomycin in the treatment of adults with skin and skin structure infections known or suspected to be due to MRSA. Patients received either a 1,000 mg intravenous dose of dalbavancin on day 1 and a 500 mg dose on day 8 or a 1,000 mg dose of intravenous vancomycin every twelve hours, with a possible switch to a 500 mg dose of oral cephalexin every six hours following parenteral therapy if the pathogen was susceptible. Dosing occurred over 14 days for patients with cSSSI and either 7 or 14 days for patients with uSSSI, and a total of 107 patients were dosed with dalbavancin. The trial was conducted at 22 sites in two countries. The pre-specified non-inferiority margin in this trial was -20.0%. In this trial, dalbavancin met the primary endpoint of non-inferiority. Efficacy was assessed by determining clinical and microbiological responses at the end of therapy and at the test of cure visit, a subsequent visit 14 days later. Based on the primary analysis of the data from this clinical trial performed on a per protocol basis, dalbavancin was effective in 89.9% and vancomycin was effective in 86.7% of patients. Based on an intent to treat analysis of data from this clinical trial, dalbavancin was effective in 86.0% of patients and vancomycin was effective in 65.3% of patients. The table below summarizes the success rates of patients dosed with dalbavancin and vancomycin on both a per protocol and intent to treat basis. The table also shows the 95% CI of non-inferiority of dalbavancin compared to vancomycin.

Per Protocol (Number (%) of Patients)			Intent to Treat (Number (%) of Patients)
Dalbavancin (N=79)	Vancomycin (N=30)	(95% CI)	Dalbavancin (N=107)	Vancomycin (N=49)	(95% CI)
71 (89.9%)	26 (86.7%)	(-13.0, 19.4)	92 (86.0%)	32 (65.3%)	(4.3, 37.0)

In the three completed Phase 3 clinical trials and in two previously completed Phase 2 clinical trials, dalbavancin exhibited a level of side effects that is typically lower than or equal to comparators. The integrated results from these trials are summarized below for each type of adverse event or serious adverse event, including deadly and life-threatening adverse events, by both the number and percent of patients exhibiting the corresponding adverse event after dosing with dalbavancin or the comparator used in the clinical trial. The first table below shows the adverse events occurring in greater than 2% of patients receiving dalbavancin or the comparator drug, by specific adverse event. Certain of the results do not include a listing of the sub-type of adverse event and are therefore “not otherwise specified”, or NOS. The second table below shows the total number of patients that experienced one or more adverse event or a serious adverse event while using dalbavancin or the comparator used in the clinical trial.

Adverse Events Occurring in More Than 2% of Patients Receiving Dalbavancin

Phase 2/3 Integrated Database

(Number (%) of Patients)

Adverse Event	Total Dalbavancin (N = 1126)	Total Comparator (N = 573)
Patients with at least one adverse event	585 (52.0%)	326 (56.9%)
Nausea	69 (6.1%)	47 (8.2%)
Diarrhea NOS	63 (5.6%)	39 (6.8%)
Headache	54 (4.8%)	33 (5.8%)
Constipation	40 (3.6%)	29 (3.3%)
Vomiting NOS	40 (3.6%)	26 (4.5%)
Urinary tract infection NOS	34 (3.0%)	12 (2.1%)
Anemia NOS	31 (2.8%)	12 (2.1%)
Rash NOS	29 (2.6%)	13 (2.3%)
Pruritus	25 (2.2%)	14 (2.4%)

Overview of Adverse Events

Phase 2/3 Integrated Database

(Number (%) of Patients)

Patients With:	Total Dalbavancin (N = 1126)	Total Comparator (N = 573)
At least one adverse event	585 (52.0%)	362 (56.9%)
At least one treatment-related adverse event	248 (22.0%)	157 (27.4%)
At least one serious adverse event	92 (8.2%)	54 (9.4%)
At least one treatment-related serious adverse event	2 (0.2%)	5 (0.9%)
At least one adverse event leading to discontinuation of study drug	39 (3.5%)	22 (3.8%)
Deaths	9 (0.8%)	7 (1.2%)
Deaths due to treatment-related adverse event	0	0

In the three completed Phase 3 clinical trials and two completed Phase 2 clinical trials, the duration of adverse events exhibited by dalbavancin tended to be shorter than or equal to the duration of the adverse events exhibited by comparators. The integrated results from these trials are summarized below for the percent of adverse events exhibited and the corresponding number of days for which that percent of adverse events was exhibited after dosing with dalbavancin or the comparator used in the clinical trial.

Overview of Duration of Adverse Events

Phase 2/3 Integrated Database

Future Clinical Development Plans

We are exploring development of dalbavancin in additional indications, as well as new formulations:

•

Osteomyelitis. Osteomyelitis is an infection of the bone that generally requires four to eight weeks of intravenous therapy. It can occur as a result of a bloodstream infection that subsequently seeds the bone or from penetration through the skin or contiguous structures, including as a consequence of trauma. Infections can be acute or chronic. Patients present with fever or chills, bone pain and malaise. The difficulty in achieving adequate antibiotic penetration of the bone requires a prolonged duration of intravenous therapy, usually for the duration of the treatment interval. In addition to disease in adults, we believe there is also a need for additional therapeutic options in pediatric patients with osteomyelitis that provides a favorable efficacy and safety profile, as well as increased compliance through weekly, directly observed dosing. The estimated patient population of osteomyelitis is approximately 200,000 patients annually in the United States. We believe dalbavancin’s intermittent dosing and bone penetration observed in in vivo preclinical testing may make it a suitable drug candidate for the treatment of osteomyelitis. We completed dosing in an eight-week, open-label Phase 1 clinical trial in connection with our development of dalbavancin for osteomyelitis. This trial enrolled a total of 18 healthy volunteers. Six subjects received dosing for four weeks, six subjects for six weeks and six subjects for eight weeks. The purpose of the trial was to assess the safety of longer term dosing of dalbavancin. We expect the results of this trial to be available in 2013. In addition, we recently initiated a Phase 1 clinical trial to measure the penetration of dalbavancin into the bone. We expect the results of this trial to be available in 2014.

•

Diabetic Foot Infection. Diabetic foot infections, or DFI, are typically complicated by micro- and macro-arterial insufficiency, peripheral neuropathy and chronic neuropathic ulcers, and can involve deep tissues, including bones and joints. MRSA is involved in up to 23% of DFI. In more serious DFI, long term systemic antibacterial treatment of up to four weeks is often required, and longer courses are often indicated in DFI complicated by bone involvement. The estimated patient population of DFIs is approximately 340,000 patients annually in the United States. Because treatment of DFI with currently available treatment options requires up to four week dosing, we believe dalbavancin’s intermittent dosing schedule and the results from past clinical trials with respect to MRSA could make dalbavancin an attractive potential treatment for DFI.

•

Community-Acquired Bacterial Pneumonia Requiring Hospitalization. Community-acquired bacterial pneumonia, or CABP, is a leading cause of morbidity and mortality. Overall mortality from CABP remains relatively high, ranging from 5.1% for patients hospitalized or treated in an ambulatory setting to 36.5% for patients treated in an intensive care unit. The estimated patient population of CABP is approximately 5.6 million patients annually. We believe that dalbavancin’s potential benefits in the out-patient setting could avoid a hospital visit for CABP if the condition is otherwise manageable. We expect to initiate a Phase 1 clinical trial for CABP in the second half of 2013 and that the results of this trial will be available in the first half of 2014.

Commercialization Strategy and Organization

Given our stage of development, we have not yet established distribution capabilities and have just begun to establish a commercial organization. If approved, we intend to directly commercialize dalbavancin in the United States and possibly Western Europe with a targeted hospital sales force and to use a variety of types of collaboration arrangements for commercialization in other markets. We have begun to establish a health resources group of regional medical directors with higher science degrees, including M.D.s, Ph.D.s and Pharm.D.s, to target the hospital, emergency room, and out-patient settings to understand ABSSSI treatment patterns, institutional economics and identify opportunities in these settings once dalbavancin is approved. Our regional medical directors will also work with hospitals, provider organizations and payors to demonstrate that use of dalbavancin may reduce the length of a patients’ hospital stay or avoid hospital admission altogether, which we believe would lower the total cost of treatment of ABSSSI when treated with dalbavancin. If dalbavancin is approved, we plan to have our sales force and other support organizations target all three settings simultaneously as we believe there is significant overlap in the target audience in each setting.

We expect that our health resources group will work with doctors in the infectious disease field to answer questions regarding dalbavancin’s clinical results, conduct medical education events regarding the emerging science regarding dalbavancin’s pharmacokinetic profile and build awareness of dalbavancin. If dalbavancin is approved by the FDA, we plan to build a commercial infrastructure to launch dalbavancin in the United States. We expect to direct our sales and marketing efforts at the approximately 1,500 to 2,000 hospitals and out-patient acute care settings that we believe account for a substantial majority of the potential market for dalbavancin. We expect that our commercial infrastructure would be comprised of a targeted hospital sales force led by several experienced sales management personnel, an internal marketing and medical affairs staff, a reimbursement support team, a hospital formulary specialist team and a specialty distribution team. We estimate that an initial sales force of approximately 100 representatives could successfully target key institutions, out-patient clinics, emergency rooms and ambulatory treatment centers.

At the time of expected approval, we plan to have in place a patient support group to assist patients with information requests, reimbursement logistics and assistance, and provide educational materials. We expect that our sales infrastructure will also include managed markets personnel to establish and direct reimbursement activities with third-party payors, such as managed care organizations, group-purchasing organizations, infectious disease group networks and government accounts. We may need to hire personnel to fill some of these functions in advance of the anticipated approval date.

We currently intend to focus our initial commercial efforts on the U.S. and possibly Western European markets, which we believe represent the largest market opportunities for dalbavancin. In addition, we believe that Eastern Europe, Asia and Latin America represent significant opportunities because of the particular importance of out-patient treatment settings in these markets. Although we are currently evaluating our commercialization strategy outside the United States and Western Europe, we intend to seek to commercialize dalbavancin in these markets through a variety of types of collaboration arrangements with leading pharmaceutical and biotechnology companies.

Intellectual Property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining patents intended to cover our product candidates and compositions, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our success will significantly depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how and continuing technological innovation to develop and maintain our proprietary position.

As of December 31, 2012, our dalbavancin patent portfolio included four issued U.S. patents, two U.S. patent applications and foreign counterparts to these patents and patent applications. The dalbavancin patent portfolio is owned by our wholly-owned subsidiary, Vicuron, and exclusively licensed to our wholly-owned subsidiary Durata Therapeutics International B.V. by way of a sublicense from Durata Therapeutics Holding C.V. The four issued U.S. patents in this portfolio consist of two method-of-treatment patents, a dosage-form patent and a formulation patent, all of which have statutory expiration dates in 2023. The method-of-treatment patents claim a once-weekly dalbavancin regimen. In particular, they recite methods comprising the administration of at least two doses of dalbavancin to treat a bacterial infection, the amount of the doses and the interval between doses. The related pending U.S. applications also relate to methods of treatment and dosage forms. Any U.S. patents that may issue from these applications would have a statutory expiration date in 2023. Patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for dalbavancin.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug, biological product or medical device approved pursuant to a pre-market approval, or PMA, may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug are extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug.

We own worldwide commercial rights to dalbavancin. Our worldwide rights are royalty free, other than in Japan, where we are obligated to pay royalties on net sales of dalbavancin. We will also owe a single milestone payment following the first commercial sale of dalbavancin in the United States or one of five major European markets, which we have the right to defer for up to five years. Our dalbavancin rights include four U.S. patents covering dalbavancin’s use and formulation. Although each of these patents is scheduled to expire in 2023, any one, but not all, of these U.S. patents may be eligible for patent term extension. Moreover, if and when dalbavancin receives approval by the FDA, we expect to apply to list each of the issued patents that cover the approved dalbavancin formulation and method of use in the Approved Drug Products with Therapeutic Equivalence Evaluations, commonly referred to as the Orange Book.

We rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our trade secrets and proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions.

Acquisition of Vicuron From Pfizer

In December 2009, we acquired all of the outstanding shares of capital stock of Vicuron from Pfizer. We paid total upfront consideration of $10 million for the Vicuron shares and dalbavancin inventory that we acquired pursuant to a separate inventory transfer agreement with Pfizer Overseas LLC. In March 2011, Pfizer refunded to us $6 million of the initial purchase price under the terms of our stock purchase agreement, based on documentation we provided that supported the position that marketing approval for dalbavancin required more than one new Phase 3 clinical trial. Following the first commercial sale of dalbavancin for the treatment of ABSSSI in the United States, the United Kingdom, Germany, Italy, Spain or France, we are obligated to pay Pfizer an additional milestone payment of $25 million. However, at our sole discretion, we may elect to defer the milestone payment for a period of up to five years if we deliver to Pfizer a promissory note for the full amount of such milestone payment. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually. We also have the option, in our sole discretion, exercisable at any time before a specified date following the FDA’s acceptance of our NDA for dalbavancin to make a one-time payment to Pfizer of $20 million in lieu of, and in full satisfaction of, our obligation to pay the $25 million milestone payment. However, under our loan agreement with Oxford, we are prohibited from making any payment to Pfizer as long as amounts are outstanding under the loan agreement. Prior to paying the milestone payment to Pfizer, we may effect a change of control, as defined in the stock purchase agreement with Pfizer, or sell, exclusively license or otherwise transfer all or substantially all of our or Vicuron’s rights, title and interest in and to dalbavancin only if such transaction is with a qualified successor or with Pfizer’s prior written consent. For purposes of the stock purchase agreement, a qualified successor is a company with a specified market capitalization, tangible net worth and debt to equity ratio. If Pfizer consents to a transaction with a company that is not a qualified successor, the interest rate on the promissory note with respect to the $25 million milestone payment will increase to 14% per annum.

Acquisition of Dalbavancin Commercial Rights in Japan From RaQualia Pharma Inc.

In December 2010, we acquired from RaQualia Pharma Inc., or RaQualia, rights to commercialize dalbavancin in Japan, which Pfizer had previously granted to RaQualia pursuant to a marketing rights agreement. We paid RaQualia upfront consideration of $350,000 for the termination of the marketing rights agreement. Following the first receipt of the first regulatory approval for dalbavancin in Japan, we are obligated to pay RaQualia an additional milestone payment of $2 million. We also agreed to pay RaQualia high single digit royalties of net sales of dalbavancin in Japan until the later of the tenth anniversary of the first commercial sale of dalbavancin in Japan and the last expiration of all patents owned by Durata or Vicuron as of December 2010 that cover the sale of dalbavancin in Japan. If we fail to use reasonable efforts to file a regulatory approval application in Japan for dalbavancin within a specified time, RaQualia has the right to regain commercial rights to dalbavancin in Japan.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our clinical experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of dalbavancin, if approved, are likely to be its efficacy, safety, convenience, price, use in out-patient settings, the level of generic competition and the availability of reimbursement from government and other third party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. In addition, our ability to compete may be affected because in many cases insurers or other third party payors seek to encourage the use of generic products. Our industry is highly competitive and is currently dominated by generic vancomycin, which generated sales of approximately $178 million in the United States in 2012 and represented a majority of courses prescribed. Additional products are expected to become available on a generic basis over the coming years. If dalbavancin is approved, we expect that it will be priced at a significant premium over competitive generic products.

Our potential competitors include large pharmaceutical and biotechnology companies, and specialty pharmaceutical and generic drug companies, including Pfizer, which markets Zyvox (linezolid) and Tygacil (tigecycline), Cubist Pharmaceuticals, Inc., which markets Cubicin (daptomycin), Theravance, Inc., which markets Vibativ (telavancin), Forest Laboratories, Inc., which markets Teflaro (ceftaroline), Sanofi-Aventis Ltd., which markets Targocid (teicoplanin), and various producers of generic vancomycin. Further, we expect that product candidates currently in late stage development, or that could enter late stage clinical development in the near future, may represent significant competition if approved. These include oritavancin (under development by The Medicines Company for administration in a single dose with a three-hour infusion time), tedizolid phosphate (under development by Trius Therapeutics, Inc.), fusidic acid (under development by Cempra, Inc.), delafloxin (under development by Rib-X Pharmaceuticals, Inc.), PTK 0796 (under development by Paratek Pharmaceuticals, Inc.), BC-3781 (under development by Nabriva Therapeutics AG), TP-434 (under development by Tetraphase Pharmaceuticals, Inc.) and JNJ-Q2 (under development by Furiex Pharmaceuticals, Inc.). Many of these companies may have significantly greater resources than we have. If approved, we believe that dalbavancin’s features, including its convenient dosing, compliance and efficacy with respect to MRSA, will differentiate it from existing products currently marketed for the treatment of ABSSSI.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of dalbavancin and have limited personnel with manufacturing experience. We currently rely on and expect to continue to rely on third-party contract manufacturers to manufacture clinical supplies and commercial quantities of dalbavancin and other drug substances and drug product candidates if and when approved for marketing by applicable regulatory authorities.

We currently rely on one third-party manufacturer to supply us with dalbavancin drug substance and another third-party manufacturer to conduct fill and finish services. Our third-party manufacturers have successfully manufactured clinical supplies of dalbavancin meeting all of our release specifications. We believe that both of our current manufacturers are capable of producing commercial quantities of dalbavancin.

We have entered into a supply agreement with Gnosis Bioresearch srl., or Gnosis, to supply us with the drug substance for dalbavancin in the form of injectable grade powder. We previously obtained our supplies of drug substance from Gnosis on a purchase order basis. Under this agreement, Gnosis is required to manufacture and supply and we are required to purchase specified minimum annual purchase volumes of drug substance at specified prices. Gnosis has agreed to produce a specified percentage of our worldwide demand for drug substance.

The agreement expires on June 12, 2017, subject to automatic renewal for successive two-year periods. Either party may elect not to renew the agreement by providing 12 months prior written notice before the end of the initial term or the then-current renewal term. Either party may terminate the agreement for the other party’s uncured material breach or upon the occurrence of specified bankruptcy events.

If Gnosis should become unavailable to us for any reason for the supply of drug substance, we believe that there are a number of potential replacements, although we might incur some delay in identifying or qualifying such replacements. In the event Gnosis breaches its supply obligations as specified in the agreement, we may engage an alternate supplier to supply us with drug substance until Gnosis demonstrates to our reasonable satisfaction that Gnosis has fully remedied such supply failure. Gnosis must reasonably assist us in establishing and validating such alternative supplier, including providing consulting assistance and conducting a technology transfer with respect to the manufacturing process for drug substance.

The agreement includes customary supply terms, including product specifications, price, payment terms, requirements forecasting, delivery mechanics and quality assurance. Under the agreement, we have also negotiated a technical and quality agreement pursuant to which Gnosis will conduct all quality control and release testing for drug substance.

We have identified a possible secondary supplier of drug substance and are currently engaged in a technology transfer process with this manufacturer.

We have entered into a development and supply agreement with Hospira Worldwide, Inc., or Hospira, for our fill and finish services. Under this agreement, Hospira is required to supply and we are required to purchase a specified percentage of our commercial requirements of dalbavancin. We are also required to pay Hospira development fees based on the occurrence of specified milestone events. The agreement expires five years after the first commercial sale of dalbavancin, subject to an automatic renewal for an indefinite period. Either party may terminate the agreement with 24 months prior notice before the end of the initial term or during the renewal term. In addition, either party may terminate the product development activities under the agreement following consultation with the other party if the terminating party determines that the development of dalbavancin is not technically or commercially feasible using commercially reasonable efforts. Either party may terminate the agreement with six months prior notice if dalbavancin has not received regulatory approval by December 31, 2015. Finally, either party may terminate the agreement for the other party’s uncured material breach or upon the occurrence of specified bankruptcy events.

If Hospira should become unavailable to us for any reason for fill and finish services, we believe that there are a number of potential replacements, although we might incur some delay in identifying or qualifying such replacements. The agreement includes customary supply terms, including product specifications, batch size requirements, price, payment terms, requirements forecasting, delivery mechanics and quality assurance.

Prior to the time of expected approval of dalbavancin, we intend to have quantities of drug supply manufactured sufficient to meet demand for the first year following commercial launch. We believe this approach will decrease the risk inherent in relying on third-party manufacturers. All lots of drug substance and drug products used in clinical trials are manufactured under current good manufacturing practices.

Government Regulation and Product Approval

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

U.S. Drug Approval Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug or biological product for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess its potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Special Protocol Assessment

The special protocol assessment process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of phase 3 clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial adequately address objectives in support of a regulatory submission. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. We conducted each of our recently completed Phase 3 clinical trials pursuant to SPAs with the FDA, based on draft guidance issued by the FDA in 2010 for the development of drugs to treat ABSSSI.

Even if the FDA agrees to the design, execution and analyses proposed in protocols reviewed under the special protocol assessment process, the FDA may revoke or alter its agreement under the following circumstances:

•	public health concerns emerge that were unrecognized at the time of the protocol assessment;

•	a sponsor fails to follow a protocol that was agreed upon with the FDA;

•	the relevant data, assumptions, or information provided by the sponsor in a request for an SPA change, are found to be false statements or misstatements, or are found to omit relevant facts; or

•	the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the PDUFA guidelines that are currently in effect, the FDA has a goal of twelve months from the date of the receipt of a standard non-priority NDA to review and act on the submission, or eight months for a priority NDA. In October 2012, the FDA designated dalbavancin as a QIDP. The QIDP designation provides for priority review by the FDA, eligibility for “fast-track” status with its associated rolling review, and extension of statutory exclusivity periods with respect to the product for an additional five years upon FDA approval of the product for the treatment of ABSSSI.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized by the Food and Drug Administration Amendments Act of 2007, or FDAAA, an NDA or supplement to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all.

If the FDA’s evaluation of the NDA and inspection of the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. The FDA previously issued three approvable letters (predecessors to current “complete response” letters) regarding dalbavancin as further described in Dalbavancin—Overview.

Even if the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious aspect of a serious or life threatening condition and will fill an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors.

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is eight months, rather than the standard review of twelve months under current PDUFA guidelines. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review. The FDA designated dalbavancin as a QIDP. The QIDP designation provides for priority review by the FDA, eligibility for “fast-track” status with its associated rolling review, and extension of statutory exclusivity periods with respect to the product for an additional five years upon FDA approval of the product for the treatment of ABSSSI.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to validate and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Exclusivity and Approval of Competing Products

Hatch-Waxman Exclusivity

Market and data exclusivity provisions under the FDCA can delay the submission or the approval of certain applications for competing products. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company that references the previously approved drug. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA or 505(b)(2) NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant, are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, strengths or dosage forms of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and, as a general matter, does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent exclusivity periods described above. This six-month exclusivity may be granted based on the voluntary completion of a pediatric study or studies in accordance with an FDA-issued “Written Request” for such a study or studies.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years. For purposes of small molecule drugs, the FDA defines “same drug” as a drug that contains the same active moiety and is intended for the same use as the previously approved orphan drug. For purposes of large molecule drugs, the FDA defines “same drug” as a drug that contains the same principal molecular structural features, but not necessarily all of the same structural features, and is intended for the same use as the drug in question. Notwithstanding the above definitions, a drug that is clinically superior to an orphan drug will not be considered the “same drug” and thus will not be blocked by orphan drug exclusivity.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the drug to meet the needs of patients with the rare disease or condition.

The FDA also administers a clinical research grants program, whereby researchers may compete for funding to conduct clinical trials to support the approval of drugs, biologics, medical devices, and medical foods for rare diseases and conditions. An application for an orphan grant should propose one discrete clinical study to facilitate FDA approval of the product for a rare disease or condition. The study may address an unapproved new product or an unapproved new use for a product already on the market.

Qualified Infectious Disease Product Exclusivity

Under the Generating Antibiotic Incentives Now, or GAIN, provisions of the FDA Safety and Innovation Act, which was signed into law in July 2012, the FDA may designate a product as a “qualified infectious disease product.” In order to receive this designation, a drug must qualify as an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by either (1) an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens, or (2) a so-called “qualifying pathogen” found on a list of potentially dangerous, drug-resistant organisms to be established and maintained by the FDA under the new law. A sponsor must request designation before submitting a marketing application. In October 2012, the FDA designated dalbavancin as a QIDP.

Upon approving an application for a qualified infectious disease product, the FDA will extend by an additional five years any non-patent marketing exclusivity period awarded, such as a five-year exclusivity period awarded for a new molecular entity. This extension is in addition to any pediatric exclusivity extension awarded, and the extension will be awarded only to a drug first approved on or after the date of enactment. The GAIN provisions prohibit the grant of an exclusivity extension where the application is a supplement to an application for which an extension is in effect or has expired, is a subsequent application for a specified change to an approved product, or is an application for a product that does not meet the definition of qualified infectious disease product based on the uses for which it is ultimately approved.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

European Union Drug Approval Process

To obtain marketing approval of a drug under European Union regulatory systems, we may submit MAAs either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases, and optional for those products that are highly innovative or for which a centralized process is in the interest of patients. We intend to submit an MAA for dalbavancin to the EMA under the centralized procedure. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Scientific Advice Working Party of the Committee of Medicinal Products for Human Use, or the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease, such as heavy disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

For the EMA, a Pediatric Investigation Plan, or a request for waiver or deferral, is required for submission prior to submitting an MAA for use for drugs in pediatric populations.

In the European Union, new chemical entities qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from assessing a generic (abbreviated) application for eight years, after which generic marketing authorization can be submitted but not approved for two years. Even if a compound is considered to be a new chemical entity and the sponsor is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the drug if such company can complete a full MAA with a complete human clinical trial database and obtain marketing approval of its product.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. Sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or payment rate that the payor will use to reimburse for the drug product once coverage is approved. Third party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the approved drugs for a particular indication.

In order to secure coverage and payment for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective by government or private third-party payor decision makers. A payor’s decision to provide coverage for a drug product does not imply that an adequate payment rate will be approved. Third party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third party payors are increasingly challenging the prices of medical products and corresponding services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not provide coverage to our products after approval as a benefit under their health insurance plans or, if they do, the level of payment may not be adequate to allow us to sell our products at a profit. In addition, and in order to be considered for coverage and payment, all third-party payors in the U.S. require that health care providers use unique codes to identify the product and service rendered when billing for such products and services. Codes unique to pharmaceutical product, such as our lead product candidate, are only available after a twelve-month coding application and review process by the Centers for Medicare and Medicaid Services (CMS), which commences in January of each year post FDA approval of the product. In the absence of a unique code for a pharmaceutical product post commercial launch, and in the interim, it is standard practice for health care providers in the U.S. to use a temporary code when billing third-party payors to describe the pharmaceutical product rendered.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as the drug product candidates that we are developing and could adversely affect our net revenue and results.

Pricing and reimbursement requirements vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products.

The marketability and adoption of any products for which we receive regulatory approval for commercial sale may suffer if the government and private third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party payment rates and drug pricing regulation may change at any time. In particular, the Patient Protection and Affordable Care Act, or PPACA, and a related reconciliation bill, which we collectively refer to as the Affordable Care Act or ACA, contain provisions that may reduce the profitability of drug products, including, for example, increased rebates for covered out-patient drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Even if favorable coverage and adequate payment status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and payment rates may be implemented in the future.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. For example, the FDAAA and PPACA provisions discussed above were enacted in 2007 and 2010, respectively. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance, policies or interpretations changed or what the impact of such changes, if any, may be.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we may obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under federally funded healthcare programs such as Medicare and Medicaid;

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the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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the federal transparency requirements under the Health Care Reform Law will require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

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analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Legal Proceedings

We are not currently subject to any material legal proceedings.

Employees

As of March 29, 2013, we had 47 employees, of whom 46 were employed on a full-time basis. All of our employees are engaged in administration, finance, clinical, regulatory, manufacturing, medical affairs, sales and marketing, and business development functions. We believe our relations with our employees are good.

Property and Facilities

Our corporate and commercial headquarters are located in Chicago, Illinois where we occupy approximately 10,300 square feet of office space under a lease that expires in 2018. We also occupy approximately 17,800 square feet of office space in Branford, Connecticut, which provides space for our research and development, clinical and regulatory functions. The lease on this property expires in 2018.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of March 29, 2013.

Name	Age	Position
Paul R. Edick	57	Chief Executive Officer and Director
Corey N. Fishman	48	Chief Operating Officer and Chief Financial Officer
Michael W. Dunne, M.D.	53	Chief Medical Officer
John Shannon	51	Chief Commercial Officer
Brenton K. Ahrens (2)(3)	50	Director
Richard U. De Schutter (2)(3)	72	Director
Lisa M. Giles (1)	54	Director
Dov A. Goldstein, M.D. (1)	45	Director
James I. Healy, M.D., Ph.D. (2)(3)	48	Director
Ronald M. Hunt (2)(3)	48	Director
Kevin C. O’Boyle (1)(2)	57	Director
Nicole Vitullo (1)(3)	55	Director

(1)	Member of the Audit Committee.
(2)	Member of the Organization and Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Paul R. Edick has served as our Chief Executive Officer and as a member of our board of directors since July 2010. From 2008 to 2010, Mr. Edick served as Chief Executive Officer of GANIC Pharmaceuticals, Inc. From 2006 to 2008, Mr. Edick served as Chief Executive Officer of MedPointe Inc. until its acquisition by Meda AB. Mr. Edick also serves as a member of the board of directors of Newlink Genetics Corporation. From 2008 to 2011, Mr. Edick served as Chairman of the board of directors of LifeCycle Pharma A/S. Mr. Edick holds a B.A. in Psychology from Hamilton College in Clinton, New York. We believe that Mr. Edick’s extensive pharmaceutical industry experience with companies at various stages of development give him the qualifications and skills to serve as a director.

Corey N. Fishman has served as our Chief Operating Officer since August 2010 and as our Chief Financial Officer since June 2012. From 2008 to 2010, Mr. Fishman served as Chief Financial Officer of GANIC Pharmaceuticals, Inc. From 2006 to 2008, he served as Chief Financial Officer of MedPointe Inc. until its acquisition by Meda AB. Mr. Fishman holds a B.A. in Economics from the University of Illinois at Urbana-Champaign and an M.S.M. in Finance from the Krannert School of Management at Purdue University.

Michael W. Dunne, M.D. has served as our Chief Medical Officer since September 2010. Dr. Dunne served as our acting Chief Medical Officer on a consulting basis from December 2009 to September 2010. From 1992 to 2009, Dr. Dunne served in a variety of roles in connection with the clinical development of numerous infectious disease compounds at Pfizer Inc., or Pfizer, including as the Vice President, Therapeutic Head of Development for Infectious Disease from 2001 to 2009. Dr. Dunne holds a B.A. in Economics from Northwestern University and an M.D. from the State University of New York Health Sciences Center. He completed his internal medicine residency and fellowships in infectious diseases and pulmonary medicine at Yale University School of Medicine.

John P. Shannon has served as our Chief Commercial Officer since March 2012. From 2002 until 2012, Mr. Shannon served in a variety of roles at Baxter International Inc., including as General Manager—US Biopharm Business from 2010 to 2011, Vice President Marketing, North America from 2004 to 2010, and Vice President, Renal US Marketing and Business Development from 2002 to 2004. Mr. Shannon holds a B.S. from Western Illinois University.

Brenton K. Ahrens has served as a member of our board of directors since December 2009. Mr. Ahrens is a general partner with Canaan Partners and has been with the firm since 1999. Mr. Ahrens also serves as a member of the board of directors of several private biopharmaceutical companies, including Kalidex Pharmaceuticals, Inc., Elevation Pharmaceuticals Inc. and Relievant MedSystems, Inc. Mr. Ahrens holds a B.S. and an M.S. in mechanical engineering from the University of Dayton and an M.B.A. from the Tuck School of Business at Dartmouth College. We believe that Mr. Ahrens’ extensive experience as a venture capital investor and his service on the boards of directors of other biopharmaceutical companies give him the qualifications and skills to serve as a director and provide the board with valuable insight into a broad range of issues related to our business activities at this stage in our development.

Richard U. De Schutter has served as chairman of our board of directors since April 2012. Mr. De Schutter has been the chairman of the board of directors of Incyte Corporation since 2004. Mr. De Schutter previously served as chairman of the board of directors and Chief Executive Officer of DuPont Pharmaceuticals Company, Chief Administrative Officer of Pharmacia Corporation, Vice Chairman and Chief Administrative Officer of Monsanto Company and Chief Executive Officer of G.D. Searle & Co. Mr. De Schutter also serves as a member of the board of directors of Smith and Nephew plc and several privately held companies. He also served as a member of board of directors of Ecolab, Inc. from 2004 to 2010 and Varian, Inc. from 2001 until its acquisition by Agilent Technologies, Inc. in 2010. Mr. De Schutter has been the president of L.B. Gemini, Inc., a residential real estate brokerage firm, since 2000. Mr. De Schutter holds a B.S. and an M.S. in Chemical Engineering from the University of Arizona, and completed the Executive Management program at Columbia Business School. We believe that Mr. De Schutter’s career in the pharmaceutical industry, including extensive experience as an executive and service on the boards of directors of other biopharmaceutical companies, gives him the qualifications and skills to serve as a director.

Lisa M. Giles has served as a member of our board of directors since August 2012. Since 2000, Ms. Giles has served as CEO and President of Giles & Associates Consultancy, which she formed in 2000. Prior to 2000, Ms. Giles served as Vice President of Strategy and Development for G.D. Searle & Company, where she oversaw global pharmaceutical strategic planning, portfolio decision analysis, portfolio optimization and transaction analysis. Ms. Giles is also a trustee on the board of Northwestern Memorial Hospital Foundation. Ms. Giles holds a B.S. degree from Juniata College and completed the executive management program at Stanford University and The University of Chicago. We believe that Ms. Giles’s career in the healthcare and pharmaceutical industries, including extensive experience as a consultant and strategic advisor, gives her the qualifications and skills to serve as a director of Durata.

Dov A. Goldstein, M.D. has served as a member of our board of directors since December 2009. Dr. Goldstein has been a partner at Aisling Capital since 2008 and was employed as a principal at Aisling Capital from 2006 to 2008. From 2000 to 2005, Dr. Goldstein served as Chief Financial Officer of Vicuron Pharmaceuticals Inc., which was acquired by Pfizer in September 2005. Dr. Goldstein also serves as a member of the board of directors of ADMA Biologics, Inc. and Cempra, Inc. Dr. Goldstein holds a B.S. in biology from Stanford University, an M.D. from the Yale School of Medicine and an M.B.A. from the Columbia Business School. We believe that Dr. Goldstein’s medical training and his experience in the biopharmaceutical industry as a venture capital investor, as an executive of Vicuron and a member of the boards of directors of other biopharmaceutical companies give him the qualifications and skills to serve as a director, including a valuable perspective on our business.

James I. Healy, M.D., Ph.D. has served as a member of our board of directors since December 2009. Dr. Healy has been a general partner at Sofinnova Ventures since 2000. Dr. Healy also serves as a member of the board of directors of Hyperion Therapeutics, Inc., Anthera Pharmaceuticals, Inc., Amarin Corporation plc and InterMune, Inc. From 2001 to 2007, Dr. Healy served as a member of the board of directors of CoTherix, Inc., and of Novacea, Inc. until 2008. Dr. Healy holds B.A. degrees in Molecular Biology and Scandinavian Studies from the University of California at Berkeley, an M.D. from Stanford University’s School of Medicine through the Medical Scientist Training Program and a Ph.D. in Immunology from Stanford University. We believe that

Dr. Healy’s medical training and his extensive experience in the biopharmaceutical industry, including as a venture capital investor and a member of the boards of directors of other biopharmaceutical companies, give him the qualifications and skills to serve as a director and provide the board with valuable insight into a broad range of issues related to our business activities at this stage in our development.

Ronald M. Hunt has served as a member of our board of directors since November 2009. Mr. Hunt has been a Managing Director and Member of New Leaf Venture Partners, L.L.C. since 2005. Mr. Hunt previously acted as a pharmaceutical industry consultant. From 2004 to 2008, Mr. Hunt served as a member of the board of directors of Aspreva Pharmaceuticals Corporation. From 2003 to 2005, Mr. Hunt served as a member of the board of directors of Corixa Corporation. Mr. Hunt holds a B.S. from Cornell University and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe that Mr. Hunt’s experience as a venture capital investor, his experience in the pharmaceuticals industry and his service on the boards of directors of other biopharmaceutical companies give him the qualifications and skills to serve as a director, including a valuable perspective on our business.

Kevin C. O’Boyle has served as a member of our board of directors since April 2012. Since December 2010, Mr. O’Boyle has served in a number of positions at Advanced BioHealing, Inc., including Senior Vice President and Chief Financial Officer and Senior Vice President of Business Operations. From 2004 to 2009, Mr. O’Boyle served as the Chief Financial Officer of NuVasive, Inc. Mr. O’Boyle also serves as a member of the board of directors of GenMark Diagnostics, Inc., Tornier N.V. and Zeltiq Aesthetics, Inc. Mr. O’Boyle holds a B.S. in Accounting from the Rochester Institute of Technology and completed the Executive Management program at the University of California, Los Angeles, Anderson School of Management. We believe that Mr. O’Boyle’s career in the healthcare industry, including extensive experience as an executive and service on the boards of directors of other biotechnology companies, gives him the qualifications and skills to serve as a director.

Nicole Vitullo has served as a member of our board of directors since December 2009. Ms. Vitullo joined Domain Associates, L.L.C. in 1999, and became a partner in 2004. Ms. Vitullo also serves as a member of the board of directors of Celator Pharmaceuticals, Inc., Esperion Therapeutics, Inc. and Achillion Pharmaceuticals, Inc. From 1998 to 2005, Ms. Vitullo served as a member of the board of directors of Onyx Pharmaceuticals, Inc. Ms. Vitullo holds a B.A. and an M.B.A. from the University of Rochester. We believe that Ms. Vitullo’s service on the boards of directors of other biopharmaceutical companies and her experience as a life sciences venture capital investor give her the qualifications and skills to serve as a director, and will allow her to contribute to our board in such matters as strategic planning, financing, alliance formation and market communications.

Board Composition

Our board of directors currently consists of nine members, eight of whom were elected as directors prior to our initial public offering and one of whom was recommended by non-management members of our board of directors to our nominating and corporate governance committee, which in turn nominated her to our board of directors. This director was elected by the board of directors in July 2012 to fill a vacancy (effective August 2012). Five of our other directors were initially elected as directors pursuant to a voting agreement that we entered into with the holders of our series A preferred stock prior to our initial public offering. The voting agreement terminated upon the closing of our initial public offering. There are no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

In accordance with the terms of our certificate of incorporation and our bylaws, our board of directors is divided into three classes: class I, class II and class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. The members of the classes are divided as follows:

•	Class I: Mr. Edick, Dr. Goldstein and Ms. Giles, and their term expires at the annual meeting of stockholders to be held in 2013;

•	Class II: Mr. Ahrens, Dr. Healy and Ms. Vitullo, and their term expires at the annual meeting of stockholders to be held in 2014; and

•	Class III: Mr. De Schutter, Mr. Hunt and Mr. O’Boyle, and their term expires at the annual meeting of stockholders to be held in 2015.

Dr. Goldstein is not standing for re-election to our board of directors at our 2013 annual meeting of stockholders. Dr. Paul A. Friedman, M.D., who was recommended to our nominating and corporate governance committee by one of our independent directors, will stand for election as a Class I director for the first time at our 2013 annual meeting of stockholders.

Dr. Friedman has served as the Chief Executive Officer and a director of the board of directors of Incyte Corporation since 2001. From 1994 to 1998, Dr. Friedman served as President of R & D for the DuPont Merck Pharmaceutical Company and from 1998 to 2001 as the President of DuPont Pharmaceuticals Research Laboratories, a wholly owned subsidiary of the DuPont Company. From 1991 to 1994, he served as Senior Vice President at Merck Research Laboratories. Prior to 1991, Dr. Friedman was an associate professor of medicine and pharmacology at Harvard Medical School. Dr. Friedman is a diplomate of the American Board of Internal Medicine and a member of the American Society of Clinical Investigation. Dr. Friedman holds an A.B. in biology from Princeton University and an M.D. from Harvard Medical School. Dr. Friedman is also a director of Auxilium Pharmaceuticals, Inc. We believe that Dr. Friedman’s career in the healthcare and pharmaceutical industries, including his extensive experience in medical and pharmaceutical research and with various pharmaceutical companies, gives him the qualifications and skills to serve as a director.

Our certificate of incorporation and our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Our certificate of incorporation and our bylaws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors or class of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

The NASDAQ Marketplace Rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that all of our directors, other than Mr. Edick, are independent directors, as defined by the applicable NASDAQ Marketplace Rules. In making such determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of our directors, our board of directors considered the association of certain of our directors with the holders of more than 5% of our common stock as well as the effect of each of the transactions described in the “Transactions with Related Persons” section of this prospectus.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, an organization and compensation committee, and a nominating and corporate governance committee. Each of these committees operates under a charter that has been approved by our board of directors.

Audit Committee

The members of our audit committee are Lisa M. Giles, Dov A. Goldstein, Kevin C. O’Boyle and Nicole Vitullo. Mr. O’Boyle chairs the audit committee.

Our board of directors has determined that each of the directors serving on our audit committee is independent within the meaning of the NASDAQ Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In considering the independence of the directors listed above, our board of directors considered the following factors:

•

Ms. Vitullo, a member of our audit committee, is a managing member of One Palmer Square Associates VIII, L.L.C., the general partner of Domain Partners VIII, L.P. and DP VIII Associates, L.P. These entities and Domain Associates, L.L.C. together hold 3,034,688 shares, or approximately 16.5%, of our outstanding common stock.

•

Dr. Goldstein, a member of our audit committee, is a member of the investment committee of Aisling Capital Partners III, LP, which is the general partner of Aisling Capital III, LP. Entities affiliated with Aisling Capital III, LP hold 3,130,824 shares, or 17.0%, of our outstanding common stock.

In addition, our board of directors has determined that Mr. O’Boyle qualifies as an “audit committee financial expert” within the meaning of SEC regulations and the NASDAQ Marketplace Rules.

Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Organization and Compensation Committee

The members of our organization and compensation committee are Brenton K. Ahrens, Richard U. De Schutter, James I. Healy, Ronald M. Hunt, and Kevin C. O’Boyle. Mr. Hunt chairs the organization and compensation committee.

Our organization and compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Our organization and compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	reviewing and approving, or making recommendations to our board with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation; and

•	preparing the compensation committee report required by SEC rules.

Our organization and compensation committee will also review and discuss annually with management our “Compensation Discussion and Analysis” disclosure to the extent such disclosure is required by SEC rules. These rules are not yet applicable to us because we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and may remain an emerging growth company for up to five years.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Brenton K. Ahrens, Richard U. De Schutter, James I. Healy, Ronald M. Hunt, and Nicole Vitullo. Ms. Vitullo chairs the nominating and corporate governance committee.

Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board;

•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending to our board corporate governance principles; and

•	overseeing an annual evaluation of our board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or organization and compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our organization and compensation committee. None of the members of our organization and compensation committee has ever been our employee.

Director Compensation

Director Compensation Table for Fiscal Year Ended December 31, 2012

The following table sets forth a summary of the compensation earned by our directors for the year ended December 31, 2012, with the exception of Mr. Edick, who does not receive compensation for service on our board of directors and whose compensation is included in the “Summary Compensation Table” below.

Name	Fees Earned or Paid in Cash ($)	Option Awards (1)($)	Total ($)
Brenton K. Ahrens	—	53,334	53,334
Richard U. De Schutter	39,375	86,938	126,313
Lisa M. Giles	15,000	42,920	57,920
Dov A. Goldstein	—	53,334	53,334
James I. Healy	—	53,334	53,334
George F. Horner III (2)	—	7,365	7,365
Ronald M. Hunt	—	53,334	53,334
Kevin C. O’Boyle	37,500	59,484	96,984
Nicole Vitullo	—	53,334	53,334

(1)	Represents the grant date fair value of option awards granted in 2012 in accordance with ASC Topic 718, or ASC 718, formerly Statement of Financial Accounting Standards No. 123(R). Our directors will only realize compensation to the extent the fair value of our common stock is greater than the exercise price of such stock options. For information regarding assumptions underlying the valuation of equity awards, see note 9 to our financial statements included elsewhere in this prospectus.
(2)	Mr. Horner resigned from our board of directors effective August 3, 2012.

Non-Employee Director Compensation Policy

On January 16, 2013, our board of directors approved an amended and restated compensation policy for our non-employee directors who are not affiliated with our current principal stockholders, or our outside directors. This amended and restated policy provides for the following compensation to our outside directors:

•	an annual fee for service on our board of directors of $35,000;

•	for the chairman of our board of directors, an additional annual fee of $15,000;

•

an annual stock option grant for continuing service on our board of directors to purchase such number of shares of our common stock having a value, as of the date of such grant, that is equal to $50,000, as determined using the Black-Scholes option pricing model;

•

for the chairman of our board of directors, an additional annual stock option grant to purchase such number of shares of our common stock having a value, as of the date of such grant, that is equal to $15,000, as determined using the Black-Scholes option pricing model;

•	for members of the audit committee:

•	an annual fee of $7,500 ($15,000 for the chair);

•	for members of the organization and compensation committee:

•	an annual fee of $5,000 ($10,000 for the chair);

•	for members of the nominating and corporate governance committee:

•	an annual fee of $2,500 ($5,000 for the chair).

In addition, we reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

Our board of directors originally approved the compensation policy for our non-employee directors in April 2012, and it became effective at the time of our initial public offering in July 2012. From July 2012 to January 2013 when our amended and restated compensation policy for outside directors became effective, our outside directors were compensated for service on our board of directors as follows:

•	an annual fee for service on our board of directors of $30,000;

•	for the chairman of our board of directors, an additional annual fee of $15,000;

•	for any newly elected outside director, a commencement stock option grant of 6,250 shares of our common stock;

•	for any newly elected chairman of our board of directors, an additional commencement stock option grant of 2,500 shares of our common stock;

•	an annual stock option grant for continuing service on our board of directors of 1,875 shares of our common stock;

•	for the chairman of our board of directors, an additional annual stock option grant of 1,250 shares of our common stock;

•	for members of the audit committee:

•	an annual fee of $5,000 ($15,000 for the chair);

•	a commencement stock option grant of 938 shares of our common stock (1,875 for the chair); and

•	an annual stock option grant of 625 shares of our common stock (1,250 for the chair);

•	for members of the organization and compensation committee:

•	an annual fee of $5,000 ($7,500 for the chair);

•	a commencement stock option grant of 938 shares of our common stock (1,250 for the chair); and

•	an annual stock option grant of 625 shares of our common stock (625 for the chair); and

•	for members of the nominating and corporate governance committee:

•	an annual fee of $2,500 ($5,000 for the chair);

•	a commencement stock option grant of 313 shares of our common stock (625 for the chair); and

•	an annual stock option grant of 313 shares of our common stock (625 for the chair).

In addition, we reimbursed our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

EXECUTIVE COMPENSATION

Overview of Executive Compensation Process

Our organization and compensation committee, either as a committee or together with the other independent directors, makes all compensation decisions regarding our executive officers or makes recommendations concerning executive compensation to our board of directors.

During the first calendar quarter of each year, we evaluate each executive’s performance for the prior year. In connection with each annual review cycle, Paul Edick, our chief executive officer, meets with those officers who report directly to him to discuss our accomplishments during the year and the individual’s performance and contributions over the prior year. Based on these discussions, the chief executive officer, with respect to each executive other than himself, prepares a written evaluation based on his evaluation of the executive and input from others within our company. The chief executive officer also prepares his own self-assessment as well as a detailed review of company performance against stated corporate goals. This process leads to a recommendation by the chief executive officer to the organization and compensation committee with respect to each executive officer, including himself, as to:

•	the achievement of stated corporate and individual and functional performance goals;

•	the level of contributions made to the general management and guidance of our company;

•	the need for salary increases;

•	the amount of bonuses to be paid; and

•	whether or not stock option awards should be made.

These recommendations are reviewed by the organization and compensation committee and taken into account when it makes a recommendation and final determination on all such matters.

In April 2012, our organization and compensation committee and our board of directors engaged Compensia, Inc., or Compensia, an independent compensation consultant, to provide additional comparative data on executive compensation practices in our industry and to advise on our executive compensation program generally. In November 2012, our organization and compensation committee engaged Frederic W. Cook & Co., Inc., an independent compensation consultant, to provide additional comparative data on executive compensation practices in our industry and to advise on our executive compensation program generally. Although our board of directors and organization and compensation committee consider the advice and recommendations of these independent compensation consultants as to our executive compensation program, the board of directors and organization and compensation committee ultimately make their own decisions about these matters. In the future, we expect that our organization and compensation committee will continue to engage independent compensation consultants to provide additional guidance for executive compensation and conduct further competitive benchmarking against a peer group of publicly traded companies.

Summary Compensation Table For Fiscal Years Ended December 31, 2012 and 2011

The following table sets forth information for our Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2012 for the fiscal years indicated. We refer to these individuals as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation(1) ($)	Option Awards(2)($)	All Other Compensation (3) ($)	Total ($)
Paul R. Edick (4)	2012	468,802	300,000	400,715	990	1,170,507
Chief Executive Officer	2011	455,156	204,820	—	1,363	661,340
Corey N. Fishman	2012	323,167	160,000	249,460	990	733,617
Chief Financial Officer and Chief Operating Officer	2011	302,750	95,366	—	1,636	399,479

Michael W. Dunne	2012	321,833	142,200	229,517	924	694,474
Chief Medical Officer	2011	286,416	68,024	—	1,271	355,712

(1)	The amounts in the “Non-Equity Incentive Plan Compensation” column represent awards to our named executive officers under our annual bonus program. Annual bonus compensation for 2011 was paid in 2012. Annual bonus compensation for 2012 was paid in 2013.
(2)	Represents the grant date fair value of option awards granted in 2012 in accordance with ASC 718. Our named executive officers will only realize compensation to the extent the fair value of our common stock is greater than the exercise price of such stock options. For information regarding assumptions underlying the valuation of equity awards, see note 9 to our financial statements included elsewhere in this prospectus.
(3)	Amounts represent the value of group term life insurance premiums.
(4)	Mr. Edick is also a member of our board of directors, but does not receive any additional compensation in his capacity as a director.

Narrative Disclosure to Summary Compensation Table

Executive Compensation Program Overview

The primary elements of our executive compensation program are:

•	base salary;

•	annual performance-based cash bonuses;

•	equity incentive awards;

•	broad-based health and welfare benefits; and

•	severance and change in control benefits.

Our organization and compensation committee, after reviewing data it considers relevant, has determined subjectively what it believes to be the appropriate level and mix of the various compensation components. Ultimately, the objective in allocating between long-term and short-term compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our company and our stockholders.

Base Salary

We use base salaries to recognize the experience, skills, knowledge and responsibilities of our employees, including our executive officers. None of our executive officers is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. No formulaic base salary increases are provided to our named executive officers. However, on an annual basis, our organization and compensation committee reviews and evaluates, with input from our chief executive officer, the need for adjustment of the base salaries of our executives.

In 2012, Mr. Edick received an annual base salary of $470,000 and each of Mr. Fishman and Dr. Dunne received an annual base salary of $325,000. In 2013, Mr. Edick receives an annual base salary of $515,000 and each of Mr. Fishman and Dr. Dunne receives an annual base salary of $350,000.

Annual Performance-Based Cash Bonus

We have designed our annual performance-based cash bonus program to emphasize pay-for-performance and to reward our named executive officers for (1) the achievement of specified annual corporate objectives and (2) the achievement of specified annual individual and functional performance objectives. Each executive officer is eligible to receive an annual performance-based cash bonus, which we refer to as an annual cash bonus, in an amount up to a fixed percentage of his base salary, or bonus percentage, and each of the foregoing elements is weighted in determining the percentage of the annual cash bonus that the executive will receive. Each of our named executive officers, based on the percentage achievement of all individual and functional performance objectives in aggregate, is eligible for a bonus payout of up to 150% of his target bonus as adjusted by the organization and compensation committee based on achievement of our corporate performance objectives, in the event of exceptional individual or functional performance.

Our organization and compensation committee also has the authority to shift both corporate and individual goals to subsequent fiscal years and eliminate them from the current year’s bonus calculation if it determines that circumstances that were beyond the control of the executive were the primary cause of a goal being unattainable.

Each of our organization and compensation committee and our board of directors has authority, in its sole discretion, to adjust the bonus percentage each year in connection with its review of the executive’s performance and has authority to allow an executive to receive a bonus payment in excess of his or her annual cash bonus for exceptional performance. Further, our board reviews the assessment of each executive’s performance conducted by the organization and compensation committee with respect to the annual cash bonus and retains the authority, in its sole discretion, to modify the amount of the annual cash bonus above or below the amount recommended by the organization and compensation committee.

In 2012, Mr. Edick was eligible for a target bonus equal to 50% of his base salary and each of Mr. Fishman and Dr. Dunne was eligible for a target bonus equal to 35% of their base salaries. For 2012, Mr. Edick was awarded a bonus in an amount equal to 64% of his base salary, Mr. Fishman was awarded a bonus in an amount equal to 49% of his base salary and Mr. Dunne was awarded a bonus in an amount equal to 44% of his base salary. In 2013, Mr. Edick will be eligible for a target bonus equal to 55% of his base salary and each of Mr. Fishman and Dr. Dunne will be eligible for a target bonus equal to 40% of their base salaries.

Equity Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. While we do not have any equity ownership guidelines for our executives, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. To date, we have used equity awards primarily to compensate our executive officers in the form of initial grants in connection with the commencement of employment. In the future, we also generally plan to grant equity awards on an annual basis to our executive officers.

Benefits and Other Compensation

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. We maintain broad-based benefits that are provided to all employees, including medical, dental, group life insurance, accidental death, dismemberment insurance, long and short term disability insurance, and a 401(k) plan. All of our executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees. The organization and compensation committee in its discretion may revise, amend or add to the named executive officer’s benefits and perquisites if it deems it advisable.

Material Terms of Employment Agreements with Named Executive Officers

In connection with the commencement of their employment with us, we entered into employment agreements with each of Mr. Edick, Mr. Fishman and Dr. Dunne. In 2012, we entered into amended and restated employment agreements with each of these executive officers. Each of these employment agreements provides that employment will continue for a specified term until either we or the employee provides written notice of termination in accordance with the terms of the agreement. In addition, each of these executive officers is prevented by the terms of their amended and restated employment agreement from disclosing confidential information and competing with us during the term of their employment and for a specified time thereafter.

Upon execution and effectiveness of a release of claims, each of Mr. Edick, Mr. Fishman and Dr. Dunne will be entitled to severance payments if his employment is terminated under specified circumstances.

If Mr. Edick, Mr. Fishman or Dr. Dunne’s employment is terminated without cause, as defined in the employment agreement, absent a change in control, as defined in the employment agreement, we will be obligated (1) to pay an amount equal to his monthly base salary for a period of 18 months in the case of Mr. Edick and 12 months in the case of Mr. Fishman and Dr. Dunne and (2) to the extent allowed by applicable law and the applicable plan documents, continue to provide to such executive officer all company employee benefit plans and arrangements that he was receiving at the time of termination for 18 months in the case of Mr. Edick and 12 months in the case of Mr. Fishman and Dr. Dunne.

If we terminate Mr. Edick, Mr. Fishman or Dr. Dunne’s employment without cause or if Mr. Edick, Mr. Fishman or Dr. Dunne terminates employment with us for good reason, as defined in the employment agreement, in each case within two months prior to, or 12 months following, a change in control, we will be obligated (1) to pay an amount equal to his monthly base salary for a period of 24 months in the case of Mr. Edick and 12 months in the case of Mr. Fishman and Dr. Dunne, (2) accelerate in full the vesting of all outstanding equity awards and (3) to the extent allowed by applicable law and the applicable plan documents, continue to provide to such executive officer all company employee benefit plans and arrangements that he was receiving at the time of termination for 18 months in the case of Mr. Edick and 12 months in the case of Mr. Fishman and Dr. Dunne.

To the extent that any severance or other compensation payment to Mr. Edick, Mr. Fishman or Dr. Dunne pursuant to his employment agreement or any other agreement constitutes an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Internal Revenue Code, then Mr. Edick, Mr. Fishman or Dr. Dunne will receive the full amount of such severance and other payments, or a reduced amount intended to avoid the application of Sections 280G and 4999, whichever provides the executive with the highest amount on an after-tax basis.

Material Terms of Equity Incentive Award Grants

We have historically granted stock options with exercise prices that are set at no less than the fair market value of shares of our common stock on the date of grant as determined by contemporaneous valuations and reviewed and approved by our audit committee and our board of directors. In general, the equity awards that we have granted to our executives vest with respect to 25% of the shares on the first anniversary of the grant date and with respect to the remaining shares in approximately equal monthly installments through the fourth anniversary of the grant date. Vesting and exercise rights cease shortly after termination of employment. Prior to the exercise of a stock option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights or the right to receive dividends or dividend equivalents.

On April 9, 2012, our board of directors approved the grant of stock options under our then-existing stock incentive plan to our named executive officers. Each of these options vests in approximately equal monthly installments over four years and has an exercise price of $10.00 per share. The following table sets forth the number of shares of common stock issuable upon exercise of the stock options granted to our named executive officers on April 9, 2012:

Name	Number of Shares of Common Stock Underlying Stock Option
Paul R. Edick	42,234
Corey N. Fishman	21,574
Michael W. Dunne	18,850

On April 24, 2012, our board of directors approved the grant of additional stock options under our then-existing stock incentive plan to our named executive officers, effective upon the closing of our initial public offering. Each of these options began vesting after the closing of our initial public offering and vests monthly over 48 months with (1) 0.8333% of the option vesting on each of the first 12 monthly vesting dates, (2) 1.667% of the option vesting on each of the next 12 monthly vesting dates, (3) 2.5% of the option vesting on each of the next 12 monthly vesting dates and (4) 3.333% of the option vesting on each of the next 12 monthly vesting dates. Each of these options has an exercise price of $10.00 per share. The following table sets forth the number of shares of common stock issuable upon exercise of the stock options granted to our named executive officers on April 24, 2012:

Name	Number of Shares of Common Stock Underlying Stock Option
Paul R. Edick	12,500
Corey N. Fishman	12,500
Michael W. Dunne	12,500

On February 12, 2013, our board of directors approved the grant of additional stock options under our 2012 stock incentive plan to our named executive officers. Each of these equity awards vests with respect to 25% of the shares on the first anniversary of the grant date and with respect to the remaining shares in approximately equal monthly installments over the following three years and has an exercise price of $7.49 per share. The following table sets forth the number of shares of common stock issuable upon exercise of the stock options granted to our named executive officers on February 12, 2013:

Name	Number of Shares of Common Stock Underlying Stock Option
Paul R. Edick	100,000
Corey N. Fishman	50,000
Michael W. Dunne	50,000

Outstanding Equity Awards at Fiscal Year Ended December 31, 2012

The following table sets forth certain information with respect to outstanding options held by our named executive officers at December 31, 2012. None of our named executive officers exercised any options during the year ended December 31, 2012.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($)	Option Expiration Date
Paul R. Edick	396,484	259,766	(1)	0.96	7/1/2020
	14,957	27,277	(2)	10.00	4/8/2022
	521	11,979	(3)	10.00	4/23/2022
Corey N. Fishman	127,604	91,146	(4)	0.96	8/14/2020
	7,640	13,934	(2)	10.00	4/8/2022
	521	11,979	(3)	10.00	4/23/2022
Michael W. Dunne	210,937	70,313	(5)	0.96	5/23/2020
	6,676	12,174	(2)	10.00	4/8/2022
	521	11,979	(3)	10.00	4/23/2022

(1)	This option was granted on July 2, 2010, with 25% vesting on July 1, 2011 and the remaining 75% vesting in 36 substantially equal monthly installments beginning on August 1, 2011.
(2)	This option was granted on April 9, 2012 and vests in 48 substantially equal monthly installments over a four-year period, with the first installment vesting on August 9, 2011.
(3)	This option was granted on April 24, 2012 and vests in 48 monthly installments over a four-year period, with the first installment vesting on August 31, 2012 and the installments vesting as follows: (i) 0.8333% of the option vesting on the last day of each of the first 12 months, (ii) 1.667% of the option vesting on the last day of each of the next 12 months, (iii) 2.5% of the option vesting on the last day of each of the next 12 months, and (iv) 3.333% of the option vesting on the last day of each of the final 12 months.
(4)	This option was granted on August 15, 2010, with 25% vesting on September 1, 2011 and the remaining 75% vesting in 36 substantially equal monthly installments beginning on October 31, 2011.
(5)	This option was granted on May 24, 2010, with 25% vesting on December 1, 2010 and the remaining 75% vesting in 36 substantially equal monthly installments beginning on January 31, 2011.

Risk Considerations in Our Compensation Policies and Practices

Our organization and compensation committee has reviewed and evaluated the philosophy and standards on which our compensation plans have been developed and implemented across our company. It is our belief that our compensation programs do not encourage inappropriate actions or risk taking by our executive officers. We do not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on our company. In addition, we do not believe that the mix and design of the components of our executive compensation program encourage management to assume excessive risks.

We believe that our current business process and planning cycle fosters the following behaviors and controls that mitigate the potential for adverse risk caused by the action of our executives:

•

annual establishment of corporate and individual and functional objectives for our annual cash bonus program for our executive officers that are consistent with our annual operating and strategic plans, that are designed to achieve the proper risk/reward balance, and that should not require excessive risk taking to achieve;

•	a mix between fixed and variable, annual and long-term and cash and equity compensation are designed to encourage strategies and actions that balance our short-term and long-term best interests; and

•	stock option awards that vest over a period of time, which we believe encourages executives to take a long-term view of our business.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and certain of our other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation will remain tax deductible to us. However, the organization and compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent and are in the best interests of our stockholders.

We account for equity compensation paid to our employees in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 718, which requires us to measure and recognize compensation expense in our financial statements for all share-based payments based on an estimate of their fair value over the service period of the award. We record cash compensation as an expense at the time the obligation is accrued.

Stock Option and Other Employee Benefit Plans

The two stock incentive plans described in this section are our pre-IPO stock incentive plan, as amended, and our 2012 stock incentive plan. Prior to our initial public offering in July 2012, we granted awards to eligible participants under our pre-IPO stock incentive plan. Since the closing of our initial public offering, we have granted awards to eligible participants under our 2012 stock incentive plan.

2012 Stock Incentive Plan

In April 2012 our board of directors adopted and our stockholders approved the 2012 stock incentive plan. The 2012 stock incentive plan became effective immediately prior to the closing of our initial public offering in July 2012. The 2012 stock incentive plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. As of March 29, 2012, the number of shares of our common stock that are reserved for issuance under the 2012 stock incentive plan is the sum of (1) 768,750 shares plus (2) the sum of 216,273 and the number of shares of our common stock subject to outstanding awards under our pre-IPO stock incentive plan, that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right, up to a specified number of shares, plus (3) an annual increase, to be added on the first day of fiscal year 2014 and each subsequent anniversary until the expiration of the 2012 stock incentive plan, equal to the lowest of 437,500 shares of our common stock, 2.75% of the number of shares of our common stock outstanding on the first day of the fiscal year and an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2012 stock incentive plan. However, incentive stock options may only be granted to our employees. The maximum number of shares of our common stock with respect to which awards may be granted to any participant under the 2012 stock incentive plan is 625,000 per calendar year. For purposes of this limit on the maximum number of shares that may be awarded to any participant, the combination of an option in tandem with a stock appreciation right will be treated as a single award.

Pursuant to the terms of the 2012 stock incentive, our board of directors administers the plan and, subject to any limitations in the plan, selects the recipients of awards and determines:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•	the exercise price of options; and

•

the number of shares of our common stock subject to any stock appreciation rights, restricted stock awards, restricted stock units or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer to grant awards under the 2012 stock incentive plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or other reorganization event, our board of directors may, in its sole discretion, take any one or more of the following actions pursuant to the 2012 stock incentive plan as to some or all outstanding awards other than restricted stock:

•	provide that all outstanding awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof);

•

upon written notice to a participant, provide that all of the participant’s unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant;

•

provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part, prior to or upon such reorganization event;

•

in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

•	provide that, in connection with a liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted or exchanged pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

At any time, our board of directors may, in its sole discretion, provide that any award under the 2012 stock incentive plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part. In addition, the form of stock option agreement under the 2012 stock incentive plan provides that (1) if there is a change in control (as defined in the stock option agreement), then 50% of the shares underlying such option will become immediately exercisable and (2) if a holder of an option granted under the 2012 stock incentive plan has his or her employment terminated by us without cause (as defined in the stock option agreement) or terminates his or her employment with us for good reason (as defined in the stock option agreement) within 12 months following a change in control, then 100% of the shares underlying such holder’s option will become immediately exercisable.

No award may be granted under the 2012 stock incentive plan on or after July 24, 2022. Our board of directors may amend, suspend or terminate the 2012 stock incentive plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

As of March 29, 2013, under our 2012 stock incentive plan, there were options to purchase an aggregate of 577,375 shares of common stock at a weighted average exercise price of $7.99 per share outstanding.

Pre-IPO Stock Incentive Plan

Since the closing of our initial public offering, we have not granted, and will not grant in future, any additional awards under our pre-IPO stock incentive plan.

Our pre-IPO stock incentive plan is administered by our board of directors and provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, non-statutory stock options, stock awards, restricted stock awards and stock appreciation rights. Our employees, directors, consultants and advisors are eligible to receive awards and stock appreciation rights under our pre-IPO stock incentive plan. However, incentive stock options may only be granted to our employees. The terms of awards are set forth in the applicable award agreements.

Upon the occurrence of any of the following:

•	reclassification, recapitalization, stock split (including in the form of a stock dividend), or reverse stock split;

•	merger, combination, consolidation, or other reorganization;

•	split-up, spin-off, or similar extraordinary dividend distribution in respect of the common stock;

•	exchange of the common stock or other of our securities; or

•	any similar, unusual, or extraordinary corporate transaction in respect of the common stock;

the administrator shall equitably and proportionately adjust:

•	the number and type of shares of common stock or other securities that thereafter may be made in the subject of awards;

•	the number, amount, and type of shares of common stock or other securities or property that are subject to any outstanding awards;

•	the grant, purchase, or exercise or base price of any outstanding awards; and/or

•	the securities, cash, or other property deliverable upon exercise or vesting of any outstanding awards.

In each case, such adjustments are authorized to the extent necessary to preserve but not increase the level of incentives intended by the plan and the then-outstanding awards. Unless otherwise expressly provided in the applicable award agreement, the administrator shall, subject to the foregoing limitation, also equitably and proportionately adjust the performance standards applicable to any then-outstanding performance-based awards.

Upon a change in control event, as defined in our pre-IPO stock incentive plan, each then-outstanding award (whether or not vested and/or exercisable) shall terminate, subject to (1) reasonable advance notice of the impending termination and a reasonable opportunity to exercise any outstanding and vested awards in accordance with their terms and (2) any provision that has been expressly made by the administrator. The administrator may make provision for a cash payment in settlement of, or for the assumption, substitution, or exchange of any or all outstanding awards (or the cash, securities, or other property deliverable to the participants with respect to any or all outstanding awards) based upon the distribution or consideration payable to holders of the common stock upon or in respect of such a change in control event.

The administrator may, in its sole discretion, provide in any applicable award agreement or by an amendment thereto for the accelerated vesting of one or more awards to the extent such awards are outstanding upon a change in control event (or such other circumstances as the administrator may provide). The administrator may take such action to the extent that the administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares.

At any time, the administrator may, in its sole discretion, provide that any award under our pre-IPO stock incentive plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part. The administrator may also extend the vesting or exercisability or extend the term of any or all outstanding awards in such circumstances as the administrator deems appropriate. In the event of, or in anticipation of, a termination of employment or service with us for any reason, the administrator may accelerate the vesting and exercisability of all or a portion of the participant’s award, and/or, subject to certain limitations, extend the exercisability period of the participant’s award upon such terms as the administrator and the participant agree.

As of March 29, 2013, under our pre-IPO stock incentive plan, there were options to purchase an aggregate of 1,779,377 shares of common stock at a weighted average exercise price of $2.30 per share outstanding. Since the closing of our initial public offering, we have not granted, and will not grant in future, any additional awards under our pre-IPO stock incentive plan. Any shares of common stock subject to awards under our pre-IPO stock incentive plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will be available for issuance under the 2012 stock incentive plan, up to a specified number of shares.

401(k) Retirement Plan

We maintain a defined contribution employee retirement plan for our employees. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code so that contributions to our 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. Our 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $16,500 for 2011 and $17,000 for 2012. Participants who are at least 50 years old can also make “catch-up” contributions, which in 2011 and 2012 may be up to an additional $5,500 above the statutory limit. Under our 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee, subject to Participants’ ability to give investment directions by following certain procedures. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation.

We do not maintain any nonqualified deferred compensation plans.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with certain of our directors, and we intend to enter into indemnification agreements with all of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2010, we have engaged in the following transactions with our directors, executive officers, holders of more than 5% of our voting securities, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Series A Preferred Stock Financings

Since January 1, 2010, we have issued and sold an aggregate of 63,197,944 shares of our series A preferred stock at a price per share of $1.00, or $8.00 per share on a common stock equivalent basis as a result of the reverse stock split of our common stock that was effected on July 6, 2012, for an aggregate purchase price of $63,197,944. The following table sets forth the date of issuance and aggregate number of shares and purchase price for each issuance of our series A preferred stock:

Date	Shares of Series A Preferred Stock	Aggregate Purchase Price
March 2012	22,000,000	$22,000,000
August 2011	22,000,000	22,000,000
January 2011	13,999,999	13,999,999
November 2010	115,592	115,592
July 2010	5,000,000	5,000,000
May 2010	82,353	82,353

The following table sets forth the aggregate number of shares of our series A preferred stock that we have issued to our directors, executive officers, 5% stockholders, and their affiliates since January 1, 2010:

Name (1)	Shares of Series A Preferred Stock
5% Stockholders:
Domain Associates, L.L.C. and affiliates (2)	14,658,893
New Leaf Ventures II, L.P. (3)	14,658,893
Aisling Capital III, LP (4)	13,193,002
Sofinnova Venture Partners VII, L.P. (5)	10,994,171
Canaan VIII L.P. (6)	8,795,334
Directors and Executive Officers:
George Horner III (7)	448,825
Corey Fishman	179,531
Paul Edick	157,088
Michael Dunne, M.D.	89,764

(1)	See “Principal Stockholders” for more information about shares held by these directors, executive officers, stockholders, and their affiliates.
(2)	Consists of (a) 17,820,774 shares purchased by Domain Partners VIII, L.P. and (b) 132,234 shares purchased by DP VIII Associates, L.P. Nicole Vitullo, a member of our board of directors, is a managing member of One Palmer Square Associates VIII, L.L.C., the general partner of Domain Partners VIII, L.P. and DP VIII Associates, L.P.
(3)	Ronald M. Hunt, a member of our board of directors, is a member of the investment committee of New Leaf Venture Associates II, L.P., which is the General Partner of New Leaf Ventures II, L.P.
(4)	Dov A. Goldstein, a member of our board of directors, is a member of the investment committee of Aisling Capital Partners III, LP, which is the general partner of Aisling Capital III, LP.
(5)	James I. Healy, a member of our board of directors, is a managing member of Sofinnova Management VII, L.L.C., which is the general partner of Sofinnova Venture Partners VII, L.P.

(6)	Brenton K. Ahrens, a member of our board of directors, is a manager of Canaan Partners VIII LLC, the General Partner of Canaan VIII L.P.
(7)	Mr. Horner resigned from our board of directors effective August 3, 2012.

Participation in our Initial Public Offering

In our initial public offering, our directors, executive officers, 5% stockholders, and their affiliates purchased an aggregate of 3,851,528 shares of our common stock. Each of those purchases was made through the underwriters at the initial public offering price. The following table sets forth the aggregate number of shares of our common stock that our directors, executive officers, 5% stockholders, and their affiliates purchased in our initial public offering in which the amount involved in the transaction exceeded $120,000:

Name (1)	Shares of Common Stock
5% Stockholders:
Domain Associates, L.L.C. and affiliates (2)	784,313
New Leaf Ventures II, L.P. (3)	784,313
Aisling Capital III, LP (4)	1,111,111
Sofinnova Venture Partners VII, L.P. (5)	588,236
Canaan VIII L.P. (6)	555,555
Director and Executive Officer:
Paul Edick (7)	15,500

(1)	See “Principal Stockholders” for more information about shares held by these directors, executive officers, stockholders, and their affiliates.
(2)	Consists of (a) 778,536 shares purchased by Domain Partners VIII, L.P. and (b) 5,777 shares purchased by DP VIII Associates, L.P. Nicole Vitullo, a member of our board of directors, is a managing member of One Palmer Square Associates VIII, L.L.C., the general partner of Domain Partners VIII, L.P. and DP VIII Associates, L.P.
(3)	Ronald M. Hunt, a member of our board of directors, is a member of the investment committee of New Leaf Venture Associates II, L.P., which is the General Partner of New Leaf Ventures II, L.P.
(4)	Dov A. Goldstein, a member of our board of directors, is a member of the investment committee of Aisling Capital Partners III, LP, which is the general partner of Aisling Capital III, LP.
(5)	James I. Healy, a member of our board of directors, is a managing member of Sofinnova Management VII, L.L.C., which is the general partner of Sofinnova Venture Partners VII, L.P.
(6)	Brenton K. Ahrens, a member of our board of directors, is a manager of Canaan Partners VIII LLC, the General Partner of Canaan VIII L.P.
(7)	Includes 500 shares purchased by Mr. Edick’s spouse.

Registration Rights

We are a party to an investor rights agreement with holders of our series A preferred stock, including some of our directors, executive officers and 5% stockholders and their affiliates and entities affiliated with our directors. The investor rights agreement provides these holders the right, following the completion of this offering, to demand that we file a registration statement or to request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification of Officers and Directors

Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into indemnification agreements with our directors. See “Executive Compensation—Limitation of Liability and Indemnification” for additional information regarding these agreements.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which Durata is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our chief operating officer or principal financial officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in Durata’s best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our certificate of incorporation or our bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the organization and compensation committee in the manner specified in its charter.

We did not have a written policy regarding the review and approval of related person transactions prior to our initial public offering. Nevertheless, with respect to such transactions, it was the practice of our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information, to the extent known by us or ascertainable from public filings, with respect to the beneficial ownership of our common stock as of March 29, 2013 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of 18,404,087 shares of our common stock outstanding as of March 29, 2013. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on              shares of our common stock to be outstanding after the offering, including the              shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options or warrants.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 29, 2013 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Durata Therapeutics, Inc., 200 S. Wacker Drive, Suite 2550, Chicago, Illinois 60606.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Stockholders
Domain Associates, L.L.C. and affiliates (1)	3,034,688	16.5%
New Leaf Ventures II, L.P. (2)	3,028,439	16.5
Aisling Capital III, LP (3)	3,130,824	17.0
Sofinnova Venture Partners VII, L.P. (4)	2,271,330	12.3
Canaan VIII L.P. (5)	1,904,634	10.4
Quaker BioVentures II, L.P. (6)	1,333,333	7.2
Directors and Named Executive Officers
Paul R. Edick (7)	524,498	2.8
Corey N. Fishman (8)	185,811	1.0
Michael W. Dunne (9)	262,742	1.4
Brenton K. Ahrens (10)	1,904,634	10.4
Richard U. De Schutter (11)	14,080	*
Lisa M. Giles (12)	1,563	*
Dov A. Goldstein (13)	3,133,428	17.0
James I. Healy (14)	2,277,580	12.4
George F. Horner III (15)	71,728	*
Ronald M. Hunt (16)	3,031,043	16.5
Kevin C. O’Boyle (17)	9,132	*
Nicole Vitullo (18)	3,034,688	16.5
All current executive officers and directors as a group (13 persons) (19)	14,486,270	74.9

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	The address for Domain Associates, L.L.C. and its affiliates is One Palmer Square, Suite 515, Princeton, New Jersey, 08542. Consists of (a) 3,006,132 shares of common stock held by Domain Partners VIII, L.P., (b) 22,306 shares of common stock held by DP VIII Associates, L.P. and (c) 6,250 shares of common stock held by Domain Associates, L.L.C. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak and Nicole Vitullo, the managing members of One Palmer Square Associates VIII, L.L.C., the general partner of Domain Partners VIII, L.P. and DP VIII Associates, L.P., share the power to vote or dispose of the shares held by Domain Partners VIII, L.P. and DP VIII Associates, L.P., and James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak, Nicole Vitullo and Kim P. Kamdar, the managing members of Domain Associates, L.L.C., share the power to vote or dispose of the shares held by Domain Associates, L.L.C., and therefore each of the foregoing managing members may be deemed to have voting and investment power with respect to such shares. Each of the foregoing managing members disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. Ms. Vitullo is a member of our board of directors.

(2)	The address for New Leaf Ventures II, L.P. is 7 Times Square, Suite 3502, New York, New York, 10036. Srinivas Akkaraju, Philippe O. Chambon, Jeani Delagardelle, Ronald M. Hunt, Vijay K. Lathi, and James Niedel, the individual managers of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., have the power to vote or dispose of these shares and therefore each of the foregoing individual managers may be deemed to have voting and investment power with respect to such shares. Each of the foregoing individual managers disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. Mr. Hunt is a member of our board of directors.

(3)

The address for Aisling Capital III, LP is 888 7th Avenue, 30th Floor, New York, New York, 10106. Dov A. Goldstein and five other persons on the investment committee of Aisling Capital Partners III, LP, which is the general partner of Aisling Capital III, LP, share the power to vote or dispose of these shares and therefore each member may be deemed to have voting and investment power with respect to such shares. Each of the members of the investment committee disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. Dr. Goldstein is a member of our board of directors.

(4)	The address for Sofinnova Venture Partners VII, L.P. is 2800 Sand Hill Road, Suite 150, Menlo Park, California, 94025. James I. Healy and the other managing members of Sofinnova Management VII, L.L.C., which is the general partner of Sofinnova Venture Partners VII, L.P., share the power to vote or dispose of these shares and therefore may be deemed to have voting and investment power with respect to such shares. Each of the managing members disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. Dr. Healy is a member of our board of directors.

(5)	The address for Canaan VIII L.P. is 285 Riverside Avenue, Suite 250, Westport, Connecticut, 06880. Consists of (a) 1,902,030 shares of common stock and (b) 2,604 shares of common stock issuable upon exercise of options, held by Brenton K. Ahrens and beneficially owned by Canaan Partners VIII, LLC, that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date. Brenton K. Ahrens, John V. Balen, Stephen M. Bloch, Wende S. Hutton, Maha S. Ibrahim, Alok Mittal, Deepak Kamra, Guy M. Russo, Izhar Shay, and Eric A. Young, the managers of Canaan Partners VIII, LLC, the general partner of Canaan VIII L.P., share the power to vote or dispose of these shares and therefore each of the foregoing managers may be deemed to have voting and investment power with respect to such shares. Each of the foregoing managers disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. Mr. Ahrens is a member of our board of directors.

(6)	The address for Quaker BioVentures II, L.P. is 2929 Arch Street, Cira Centre, Philadelphia, Pennsylvania 19104. Shares held by Quaker BioVentures II, L.P. are indirectly held by Quaker BioVentures Capital II, L.P., which is the general partner of Quaker BioVentures II, L.P., and by Quaker BioVentures Capital II, LLC, which is the general partner of Quaker BioVentures Capital II, L.P. The information relating to beneficial ownership by Quaker BioVentures II, L.P. contained in the table above has been included solely in reliance upon, and without independent investigation of, the disclosures by Quaker BioVentures II, L.P. that are contained in a Schedule 13G filed with the SEC on July 27, 2012.

(7)	Consists of (a) 39,636 shares of common stock held in trust by Mr. Edick, (b) 500 shares of common stock held by Mr. Edick’s spouse, and (c) 484,362 shares of common stock issuable upon exercise of options that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date.

(8)	Consists of (a) 24,941 shares of common stock and (b) 160,870 shares of common stock issuable upon exercise of options that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date.

(9)	Consists of (a) 13,220 shares of common stock and (b) 249,522 shares of common stock issuable upon exercise of options that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date.

(10)	Consists of (a) 1,902,030 shares of common stock held by Canaan VIII L.P. and (b) 2,604 shares of common stock issuable upon exercise of options, held by Brenton K. Ahrens and beneficially owned by Canaan Partners VIII, LLC, that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date.

(11)	Consists of (a) 12,500 shares of common stock held in trust by Mr. De Schutter and (b) 1,580 shares of common stock issuable upon exercise of options that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date.

(12)	Consists of 1,563 shares of common stock issuable upon exercise of options that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date.

(13)

Consists of (a) 3,130,824 shares of common stock held by Aisling Capital III, LP and (b) 2,604 shares of common stock issuable upon exercise of options that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date. Dr. Goldstein disclaims beneficial ownership of shares held by Aisling Capital III, LP, except to the extent of his pecuniary interest therein, if any. See also footnote 3.

(14)	Consists of (a) 2,271,330 shares of common stock held by Sofinnova Venture Partners VII, L.P. and (b) 6,250 shares of common stock held by Dr. Healy. Dr. Healy disclaims beneficial ownership of shares held by Sofinnova Venture Partners VII, L.P., except to the extent of his pecuniary interest therein, if any. See also footnote 4

(15)	Mr. Horner resigned from our board of directors effective August 3, 2012. The information relating to beneficial ownership by Mr. Horner contained in the table above has been included solely in reliance upon, and without independent investigation of, the disclosures by Mr. Horner that are contained in reports of beneficial ownership furnished to us and/or filed with the SEC.

(16)	Consists of (a) 3,028,439 shares of common stock held by New Leaf Ventures II, L.P. and (b) 2,604 shares of common stock issuable upon exercise of options that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date. Mr. Hunt disclaims beneficial ownership of shares held by New Leaf Ventures II, L.P., except to the extent of his pecuniary interest therein, if any. See also footnote 2.

(17)	Consists of (a) 5,000 shares of common stock and (b) 4,132 shares of common stock issuable upon exercise of options that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date.

(18)	Consists of (a) 3,006,132 shares of common stock held by Domain Partners VIII, L.P., (b) 22,306 shares of common stock held by DP VIII Associates, L.P. and (c) 6,250 shares of common stock held by Domain Associates, L.L.C. Ms. Vitullo disclaims beneficial ownership of shares held by Domain Associates, L.L.C. and its affiliates, except to the extent of her pecuniary interest therein, if any. See also footnote 1.

(19)	Consists of (a) 13,549,086 shares of common stock and (b) 937,184 shares of common stock issuable upon exercise of options that are exercisable as of March 29, 2013 or will become exercisable within 60 days after such date.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws. We previously filed copies of these documents with the SEC as exhibits to the registration statement that we filed in connection with our initial public offering.

Our authorized capital stock consists of 125,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated.

As of March 29, 2013, we had issued and outstanding:

•	18,404,087 shares of our common stock outstanding held by 15 stockholders of record (not including beneficial owners whose shares are held in street name);

•	options to purchase 2,356,752 shares of our common stock at a weighted average exercise price of $3.69 per share; and

•	warrants to purchase 67,999 shares of our common stock at an exercise price of $8.68 per share.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval, subject to any limitations imposed by the NASDAQ Marketplace Rules. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options and Warrants

As of March 29, 2013, options to purchase 2,356,752 shares of our common stock at a weighted average exercise price of $3.69 per share and warrants to purchase 67,999 shares of our common stock at an exercise price of $8.68 per share were outstanding.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that owned 15% or more of our outstanding voting stock upon the closing of our initial public offering, which occurred on July 24, 2012.

Staggered Board; Removal of Directors

Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our president or chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock, because, even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Registration Rights

We entered into an investor rights agreement, dated December 11, 2009, which we refer to as the investor rights agreement, with holders of our series A preferred stock prior to our initial public offering. Holders of a total of 9,537,533 shares of our common stock as of March 29, 2013 have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. If not otherwise exercised, the rights described below will expire six years after the closing of our initial public offering, which occurred on July 24, 2012.

Demand and Form S-3 Registration Rights

Beginning 180 days after the closing of our initial public offering, which occurred on July 24, 2012, and subject to specified limitations set forth in the investor rights agreement, at any time, the holders of at least 75% of the then outstanding shares having rights under the investor rights agreement, which we refer to as registrable securities, may demand that we register all or a portion of the registrable securities under the Securities Act for purposes of a public offering having an aggregate offering price to the public of not less than $10,000,000. We are not obligated to file a registration statement pursuant to this provision on more than two occasions.

In addition, subject to specified limitations set forth in the investor rights agreement, at any time after we become eligible to file a registration statement on Form S-3, holders of registrable securities outstanding may demand that we register their registrable securities on Form S-3 for purposes of a public offering for which the reasonably anticipated price to the public, net of selling expenses, would exceed $1,000,000.

Incidental Registration Rights

If, at any time after the closing of this offering, we propose to register for our own account any of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to use our commercially reasonable efforts to register all or a portion of the registrable securities then held by them in that registration.

In the event that any registration in which the holders of registrable shares participate pursuant to our investor rights agreement is an underwritten public offering, we agree to enter into an underwriting agreement containing customary representation and warranties and covenants, including without limitation customary provisions with respect to indemnification of the underwriters of such offering.

In the event that any registration in which the holders of registrable shares participate pursuant to our investor rights agreement is an underwritten public offering, we will use our best efforts to include the requested registrable shares to be included, but may be limited by market conditions.

Expenses

Pursuant to the investor rights agreement, we are required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling stockholders, other than any underwriting discounts, selling commissions and stock transfer taxes, related to any demand or incidental registration. We are not required to pay registration expenses if the registration request under the investor rights agreement is withdrawn at the request of holders of a majority of the registrable securities, unless the withdrawal is due to discovery of a materially adverse change in our business.

The investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

NASDAQ Global Market

Our common stock has been listed on The NASDAQ Global Market under the symbol “DRTX” since July 19, 2012. Prior to that time, there was no public market for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding              shares of our common stock, after giving effect to the issuance of              shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options or warrants outstanding as of March 29, 2013.

Of the shares to be outstanding immediately after the closing of this offering, we expect that              shares , including the              shares to be sold in this offering, will be freely tradable without restriction under the Securities Act of 1933, which we refer to as the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 13,463,108 shares of our common stock outstanding after this offering will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 90-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 90-day lock-up period described below, approximately              shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of an issuer’s employees, consultants or advisors who purchased shares from the issuer in connection with a qualified compensatory stock plan or other written agreement before the effective date of a registration statement under the Securities Act is eligible to resell those shares 90 days after the effective date of the registration statement in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144, and a non-affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about the issuer.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act. We filed a registration statement on Form S-1 under the Securities Act to register shares in connection with our initial public offering in July 2012, and in October 2012, we filed a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and options and other awards issuable pursuant to our 2012 stock incentive plan and our pre-IPO stock incentive plan.

Lock-Up Agreements

We and each of our directors and executive officers who collectively own              shares of our common stock, based on shares outstanding as of March 29, 2013, have agreed that, without the prior written consent of                                                       on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 90 days after the date of this prospectus, and subject to extension in specified circumstances, either directly or indirectly:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly announce an intention to do the same;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether such transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, or publicly announce an intention to do the same; or

•

make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock, or with respect to the filing of any registration statement in connection therewith under the Securities Act.

The lock-up restrictions and specified exceptions are described in more detail in the “Underwriters” section of this prospectus.

Registration Rights

Subject to the lock-up agreements described above, as of March 29, 2013, the holders of an aggregate of 9,537,533 shares of our common stock have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Stock Options and Warrants

As of March 29, 2013, we had outstanding options to purchase 2,356,752 shares of our common stock, of which options to purchase 1,053,955 shares were vested. In October 2012, we filed a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and options and other awards issuable pursuant to our 2012 stock incentive plan and our pre-IPO stock incentive plan. See “Executive Compensation—Stock Option and Other Employee Benefit Plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statement are available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

As of March 29, 2013, we had outstanding warrants to purchase 67,999 shares of our common stock at an exercise price of $8.68 per share. The warrants and the common stock issuable upon the exercise of the warrants have not been registered under the Securities Act and any resale of any of those securities must be made pursuant to a registration statement or an available exemption from registration.

MATERIAL U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities which are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Dividends

If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on disposition of common stock.”

As discussed under “Dividend Policy,” we do not expect to pay cash dividends to holders of our common stock in the foreseeable future. In the event we do pay dividends, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and if the non-U.S. holder is a corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is a nonresident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•

we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.

Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Withholding and Information Reporting Requirements—FATCA

Provisions of the Internal Revenue Code commonly referred to as “FATCA” will impose U.S. federal withholding tax of 30% on payments of dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, or (iii) the foreign entity is otherwise exempt under FATCA. Under final regulations issued by the U.S. Department of Treasury on January 17, 2013, withholding under FATCA will only apply (1) to payments of dividends on our common stock made after December 31, 2013 and (2) to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2016. Under certain circumstances, a Non-U.S. holder may be eligible for refunds or credits for such taxes.

Prospective investors should consult their own tax advisors regarding the possible impact of the FATCA rules on their investment in our common stock, and the entities through which they hold our common stock, including without limitation, the process and deadline for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

UNDERWRITERS

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Jefferies LLC
JMP Securities LLC
RBC Capital Markets, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Durata Therapeutics, Inc.	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $750,000 and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of                                                          . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. However, among certain other exceptions, it does not apply to the transfer or disposition of shares of our common stock purchased in this offering from the underwriters or on the open market following this offering. In addition, among other exceptions, it does not apply to shares of our common stock or other securities that we may issue in connection with a transaction that includes a commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements) or any acquisition of assets or not less than a majority or controlling portion of the equity of another entity, provided that (1) the aggregate number of shares issued in connection with such transaction or acquisition shall not exceed 5.0% of the total number of outstanding shares of our common stock immediately following the closing of this offering and (2) any such shares of common stock and securities issued in connection with such transaction or acquisition during the lock-up period described above shall be subject to the restrictions described above for the remainder of such lock-up period.

NASDAQ Global Market Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “DRTX.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Durata Therapeutics, Inc. and subsidiaries (a development stage company) as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and the period from inception (November 4, 2009) to December 31, 2012 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference to such contract, agreement or document.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC. We furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at http://www.duratatherapeutics.com. The information contained on, or that can be accessed through, our website is not a part of or incorporated by reference in this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

DURATA THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Durata Therapeutics, Inc.:

We have audited the accompanying consolidated balance sheets of Durata Therapeutics, Inc. and subsidiaries (a development stage company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012 and the period from inception (November 4, 2009) to December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Durata Therapeutics, Inc. and subsidiaries (a development stage company) as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012 and the period from inception (November 4, 2009) to December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey

March 8, 2013

Durata Therapeutics, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Balance Sheet

	December 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$32,257,170	$11,485,266
Short-term investments	13,093,651	—
Prepaid expenses and other current assets	5,844,630	996,270

Total current assets	51,195,451	12,481,536
Acquired in process research and development	15,292,000	15,292,000
Goodwill	5,811,000	5,811,000
Property and equipment, net	981,421	—
Restricted cash	851,566	—
Deferred charge	12,416,775	—
Other assets	—	40,280

Total assets	$86,548,213	$33,624,816

Liabilities, Redeemable Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$8,617,978	$1,956,572
Accrued expenses	10,601,613	1,369,249
Income taxes payable	2,281,224	—

Total current liabilities	21,500,815	3,325,821
Non-current income tax payable	1,116,687	—
Contingent consideration	19,836,000	18,739,000
Other liabilities	222,259	—

Total liabilities	42,675,761	22,064,821

Commitments and contingencies (note 12)
Redeemable portion—Series A Convertible Preferred Stock, $0.01 par value, 6,000,000 shares issued and outstanding at December 31, 2011 (liquidation preference $6,000,000)	—	6,000,000
Stockholders’ equity:
Common stock, $0.01 par value; 125,000,000 and 15,625,000 shares authorized at December 31, 2012 and December 31, 2011, respectively; 18,360,459 and 62,500 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	183,605	625
Series A Convertible Preferred Stock, $0.01 par value; 86,000,000 shares authorized, 49,197,936 shares issued and outstanding at December 31, 2011 (liquidation preference $49,197,936)	—	491,979
Preferred stock, $0.01 par value; 5,000,000 and no shares authorized at December 31, 2012 and December 31, 2011, respectively; no shares issued and outstanding at December 31, 2012	—	—
Additional paid-in capital	150,989,018	49,828,699
Accumulated deficit during the development stage	(107,300,171)	(44,761,308)

Total stockholders’ equity	43,872,452	5,559,995

Total liabilities, redeemable preferred stock and stockholders’ equity	$86,548,213	$33,624,816

See accompanying notes to the consolidated financial statements.

Durata Therapeutics, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Statement of Operations

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Period from inception (November 4, 2009) to December 31, 2012
Operating expenses:
Research and development expenses	$51,694,722	$30,132,564	$4,818,049	$86,843,648
General and administrative expenses	9,787,988	4,305,518	2,776,775	17,782,250
Acquisition related charges, net	1,097,000	1,121,000	6,300,000	8,544,000

Operating loss	62,579,710	35,559,082	13,894,824	113,169,898
Interest income	(40,847)	(15,356)	(2,524)	(58,727)

Loss before income tax benefit	62,538,863	35,543,726	13,892,300	113,111,171
Income tax benefit	—	(2,510,653)	(2,878,440)	(5,811,000)

Net loss	(62,538,863)	(33,033,073)	(11,013,860)	(107,300,171)

Net loss attributable to common stockholders	$(62,538,863)	$(33,033,073)	$(11,013,860)	$(107,300,171)

Net loss per common share—Basic and Diluted	$(7.48)	$(551.51)	$(469.92)
Weighted-average common shares—Basic and Diluted	8,364,432	59,896	23,438

See accompanying notes to the consolidated financial statements.

Durata Therapeutics, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Statement of Change in Stockholders’ Equity

Period from Inception (November 4, 2009) to December 31, 2012

	Common stock		Class A preferred stock (1)		Additional paid in capital	Accumulated deficit	Total
	Shares	Amount	Shares	Amount
Balance at inception (November 4, 2009)	—	$—	—	$—	$—	$—	$—
Issued under incentive stock programs	15,625	156	—	—	5,000	—	5,156
Issuance of Series A convertible preferred stock	—	—	7,999,992	80,000	7,919,992	—	7,999,992
Stock based compensation expense	—	—	—	—	1,807	—	1,807
Net loss	—	—	—	—	—	(714,375)	(714,375)

Balance at December 31, 2009	15,625	156	7,999,992	80,000	7,926,799	(714,375)	7,292,580
Issued under incentive stock programs	15,625	156	—	—	7,188	—	7,344
Issuance of Series A convertible preferred stock	—	—	5,197,945	51,979	5,145,966	—	5,197,945
Stock based compensation expense	—	—	—	—	327,653	—	327,653
Net loss	—	—	—	—	—	(11,013,860)	(11,013,860)

Balance at December 31, 2010	31,250	313	13,197,937	131,979	13,407,605	(11,728,235)	1,811,662
Issued under incentive stock programs	31,250	312	—	—	12,188	—	12,500
Issuance of Series A convertible preferred stock	—	—	35,999,999	360,000	35,639,999	—	35,999,999
Stock based compensation expense	—	—	—	—	768,907	—	768,907
Net loss	—	—	—	—	—	(33,033,073)	(33,033,073)

Balance at December 31, 2011	62,500	625	49,197,936	491,979	49,828,699	(44,761,308)	5,559,995
Proceeds from stock options exercised	23,221	233	—	—	145,935	—	146,168
Issuance of Series A convertible preferred stock	—	—	22,000,000	220,000	21,780,000	—	22,000,000
Conversion of Series A convertible preferred stock to common stock (1)	9,649,738	96,497	(71,197,936)	(711,979)	6,615,482	—	6,000,000
Initial public offering, net	8,625,000	86,250	—	—	71,213,326	—	71,299,576
Stock based compensation expense	—	—	—	—	1,405,576	—	1,405,576
Net loss	—	—	—	—	—	(62,538,863)	(62,538,863)

Balance at December 31, 2012	18,360,459	$183,605	—	$—	$150,989,018	$(107,300,171)	$43,872,452

(1)	Does not include the $6,000,000 portion of the preferred stock that was redeemable upon certain conditions by the holders. These shares along with the non-redeemable portion of the Series A convertible preferred stock were converted to common stock at the time of the initial public offering (see note 3, Reverse Stock Split and Initial Public Offering).

See accompanying notes to consolidated financial statements.

Durata Therapeutics, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Statement of Cash Flows

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Period from inception (November 4, 2009) to December 31, 2012
Cash flows from operating activities:
Net loss	$(62,538,863)	$(33,033,073)	$(11,013,860)	$(107,300,171)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	14,595	—	—	14,595
Stock based compensation expense	1,405,576	781,407	333,903	2,528,943
Acquisition related charges, net	1,097,000	1,121,000	6,300,000	8,544,000
Deferred income taxes	—	(2,510,653)	(2,878,440)	(5,811,000)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(4,809,646)	(948,407)	(2,650)	(5,805,916)
Contingent receivable	—	5,421,000	—	5,421,000
Deferred charge	(12,416,775)	—	—	(12,416,775)
Accounts payable	6,384,578	1,250,311	700,705	8,341,150
Accrued expenses	9,232,364	560,537	41,325	10,601,613
Income taxes payable	3,397,911	—	—	3,397,911
Other liabilities	222,259	—	—	222,259

Net cash used by operating activities	(58,011,001)	(27,357,878)	(6,519,017)	(92,262,391)

Cash flows from investing activities:
Acquisition of in process research and development	—	—	—	(10,000,000)
Purchases of property and equipment	(719,188)	—	—	(719,188)
Purchases of short-term investments	(13,093,651)	—	—	(13,093,651)
Other investing activities	(850,000)	—	—	(850,000)
Other assets	—	—	(40,280)	(40,280)

Net cash used by investing activities	(14,662,839)	—	(40,280)	(24,703,119)

Cash flows from financing activities:
Proceeds from issuance of Series A preferred stock	22,000,000	35,999,999	5,197,945	77,197,936
Proceeds from stock options exercised	146,168	—	—	146,168
Proceeds from receipt of contingent receivable	—	579,000	—	579,000
Proceeds from initial public offering, net	73,911,837	—	—	73,911,837
Payments for offering costs	(2,612,261)	—	—	(2,612,261)

Net cash provided by financing activities	93,445,744	36,578,999	5,197,945	149,222,680

Net increase (decrease) in cash	20,771,904	9,221,121	(1,361,352)	32,257,170
Cash and cash equivalents, beginning of year and period	11,485,266	2,264,145	3,625,497	—

Cash and cash equivalents, end of year and period	$32,257,170	$11,485,266	$2,264,145	$32,257,170

Supplemental Disclosures of Cash Flow Information
Non-cash financing activities:
Conversion of Series A Convertible Preferred Stock to common stock	77,197,936	—	—	77,197,936

Non-cash investing activities:
Capital expenditures included in current liabilities	$276,828	—	—	$276,828

Cash paid for income taxes	$9,800,000	—	—	$9,800,000

See accompanying notes to the consolidated financial statements.

Durata Therapeutics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements

(1)	Nature of Business, Organization and Liquidity

Durata Therapeutics, Inc. and subsidiaries (a development stage company) (the Company) is a Delaware corporation and has its principal place of business in Chicago, Illinois. The Company is a pharmaceutical company focused on the development and commercialization of novel therapeutics for patients with infectious diseases and acute illnesses. The Company was incorporated on November 4, 2009. In December 2009, the Company entered into an agreement with Pfizer Inc. (Pfizer) to acquire Vicuron Pharmaceuticals Inc. (Vicuron) (see note 7, Acquisitions).

To date, the Company has not generated any revenues and has financed its operations primarily through private placements of its preferred stock, the issuance and sale of its common stock in its initial public offering in July 2012 (see note 3, Reverse Stock Split and Initial Public Offering) . The Company expects to continue to incur significant expenses to evaluate the results of its recently completed Phase 3 clinical trials of its lead product candidate, dalbavancin, for the treatment of patients with acute bacterial skin and skin structure infections (ABSSSI), seek marketing approval for dalbavancin and, possibly, other product candidates, manufacture drug product, and establish a commercial organization. The Company had a net loss of $62,538,863 for the year ended December 31, 2012 and had a deficit accumulated during the development stage of $107,300,171 from inception until December 31, 2012.

The Company estimates that it has sufficient funding to sustain its operations through mid-2014. Based on the Company’s existing cash and cash equivalents and short-term investments at December 31, 2012, the Company estimates that such funds will be sufficient to enable it to complete the clinical development of, to seek marketing approval in the United States and the European Union for, and, if approved for the treatment of patients with ABSSSI, to commercially launch dalbavancin in the United States and Western Europe. The Company has based this estimate on assumptions that may prove to be wrong, and it could use its available capital resources sooner than it currently expects.

The Company also believes it has other financing alternatives available to fund additional activities until its operations generate adequate operating cash flows, which include additional equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. On March 5, 2013, the Company entered into a loan agreement with Oxford Finance LLC (Oxford) (see note 15, Subsequent Events, for further details). The Company also has limited fixed commitments for uses of cash and has the intent and ability, if necessary, to delay or eliminate expenditures until adequate funding is available.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company are prepared on the accrual basis of accounting. All intercompany accounts and transactions have been eliminated.

(b)	Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

(c)	Development Stage Company

The Company’s primary activities since inception have been organizing and staffing the Company, business planning, raising capital and acquiring and developing dalbavancin. Accordingly, the

Company is considered to be in the “development stage” and has prepared the accompanying consolidated financial statements in accordance with the provisions of the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) No. 915, Accounting for Development Stage Entities.

(d)	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash resources principally in money market funds.

Cash accounts with any type of restriction are classified as restricted cash. If restrictions are expected to be lifted in the next twelve months, the restricted cash account is classified as current. Included within Restricted Cash on the Company’s December 31, 2012 consolidated balance sheet are certificates of deposit for $850,000 which are being held by a third party bank as collateral for the irrevocable letters of credit that were issued in 2012 to secure two office leases (see note 12, Commitments and Contingencies).

(e)	Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. The fair value hierarchy is established that prioritizes valuation inputs based on the observable nature of those inputs. The fair value hierarchy applies only to the valuation inputs used in determining the fair value of the investments and is not a measure of the investment credit quality. The hierarchy defines three levels of valuation inputs:

Level 1:	Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than the quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. See note 5, Financial Instruments, for additional information.

(f)	Short-term Investments

As of December 31, 2012 , cash equivalents and short-term investments consist of investments in money market accounts, federal agency bonds and corporate entity commercial paper and bonds that are classified as available-for-sale pursuant to ASC 320, Investments—Debt and Equity Securities. The Company classifies investments available to fund current operations as current assets on its balance sheet. Investments are classified as long-term assets on the balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least one year and (ii) the contractual maturity date of the investments is greater than one year. All of the Company’s investments are classified as current.

The fair value of these securities is based on quoted prices for identical or similar assets. If a decline in the fair value is considered other-than-temporary the unrealized loss, if any, would be transferred from other comprehensive loss to the statement of operations. There were no charges taken for other-than-temporary declines in fair value of short-term investments during 2012. Realized gains and losses are determined using the specific identification method and are included in interest income in the statement of operations. There were no realized gains or losses recognized during 2012.

The Company reviews investments for other-than-temporary impairment whenever the fair value of an investment is less than the amortized cost and evidence indicates that an investment’s carrying amount is not recoverable within a reasonable period of time. To determine whether an impairment is other-than-temporary, the Company considers its intent to sell, or whether it is more likely than not that the Company will be required to sell, the investment before recovery of the investment’s amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, the severity and the duration of the impairment and changes in value subsequent to year end. As of December 31, 2012, there were no investments with a fair value that was lower than the amortized cost basis or any investments that had been in an unrealized loss position for a significant period. See note 5, Financial Instruments, for further information.

(g)	Other Intangible Assets

The Company had an acquired in-process research and development (IPR&D) intangible asset of $15,292,000 as of December 31, 2012 and 2011. Acquired IPR&D intangible assets represent the right to develop, use, sell or offer for sale intellectual property that the Company has acquired with respect to processes that have not been completed. These assets are required to be classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the date of acquisition, these assets will not be amortized until their processes are completed and the Company receives regulatory approval from a major market to allow for the commencement of commercial marketing activities. At that time, the Company will determine the useful life of the asset, reclassify the asset out of in-process research and development and begin amortization. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated.

If the associated research and development effort is abandoned, the related assets likely will be written-off and the Company will record a non-cash impairment loss on its consolidated statement of operations. Acquired in-process research and development assets which are determined to have had a decrease in fair value are adjusted to fair value with an impairment charge. Such assets are tested at least annually or when a triggering event occurs that could indicate a potential impairment. Intangible assets with definite useful lives will be amortized to their estimated residual values over their estimated useful lives and reviewed for impairment if certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See note 8, Goodwill and Intangibles, for additional information.

(h)	Goodwill

Goodwill represents the excess of purchase price over fair value of net assets acquired in a business combination accounted for by the acquisition method of accounting and is not amortized, but subject to impairment testing at least annually or when a triggering event occurs that could indicate a potential impairment. The Company had goodwill of $5,811,000 as of December 31, 2012 and 2011. See note 8, Goodwill and Intangibles, for additional information.

(i)	Property and Equipment

Property and equipment are recorded at cost, net of depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. The following table shows the estimated useful lives of the Company’s property and equipment:

Classification	Estimated Useful Lives

Leasehold improvements	Lesser of useful life or lease term

Furniture and fixtures	5 years

Information technology related	3-5 years

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Repairs and maintenance costs are expensed as incurred. See note 6, Property and Equipment, for additional information.

(j)	Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(k)	Operating Leases

Rent expense related to leases is recorded on a straight-line basis over the term of the lease, including any rent free periods. The difference between actual rent payments and straight-line rent expense is recorded as deferred rent and included in other liabilities in the accompanying consolidated balance sheet.

(l)	Research and Development Costs

Research and development costs are expensed as incurred and are primarily comprised of the following types of costs incurred in performing research and development activities:

•	employee-related expenses, including salaries, benefits, travel and share-based compensation expense;

•

external research and development expenses incurred under arrangements with third parties, such as contract research organizations (CROs), manufacturing organizations and consultants, including our scientific advisory board; and

•	facilities and laboratory and other supplies.

(m)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on income tax returns it files if such tax position is more likely than not to be sustained. See note 11, Income Taxes, for additional information.

(n)	Share-Based Compensation

The Company uses share-based compensation in the form of stock options and restricted stock. Compensation expense is recognized in the consolidated statement of operations based on the estimated fair value of the shares at grant date. Compensation cost to be recognized reflects an estimate of the number of shares expected to vest after taking into consideration an estimate of forfeiture. The fair values of stock option grants are estimated as of the date of grant using the Black-Scholes option valuation model. The fair value of option grants are based on the fair value of the Company’s common stock on the date of grant. See note 9, Stockholders’ Equity and Stock Compensation, for additional information.

(o)	Concentrations

The Company maintains cash and cash equivalent balances with financial institutions which, at times, may exceed insurance limits established by the Federal Deposit Insurance Corporation. Management does not consider this to be a significant risk due to the long-standing reputation of these financial institutions.

The Company has entered into agreements with a contract manufacturer to manufacture clinical and future commercial supplies of dalbavancin. The Company has also entered into an agreement with a contract manufacturer to supply the drug substance for dalbavancin in the form of injectable grade powder. The loss of either of these suppliers could have a material adverse effect upon the Company’s operations.

(3)	Reverse Stock Split and Initial Public Offering

In connection with its initial public offering, the Company’s board of directors and stockholders approved a one-for-8.0000 reverse stock split of the Company’s common stock. The reverse stock split became effective on July 6, 2012. All share and per share amounts in the financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in par value to additional paid-in capital. In addition, in July 2012, the Company’s stockholders approved a reduction in the per share price in a qualified initial public offering (QIPO) required for the automatic conversion of the Company’s Series A Convertible Preferred Stock into common stock.

In July 2012, the Company closed the initial public offering of its common stock pursuant to a registration statement on Form S-1, as amended. The Company sold an aggregate of 8,625,000 shares of common stock under the registration statement at a public offering price of $9.00 per share, including 1,125,000 shares pursuant to the exercise by the underwriters of an over-allotment option. Net proceeds were approximately $73.9 million, after deducting underwriting discounts and commissions but prior to the payment of remaining offering expenses payable by the Company.

Upon closing the initial public offering, all outstanding shares of the Company’s Series A Convertible Preferred Stock were converted into 9,649,738 shares of common stock.

(4)	Prepaid Expenses and Other Current Assets

	December 31, 2012	December 31, 2011
Prepaid manufacturing fees (a)	$4,550,000	$793,531
Deferred tax assets	781,136	—
Prepaid insurance	353,489	162,739
Other prepaid assets	98,419	40,000
Other receivables	61,586	—

	$5,844,630	$996,270

(a)	During 2012, the Company paid amounts to its primary manufacturer of active pharmaceutical ingredient for the production of validation batches that are anticipated to be produced in 2013.

(5)	Financial Instruments

The following table presents information about the Company’s financial assets that have been measured at fair value at December 31, 2012 and 2011, and indicates the fair value hierarchy of the valuation inputs used to determine such fair value. Cash and cash equivalents at December 31, 2012 included money market funds as noted below.

	2012
	Fair Value	Level 1	Level 2	Level 3
Assets:
Money market fund investments	$30,536,996	$30,536,996	$—	$—
Available for sale securities:
Federal agency bonds	8,089,536	8,089,536	—	—
Corporate commercial paper	3,997,480	3,997,480	—	—
Corporate bonds	1,006,635	1,006,635	—	—

Total available for sale securities	$13,093,651	$13,093,651	$—	$—
Liabilities:
Contingent Liability	$19,836,000	$—	$—	$19,836,000

	2011
	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Contingent Liability	$18,739,000	$—	$—	$18,739,000

Additional information for the Company’s recurring fair value measurements using significant unobservable inputs (Level 3 inputs) was follows:

Balance at December 31, 2010	$14,618,000
Contingent consideration expense	4,121,000
Transfers in and/or out of Level 3	—

Balance at December 31, 2011	$18,739,000
Contingent consideration expense	1,097,000
Transfers in and/or out of Level 3	—

Balance at December 31, 2012	$19,836,000

See note 7, Acquisitions, for additional information related to the fair value of the contingent liability.

Certain financial instruments reflected in the consolidated balance sheets (for example, cash, accounts payable and certain other liabilities) are recorded at cost, which approximates fair value due to their short-term nature.

All available for sale securities have maturity dates less than one year. As of December 31, 2012, unrealized gains and losses on available for sale securities were immaterial.

(6)	Property and Equipment

Property and equipment and related accumulated depreciation are as follows:

December 31, 2012
Furniture and fixtures	$641,475
Information technology related	225,511
Leasehold improvements	129,030

996,016
Less: accumulated depreciation	(14,595)

$981,421

The Company did not have any property and equipment as of December 31, 2011. Depreciation expense was $14,595 for the year ended December 31, 2012.

(7)	Acquisitions

In December 2009, the Company acquired the rights to dalbavancin through our acquisition of all of the outstanding shares of capital stock of Vicuron from Pfizer. The Company paid total up-front consideration of $10,000,000 for the shares of Vicuron and the dalbavancin inventory to be used in research. In addition, upon the successful clinical development, regulatory approval and first commercial sale of dalbavancin, in the United States or one of five major European markets, the Company is required to pay Pfizer an additional milestone payment of $25,000,000. However, at its sole discretion, the Company may elect to defer the milestone payment for a period of up to five years if it delivers to Pfizer a promissory note for the full amount of such milestone payment. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually. The Pfizer Agreement also included a clause allowing for a refund of $6,000,000 of the initial $10,000,000 purchase price if the Company provided documentation that supported the position that marketing approval for dalbavancin required more than one new Phase 3 clinical trial. The transaction has been accounted for as an acquisition of a business and, accordingly, under the acquisition method of accounting, the purchase price was determined using cash paid and the estimated fair values for the two contingent aspects of the consideration using probability factors and assessments as of the acquisition date. As the principal asset acquired was a right to develop, manufacture and sell dalbavancin, that fair value was considered to represent IPR&D. Such value was capitalized at the acquisition date.

The table below lists the fair value of the consideration transferred in the Pfizer Agreement:

Fair value at acquisition date
Cash paid	$10,000,000
Contingent obligation	5,871,000
Contingent receivable	(579,000)

$15,292,000

Management completed an assessment of the probability of the successful clinical development, regulatory approval and commercial sale of dalbavancin in future periods and determined that a liability of $5,871,000 should be recorded at December 11, 2009 to reflect fair value of the contingent consideration. The Company has classified this liability as noncurrent in the accompanying consolidated balance sheets, as payment is not expected to occur until at least 2014. The Company also recorded the fair value of the contingent receivable of $579,000 at December 11, 2009 based on the probability of payout. Subsequent to the acquisition date, the Company has measured the contingent consideration arrangements at fair value for each period with changes in fair value recognized in the Company’s statement of operations. Changes in fair value reflect new information about the related IPR&D asset and its progress toward approval, and the passage of time based on an estimated risk-free rate of interest, and therefore ultimately the probability of achieving regulatory approval for the product candidate. Separately, the possibility of receiving the $6,000,000 contingent receivable was also reassessed as development efforts continued. The Company received the $6,000,000 contingent receivable in March 2011. In the absence of new information on development costs and probability of success, changes in fair value during those periods reflect only the passage of time.

The purchase price allocation resulted in the following amounts being allocated to the assets and liabilities assumed at the acquisition date based upon their respected fair values summarized below:

December 11, 2009
IPR&D asset	$15,292,000
Deferred tax liability	(5,811,000)
Goodwill	5,811,000

Total consideration transferred	$15,292,000

The fair value of the IPR&D asset was estimated using expected future cash flows for dalbavancin, which has not yet received regulatory approval and has no alternative future use. The fair value was based on key assumptions, such as estimates of sales and operating profits related to the product candidate (considering the stage of development), the probability of achieving ultimate approval, the time and resources needed to complete the regulatory approval process for the product candidate and the life of the potential commercialized products and associated risks, including the inherent difficulties and uncertainties in obtaining regulatory approvals. In determining the fair value of the IPR&D asset acquired related to dalbavancin, the Company used the following assumptions:

•	The expected product approval date was early 2014 with product launch occurring later in 2014. The first year of significant cash inflows was 2015.

•

The Company’s estimate of pricing and costs of product sales at the date of the acquisition was based upon information available at that time. The expected costs of products was based on typical contract manufacturing costs with an expectation of higher costs earlier in the product life cycle and then decreasing and stabilizing costs in subsequent years. The product sales data was based on the Company’s knowledge of a competitor’s product sales increases and its view of the market for the product as best it understood it at the time.

•	The Company applied a 30% probability of regulatory approval and subsequent commercial launch and a 20% discount rate to the projected cash flows.

The IPR&D asset will not be amortized until approval is achieved.

The Company does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the Company’s acquisition is not amortized, but is subject to review for impairment annually.

At December 31, 2012 and 2011, the balance of the contingent liability consideration, which reflects the fair value of the contingent milestone payment, was $19,836,000 and $18,739,000, respectively. The Company’s contingent consideration is based on Level 3 inputs within the fair value hierarchy. Fair values determined based on Level 3 inputs use unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. The underlying probability of payment of the contingent liability was 80% as of both December 31, 2012 and 2011.

(8)	Goodwill and Intangibles

The Company tests its goodwill for impairment annually as of December 31 each year unless indicators, events, or circumstances would require an immediate review. Goodwill is tested in accordance with ASU 2011-08, which allows a company the option to assess qualitative factors to determine whether it is necessary to perform a two-step quantitative goodwill impairment test. Under ASU 2011-08, a company is not required to calculate the fair value of its reporting unit unless the company determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. There was no impairment of the Company’s goodwill as a result of impairment tests as of December 31, 2012, 2011 or 2010.

The Company tests its indefinite lived intangible assets annually for impairment as of December 31 using ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,” or ASU 2012-02. ASU 2012-02 allows a company the option to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under ASU 2012-02, a company is not required to calculate the fair value of a given indefinite-lived intangible asset unless the company determines, based on that qualitative assessment, that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. There was no impairment of the Company’s IPR&D asset as a result of impairment tests as of December 31, 2012, 2011 or 2010.

(9)	Stockholders’ Equity and Stock Compensation

(a)	Common Stock

In July 2012, the Company closed the initial public offering of its common stock pursuant to a registration statement on Form S-1, as amended. The Company sold an aggregate of 8,625,000 shares of common stock under the registration statement, including 1,125,000 shares pursuant to the exercise by the underwriters of an over-allotment option. Upon closing the initial public offering, all outstanding shares of the Company’s Series A Convertible Preferred Stock were converted into 9,649,738 shares of common stock (see note 3, Reverse Stock Split and Initial Public Offering).

In December 2009, the Company issued 62,500 shares of restricted common stock to an officer in return for services to be rendered over the effective vesting period. This award fully vested in January 2011. The fair value of the 62,500 shares of restricted common stock was expensed over the vesting period. The estimated fair value per share used for the grant of 62,500 shares of restricted common stock was $0.40 ($25,000 of compensation expense) and was based on a valuation of the Company’s common stock as of December 31, 2009 in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid). Based on the valuation methodology selection criteria set forth in the Practice Aid, with a focus on the early stage of the development the Company, including the status of its development efforts, very limited operations and the fact that it had an incomplete management team, as of December 31, 2009, the Company determined that an asset-based approach was the most appropriate method to use to determine the enterprise value of the Company. The Company then allocated the enterprise value using the current value method.

Also included in common stock at December 31, 2012 were 15,625 common shares issued upon exercise of options during the year ended December 31, 2012. Also during that period, an additional 23,017 options were early exercised and restricted shares were issued, with 7,596 shares vested and 15,421 shares unvested at period end.

(b)	Series A Convertible Preferred Stock

Prior to completing its initial public offering, the Company issued and sold an aggregate of 77,197,936 shares of its Series A Convertible Preferred Stock that resulted in the Company receiving cash proceeds of $77,197,936. The proceeds were used for research and development and general working capital. In July 2012, upon closing its initial public offering, all outstanding shares of the Company’s convertible preferred stock were converted into 9,649,738 shares of common stock (see note 3, Reverse Stock Split and Initial Public Offering).

(c)	Stock Incentive Plans

The two stock incentive plans (Incentive Plans) described in this section are the pre-IPO stock incentive plan, as amended (the Incentive Plan), and the 2012 stock incentive plan (2012 Plan). Prior to the Company’s initial public offering, the Company granted awards to eligible participants under the Incentive Plan. Following the initial public offering, the Company grants awards to eligible participants under the 2012 Plan.

2012 Stock Incentive Plan (2012 Plan)

In April 2012, the Company’s board of directors and stockholders approved the 2012 Plan. The 2012 Plan became effective immediately prior to the closing of the Company’s initial public offering (see note 3, Reverse Stock Split and Initial Public Offering). The 2012 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. As of December 31, 2012, the number of shares of the Company’s common stock reserved for issuance under the 2012 Plan was 654,129. This number may increase for the number of shares of the Company’s common stock subject to outstanding awards under the Company’s pre-IPO stock incentive plan, that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right. In addition, the 2012 Plan provides for an annual increase, to be added on the first day of fiscal year 2014 and each subsequent anniversary until the expiration of the 2012 Plan, equal to the lowest of 437,500 shares of the Company’s common stock, 2.75% of the number of shares of the Company’s common stock outstanding on the first day of the fiscal year and an amount determined by the board of directors.

Pre-IPO Stock Incentive Plan (Incentive Plan)

Upon the closing of the initial public offering, the Company ceased granting any awards under the Incentive Plan.

The Incentive Plan provided for the granting of stock options and other stock awards of the Company to employees and consultants. General awards under the Incentive Plan consisted of a specified number of options awarded to an employee or consultant subject to the satisfaction of various vesting conditions determined and specified by the Company at the time of the award. In April 2012, the Company’s board of directors and stockholders approved an amendment to the Incentive Plan to increase the number of shares reserved for issuance under the Incentive Plan from 1,875,000 to 2,125,000.

For the year ended December 31, 2012, the Company awarded options to purchase 730,309 shares in aggregate under the Incentive Plans.

In April 2012, the Board resolved that all options granted under the Incentive Plan may be exercisable from the date of grant. If exercised prior to full vesting, restricted shares of common stock are issued and continue to vest in the same manner as the original options awarded. Upon termination of employment any unvested options or unvested restricted shares are immediately cancelled and available for future grant under the 2012 Plan, while vested options are exercisable for a defined period. The vesting schedule for awards is to be established by the Company’s board of directors in its discretion on the date of grant. The outstanding option grants at December 31, 2012 have a term of 10 years and generally vest over periods up to 4 years.

Activity with respect to options was as follows:

	Options Outstanding			Exercisable Options
	Shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Shares	Weighted average exercise price per share
December 31, 2009	375,000	$0.96	9.38	—	$—
Granted	975,000	0.96	—
Forfeited or expired	—	—	—
Exercised	—	—	—

December 31, 2010	1,350,000	$0.96	9.38	101,561	$0.96
Granted	160,000	1.68	—
Forfeited or expired	—	—	—
Exercised	—	—	—

December 31, 2011	1,510,000	$1.06	8.52	527,181	$0.97
Granted	730,309	7.73	—
Forfeited or expired	63,188	4.94	—
Exercised	38,642	3.78	—

December 31, 2012	2,138,479	$3.17	8.21	952,499	$1.40

The following table summarizes additional information regarding options outstanding and exercisable at December 31, 2012:

	Options Outstanding			Exercisable Options
	Number of options outstanding at year end	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable at year end	Weighted average remaining contractual life (years)	Weighted average exercise price
Exercise price:
$0.96	1,277,500	7.5	$0.96	821,952	7.5	$0.96
$1.68	180,963	8.2	1.68	85,975	8.1	1.68
$2.08	130,000	9.2	2.08	5,208	9.2	2.08
$8.18 – $9.38	351,875	9.9	8.52	868	9.7	9.38
$10.00	198,141	9.4	10.00	38,496	9.3	10.00

	2,138,479			952,499

The weighted-average grant date fair value of the stock options granted during the years ended December 31, 2012, 2011 and 2010 was $6.97 per share, $2.64 per share and $2.80 per share, respectively. The Company estimated the fair value of options granted using the Black-Scholes option pricing model with the following assumptions:

	2012	2011	2010
Risk-free interest rate	1.2% – 2.25%	2.25%	2.25% – 3%
Expected volatility	80%	80%	80 – 85%
Expected term (years)	7	7	7
Expected dividend yield	0%	0%	0%

The Company used the simplified method as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of stock option grants to employees due to the Company’s limited operating history. The risk-free interest rate is based on the implied yield on U.S. Treasury zero coupon bonds for periods commensurate with the expected term of the options. The dividend yield on the Company’s common stock is estimated to be zero based on the fact that the Company has not paid and does not intend to pay dividends during the expected term of its stock options.

Share-based compensation expense for stock options granted to employees and directors is based on the estimated grant date fair value of options recognized ratably over the requisite service period, which is the vesting period of the award. The level of forfeitures expected to occur was estimated based on data from a representative group of companies with similar characteristics to the Company.

During the year ended December 31, 2012, 38,642 options were exercised resulting in $146,168 of proceeds to the Company. Certain of those option awards were early exercises resulting in the issuance of 23,017 shares of restricted stock. As of December 31, 2012, 7,596 shares of the restricted stock were vested, and the remainder will continue to vest over the requisite service period.

Share-based compensation expense totaled $1,405,576, $781,407, and $333,903 for the years ended December 31, 2012, 2011, and 2010, respectively, which is included in research and development and general and administrative expenses in the accompanying consolidated statements of operations. The total unrecognized share-based compensation cost at December 31, 2012 amounted to $5,477,481, which is expected to be recognized over a weighted-average remaining vesting period of approximately 2.95 years.

(10)	Net Loss Per Share

Net loss per share was determined in accordance with the two-class method. This method is used for computing basic net loss per share when companies have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. Under the two-class method, net loss is allocated between common shares and other participating securities based on their participating rights in both distributed and undistributed earnings. The Company’s Series A Convertible Preferred Stock were participating securities, since the stockholders were entitled to share in dividends declared by the board of directors with the common stock based on their equivalent common shares.

Basic net loss per share is computed by dividing net loss available (attributable) to common stockholders by the weighted average number of shares of common stock outstanding during the period. Because the holders of the participating preferred stock were not contractually required to share in the Company’s losses, in applying the two-class method to compute basic net loss per common share, no allocation to preferred stock was made for the years ended December 31, 2012, 2011, and 2010. Potential common shares in the diluted net loss per share computation are excluded as they would be anti-dilutive.

The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding as of December 31, 2012, 2011, and 2010, as they would be anti-dilutive. The convertible preferred stock numbers shown in the table below are shown on a common stock equivalent basis as a result of the reverse stock split described in note 3, Reverse Stock Split and Initial Public Offering.

	December 31,
	2012	2011	2010
Convertible preferred stock	—	6,899,737	2,399,742
Stock options and unvested restricted stock	2,153,900	1,510,000	1,367,449

(11)	Income Taxes

The Company did not record an income tax benefit on its loss before tax for the year ended December 31, 2012. There was $0 U.S., state, and foreign current or deferred income tax expense recorded for the year ended December 31, 2012. In June 2012, the Company formed a wholly-owned foreign subsidiary to which it transferred the worldwide rights to dalbavancin. This transaction provided the Company the ability to fully utilize all of the available U.S. federal and state net operating loss carryforwards and resulted in cash tax payments in the United States. The U.S. and state income tax expense associated with the transfer of the worldwide rights to dalbavancin was deferred on the balance sheet in accordance with ASC 740-10-25-3(e). Losses incurred after the date of such transaction resulted in net operating losses outside the United States. As of December 31, 2012, these net operating losses were not more-likely-than-not to be realized, therefore a full valuation allowance was recorded and no financial statement tax benefit was recorded in 2012. The Company has no ability to carry back losses to previous years and future utilization of these losses is uncertain.

For the years ended December 31, 2012, 2011 and 2010, income from operations before taxes consisted of the following:

	2012	2011	2010
U.S. operations	$(13,834,154)	$(35,543,726)	$(13,892,300)
Foreign operations	(48,704,709)	—	—

	$(62,538,863)	$(35,543,726)	$(13,892,300)

Income tax expense attributable to income from operations was $0, $2,510,653 and $2,878,440 for the years ended December 31, 2012, 2011 and 2010, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from operations as a result of the following:

	2012	2011	2010
Federal statutory rate	35%	34%	34%
States taxes, net of federal benefit	0%	4%	4%
Foreign rate differential	(8)%	—	—
Permanent items—change in contingent consideration	(1)%	(1)%	(11)%
Research and development credits	1%	—	—
Valuation allowance	(27)%	(30)%	—

	— %	7%	26%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their basis for income tax purposes and the tax effects of net operating losses and tax credit carry-forwards. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below.

	2012	2011
Deferred tax assets:
Stock compensation	$1,033,073	$720,323
Federal net operating losses	—	14,004,551
State net operating losses	—	1,647,590
Foreign net operating losses	12,176,177	—

Total deferred tax assets	$13,209,250	$16,372,464

Deferred tax liabilities:
In process research & development	$—	$5,811,000

Total deferred tax liabilities	$—	$5,811,000

Valuation allowance	$12,428,114	$10,561,464

Net deferred tax assets	$781,136	$—

Valuation allowances reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. During the year ended December 31, 2012, the Company has recorded deferred tax assets which are partially offset by a valuation allowance. The Company has recorded a valuation allowance of $12,428,114 and $10,561,464 as of December 31, 2012 and 2011, respectively. The Company regularly evaluates the likelihood of the realization of its deferred tax assets and reduces the carrying amount of those deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryback availability and carryforward periods available to it for tax reporting purposes and other relevant factors. Significant judgment is required in making this assessment. At present, the likelihood of the Company being able to fully realize it deferred income tax benefits against future income is uncertain.

At December 31, 2012, the net deferred tax assets were included in prepaid expenses and other current assets on the consolidated balance sheet.

At December 31, 2012, the Company had no net operating loss carryforwards for federal income tax purposes due to the tax gain recognized in the United States from transfer of the worldwide rights to dalbavancin to a wholly-owned foreign subsidiary. Likewise, the Company has no net operating loss carryforwards for state income tax purposes. The Company has net operating loss carryforwards in the Netherlands of $48,704,709 to offset future taxable income through 2021.

The total amount of federal, foreign, state and local unrecognized tax benefits was $1,116,687 million at December 31, 2012 and $0 at December 31, 2011.

Balance at December 31, 2011	$—
Increase related to prior year tax positions	116,687
Decrease related to prior year tax positions	—
Increase related to current year tax positions	1,000,000

Balance at December 31, 2012	$1,116,687

Included in the balance of total unrecognized tax benefits at December 31, 2012, are potential benefits of $1,116,687 that if recognized, would affect the effective rate on income from operations. The Company has $0 of interest and penalties accrued during both 2012 and 2011 related to the unrecognized tax positions.

The Company files income tax returns in the United States, the Netherlands, the United Kingdom and various U.S. state jurisdictions. The Company’s U.S and state tax returns remain subject to examination for 2009 and subsequent periods.

(12)	Commitments and Contingencies

(a)	Employment Agreements

The Company has employment agreements with certain employees which require the funding of a specified level of payments if certain events, such as a change in control or termination without cause, occur.

(b)	Consulting and Other Business Arrangements

In the course of normal business operations, the Company has agreements with contract service providers to assist in the performance of its research and development and manufacturing activities. The Company can elect to discontinue the work under these agreements at any time. The Company could also enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require up-front payments and even long-term commitments of cash.

The Company has entered into a supply agreement with Gnosis Bioresearch srl., or Gnosis, to supply it with the drug substance for dalbavancin in the form of injectable grade powder. Gnosis has agreed to produce a specified percentage of the Company’s worldwide demand for drug substance. Under this agreement, Gnosis is required to manufacture and supply, and the Company is required to purchase specified minimum annual purchase volumes of drug substance at specified prices. The agreement expires on June 12, 2017, subject to automatic renewal for successive two-year periods. The Company currently has purchase commitments of approximately $22.6 million associated with the first three years of the initial five-year term of the agreement. The Company has agreed with Gnosis to define the purchase commitments for the subsequent two years of the initial term by a date specified in the agreement. As of December 31, 2012, the Company has not incurred any amounts under the purchase commitments in this contract. The contracted amounts are estimated to be paid from 2013 through 2016. In addition, Gnosis is responsible for providing validation batches that the Company intends to submit to the FDA in connection with the Company’s NDA. The Company had purchase commitments of approximately $6.0 million to Gnosis for these validation batches, but as of December 31, 2012, the Company has paid approximately $4.6 million of this amount which was recorded in prepaid expenses and other current assets in the consolidated balance sheet. The Company has also entered into an agreement with a potential secondary supplier of drug substance to manufacture registration and validation batches. The purchase commitment under this agreement is approximately $5.2 million. As of December 31, 2012, the Company has not incurred any amounts under this agreement.

The Company has entered into a development and supply agreement with Hospira Worldwide, Inc., or Hospira, for its fill and finish services. Under this agreement, Hospira is required to supply and the Company is required to purchase a specified percentage of its commercial requirements of dalbavancin. The Company is also required to pay Hospira aggregate development fees of approximately $1.7 million based on the occurrence of specified milestone events. Through December 31, 2012, the Company has incurred approximately $1.2 million of this amount, which has been recorded as research and development expense in the consolidated statements of operations. The agreement expires five years after the first commercial sale of dalbavancin, subject to an automatic renewal for an indefinite period.

(c)	Leasing Arrangements

During 2012, the Company entered into a lease for approximately 10,300 square feet of office space in Chicago, Illinois. The Company intends to use the leased premises for corporate and commercial functions. The Company has agreed to pay aggregate rental fees of approximately $1.2 million over the 65 month term. The Company has provided a security deposit in the form of a letter of credit for the benefit of the landlord in the amount of $500,000, which amount will be reduced incrementally over the term of the lease.

Also during 2012, the Company entered into a lease for approximately 17,800 square feet of office space in Branford, Connecticut. The Company intends to use the leased premises for research and development, clinical and regulatory functions. The Company has agreed to pay aggregate rental fees of approximately $1.8 million over the 62 month term. The Company has provided a security deposit in the form of a letter of credit for the benefit of the landlord in the amount of $350,000, which amount will be reduced incrementally over the term of the lease.

The letters of credit outstanding are collateralized with certificates of deposit.

The minimum aggregate future lease commitments required under these agreements are as follows:

Years ending December 31,
2013	$409,464
2014	576,985
2015	601,634
2016	608,709
2017	624,959
After	126,643

Total future minimum payments	$2,948,394

(d)	Contingencies

From time to time, the Company may be involved in various legal actions arising out of the ordinary conduct of business. In the opinion of management, the ultimate disposition of such actions will not materially affect the Company’s consolidated financial position, results of operations or cash flows.

(13)	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2012	2011
Contract research organizations	$8,308,813	$179,176
Professional fees	141,306	86,082
Compensation and related benefits	1,427,699	634,297
Other expenses	723,795	469,694

	$10,601,613	$1,369,249

(14)	Selected Quarterly Financial Data (unaudited)

	2012
	March 31	June 30	September 30	December 31
Operating expenses:
Research and development	$6,770,763	$16,527,952	$18,956,271	$9,439,736
General and administrative	1,221,196	2,392,303	2,552,453	3,622,036
Acquisition related charges, net	268,000	272,000	277,000	280,000

Operating loss	8,259,959	19,192,255	21,785,724	13,341,772
Interest income	(2,449)	(4,502)	(11,532)	(22,364)

Loss before income taxes	8,257,510	19,187,753	21,774,192	13,319,408
Income tax benefit	—	—	—	—

Net loss	$(8,257,510)	$(19,187,753)	$(21,774,192)	$(13,319,408)

Net loss per common share—Basic and Diluted	$(132.12)	$(260.25)	$(1.47)	$(0.73)
Weighted-average common shares—Basic and Diluted	62,500	73,727	14,781,419	18,359,667

	2011
	March 31	June 30	September 30	December 31
Operating expenses:
Research and development	$4,328,802	$8,439,070	$8,325,872	$9,038,820
General and administrative	1,052,000	1,252,489	1,009,064	991,965
Acquisition related charges/(gains), net	(2,779,000)	2,376,000	760,000	764,000

Operating loss	2,601,802	12,067,559	10,094,936	10,794,785
Interest income	(4,539)	(4,766)	(2,123)	(3,928)

Loss before income taxes	2,597,263	12,062,793	10,092,813	10,790,857
Income tax benefit	(176,589)	(605,700)	(706,356)	(1,022,008)

Net loss	$(2,420,674)	$(11,457,093)	$(9,386,457)	$(9,768,849)

Net loss per common share—Basic and Diluted	$(46.48)	$(183.31)	$(150.18)	$(156.30)
Weighted-average common shares—Basic and Diluted	52,083	62,500	62,500	62,500

(15)	Subsequent Events

In March 2013, the Company and certain of its subsidiaries entered into a loan agreement with Oxford, pursuant to which, subject to the conditions to borrowing thereunder, the Company’s wholly-owned Dutch subsidiaries borrowed an aggregate principal amount of $20.0 million. Amounts borrowed under the loan agreement are guaranteed by the Company and certain of the Company’s subsidiaries. The loan is secured by a lien on all or substantially all of the Company’s assets and the assets of the Company’s subsidiaries (other than Durata Therapeutics Limited), including the pledge of the equity interests in each of the Company’s subsidiaries.

The Oxford term loan bears interest at an annual rate equal to 8.55%. The loan agreement provides for interest-only payments through April 1, 2014, and payment of interest and principal in monthly installments starting on May 1, 2014 and continuing for 29 months thereafter through October 1, 2016. If dalbavancin is approved by the FDA before May 1, 2014, then the interest-only period may be extended by 12 months at the Company’s option so that the aggregate outstanding principal balance of the loan would be repaid in monthly installments starting on May 1, 2015 and continuing for 29 months thereafter through October 1, 2017.

The Company paid a fee of $150,000 when the Company entered into the loan agreement. In addition, the Company is required to pay a fee that is equal to the amount of the term loan (at maturity, acceleration or prepayment, as applicable) multiplied by 5.95% (provided that such percentage shall be 9.85% if the interest only period is extended through April 2015). At the Company’s option, the Company may elect to prepay all of the outstanding term loan plus any accrued interest, plus a prepayment penalty determined with respect to the principal amount of the term loan outstanding. During the first 12 months of each term loan, the penalty is 2.50% of the outstanding principal. During months 13 to 24 after the funding date of a term loan, the penalty is 1.50% of the outstanding principal. From month 25 to the maturity of a loan, the penalty is 0.50% of the outstanding principal. The loan agreement also provides for indemnification of Oxford and the other lenders from time to time party to the loan agreement.

In connection with the loan agreement, the Company agreed to grant Oxford warrants for the purchase of 67,999 shares of the Company’s common stock at an exercise price of $8.68 per share. The warrants are exercisable for seven years from the date of issuance.

The loan agreement also contains certain representations, warranties and non-financial covenants applicable to the Company and its subsidiaries. The loan agreement contains certain events of default. The obligations under the loan agreement and the other loan documents may at Oxford’s option be accelerated upon the occurrence of certain events of default, and are automatically accelerated upon certain bankruptcy-related events of default.

Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Credit Suisse

Jefferies

JMP Securities

RBC Capital Markets

                    , 2013

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Amount
Securities and Exchange Commission registration fee	$7,843
Financial Industry Regulatory Authority, Inc. filing fee	9,125
Accountants’ fees and expenses	100,000
Legal fees and expenses	500,000
Blue Sky fees and expenses	15,000
Transfer Agent’s fees and expenses	10,000
Printing and engraving expenses	10,000
Miscellaneous	98,032

Total Expenses	$750,000

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with our directors and executive officers. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options granted, by us within the past three years that were not registered under the Securities Act, as amended. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuances of Securities

In March 2012, we issued and sold an aggregate of 22,000,000 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $22,000,000.

In August 2011, we issued and sold an aggregate of 22,000,000 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $22,000,000.

In January 2011, we issued and sold an aggregate of 13,999,999 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $13,999,999.

In November 2010, we issued and sold an aggregate of 115,592 shares of our series A preferred stock to our executive officers at a price per share of $1.00 for an aggregate purchase price of $115,592.

In July 2010, we issued and sold an aggregate of 5,000,000 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $5,000,000.

In May 2010, we issued and sold an aggregate of 82,353 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $82,353.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Stock Option Grants

Since January 1, 2010, we have issued to certain employees, directors and consultants options to purchase an aggregate of 2,513,934 shares of common stock as of March 29, 2013, of which, as of March 29, 2013, 66,850 options to purchase shares of common stock had been exercised, options to purchase 90,332 shares had been forfeited and options to purchase 2,356,752 shares of common stock remained outstanding at a weighted average exercise price of $3.69 per share.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(c) Warrants

In March 2013, we and certain of our subsidiaries entered into a loan and security agreement, or the loan agreement, with Oxford Finance LLC, or Oxford, pursuant to which our wholly-owned Dutch subsidiaries borrowed an aggregate principal amount of $20.0 million. In connection with the loan agreement, we granted Oxford warrants for the purchase of 67,999 shares of our common stock at an exercise price of $8.68 per share. The warrants are exercisable for seven years from the date of issuance.

No underwriters were involved in the foregoing issuance of securities. The securities described in this section (c) of Item 15 were issued to a single investor in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. Oxford represented to us in connection with the issuance of the warrants that Oxford was an accredited investor and was acquiring the securities for its own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that Oxford could bear the risks of the investment and could hold the securities for an indefinite period of time. Oxford received written disclosures that the securities and the common stock issuable upon the exercise of such securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this March 29, 2013.

DURATA THERAPEUTICS, INC.

By:	/S/ PAUL R. EDICK
Paul R. Edick
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Durata Therapeutics, Inc., hereby severally constitute and appoint Paul R. Edick and Corey N. Fishman, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/S/ PAUL R. EDICK Paul R. Edick	Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2013

/S/ COREY N. FISHMAN Corey N. Fishman	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2013

/S/ BRENTON K. AHRENS Brenton K. Ahrens	Director	March 29, 2013

/S/ RICHARD U. DE SCHUTTER Richard U. De Schutter	Director	March 29, 2013

/S/ LISA M. GILES Lisa M. Giles	Director	March 29, 2013

/S/ DOV A. GOLDSTEIN, M.D. Dov A. Goldstein, M.D.	Director	March 29, 2013

/S/ JAMES I. HEALY, M.D., PH.D. James I. Healy, M.D., Ph.D.	Director	March 29, 2013

/S/ RONALD M. HUNT Ronald M. Hunt	Director	March 29, 2013

/S/ KEVIN C. O’BOYLE Kevin C. O’Boyle	Director	March 29, 2013

/S/ NICOLE VITULLO Nicole Vitullo	Director	March 29, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Underwriting Agreement

3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form S-1/A filed with the SEC on April 30, 2012)

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 to our Registration Statement on Form S-1/A filed with the SEC on April 30, 2012)

5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1	Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-1 filed with the SEC on March 22, 2012)

10.2	Form of Stock Option Agreement under the Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-1/A filed with the SEC on April 30, 2012)

10.3	2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form S-1/A filed with the SEC on April 30, 2012)

10.4	Form of Incentive Stock Option Agreement under the 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form S-1/A filed with the SEC on April 30, 2012)

10.5	Form of Nonstatutory Stock Option Agreement under the 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form S-1/A filed with the SEC on April 30, 2012)

10.6	Investor Rights Agreement, dated December 11, 2009, among the Registrant and the parties named therein (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form S-1 filed with the SEC on March 22, 2012)

10.7	Lease, dated August 3, 2012, between the Registrant and 200 S. Wacker Property Owner, L.L.C. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 9, 2012)

10.8	Indenture of Lease, dated as of August 16, 2012, between the Registrant and T.J.K. Associates, LLC (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on November 9, 2012)

10.9(1)	Stock Purchase Agreement, dated as of December 11, 2009, between the Registrant and Pfizer, Inc. (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form S-1/A filed with the SEC on June 22, 2012)

10.10(1)	Rights Transfer Agreement, dated as of December 14, 2010, between the Registrant, Vicuron Pharmaceuticals Inc., and RaQualia Pharma Inc. (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form S-1 filed with the SEC on March 22, 2012)

10.11(1)	Development and Supply Agreement, dated as of December 21, 2010, between the Registrant and Hospira Worldwide, Inc. (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form S-1 filed with the SEC on March 22, 2012)

10.12	Amended and Restated Employment Agreement, dated June 19, 2012, between the Registrant and Paul R. Edick (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form S-1/A filed with the SEC on June 22, 2012)

10.13	Amended and Restated Employment Agreement, dated June 6, 2012, between the Registrant and Corey N. Fishman (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-1/A filed with the SEC on June 22, 2012)

Exhibit Number	Description of Exhibit

10.14	Amended and Restated Employment Agreement, dated June 10, 2012, between the Registrant and Michael W. Dunne (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-1/A filed with the SEC on June 22, 2012)

10.15	Amended and Restated Employment Agreement, dated June 20, 2012, between the Registrant and John P. Shannon (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form S-1/A filed with the SEC on June 22, 2012)

10.16	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form S-1/A filed with the SEC on May 18, 2012)

10.17	Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K filed with the SEC on March 8, 2013)

10.18(1)	Supply Agreement, dated June 12, 2012, between the Registrant and Gnosis Bioresearch srl. (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form S-1/A filed with the SEC on June 22, 2012)

10.19	Loan and Security Agreement, dated as of March 5, 2013, among the Registrant, certain of the Registrant’s subsidiaries, and Oxford Finance LLC

10.20	Form of Warrant to Purchase Stock issued in connection with the Loan and Security Agreement, dated as of March 5, 2013, between the Registrant and Oxford Finance LLC

10.21	Security Agreement, dated as of March 5, 2013, among the Registrant, Vicuron Pharmaceuticals Inc., and Oxford Finance LLC

10.22	Unconditional Guaranty, dated as of March 5, 2013, by the Registrant and Vicuron Pharmaceuticals Inc. in favor of Oxford Finance LLC

10.23	Subordination Agreement, dated as of March 5, 2013, among the Registrant, certain of the Registrant’s subsidiaries, and Oxford Finance LLC

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our Annual Report on Form 10-K filed with the SEC on March 8, 2013)

23.1	Consent of KPMG LLP

23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

101†	The following materials from the Registration Statement on Form S-1 of Durata Therapeutics, Inc. are formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statement of Stockholders’ Equity (Deficit), (iv) the Consolidated Statements of Cash Flows, and (v) the Condensed Notes to Consolidated Financial Statements, tagged as blocks of text

*	To be filed by amendment.
†	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
(1)	Confidential treatment granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.